As filed with the Securities and Exchange Commission on September 22, 1997


                                     FORM 10/A



                                 AMENDMENT NO. 2


                   General Form for Registration of Securities
                       Pursuant to Section 12(b) or (g) of
                       the Securities Exchange Act of 1934


                     Pennsylvania Manufacturers Corporation
             ------------------------------------------------------
             (Exact name of registrant as specified in its charter)


                  Pennsylvania                             23-2217932
         -------------------------------               -------------------
         (State or other jurisdiction of                (I.R.S. Employer
          incorporation or organization)               Identification No.)


               The PMA Building
              380 Sentry Parkway
            Blue Bell, Pennsylvania                        19422-2328
    ----------------------------------------               ----------
    (Address of principal executive offices)               (Zip Code)


       Registrant's telephone number, including area code: (215) 665-5046
                                                           --------------

           Securities to be registered pursuant to Section 12(b): None


        Securities to be registered pursuant to Section 12(g) of the Act:


                 Class A Common Stock, par value $5.00 per share
                 -----------------------------------------------
                                (Title of Class)

Introductory Note

     This Form 10 Registration Statement contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and the Securities Act of 1933 (the "Securities Act") that involve risks and uncertainties. Such statements can be identified by the use of forward-looking terminology such as "may," "will," "should," "expect," "anticipate," "believe," "estimate" or "continue," or the negative thereof or other variations thereon or comparable terminology. The Company's actual results could differ materially from those projected in the forward-looking statements as a result of certain of the factors set forth elsewhere in this Registration Statement, including, but not limited to "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in Item 2 of this registration statement. The factors that could cause actual results to vary materially include, but are not limited to, the following: changes in general economic conditions, including the performance of financial markets and interest rates; regulatory or tax changes, including changes in risk-based capital or other regulatory standards that affect the ability of the Company to conduct its business; competitive or regulatory changes that affect the cost of or demand for the Company's products; the effect of changes in workers' compensation statutes and the administration thereof; the Company's ability to predict and effectively manage claims related to insurance and reinsurance policies; reliance on key management; adequacy of claim liabilities; adequacy and collectibility of reinsurance purchased by the Company; and natural disasters. Investors should not place undue reliance on any such forward-looking statements.

Item 1. Business

Company Overview


     Pennsylvania Manufacturers Corporation (the "Company" or "PMC") is an insurance holding company formed in 1982 as a Pennsylvania corporation. The Company's principal executive offices are located at The PMA Building, 380 Sentry Parkway, Blue Bell, Pennsylvania, 19422-2328, and its telephone number is
(215) 665-5046.

     The Company operates in two principal segments, property and casualty primary insurance through Pennsylvania Manufacturers' Association Insurance Company ("PMAIC") and other affiliated insurance companies (the "Property and Casualty Group"), featuring workers' compensation coverages and related services, and property and casualty reinsurance through PMA Reinsurance Corporation ("PMA Re"). The Property and Casualty Group writes workers' compensation and certain other lines of commercial insurance primarily in nine contiguous jurisdictions in the Mid-Atlantic and Southern regions, utilizing the PMA Group trade name. The domestic insurance subsidiaries through which the Property and Casualty Group writes its insurance products and which share results through an intercompany pooling agreement are referred to herein as the "Pooled Companies." PMA Re emphasizes risk-exposed, excess of loss reinsurance and operates in the domestic brokered market. The Property and Casualty Group and PMA Re are sometimes collectively referred to herein as the "Insurance Subsidiaries." A.M. Best & Company ("A.M. Best") has currently assigned an "A- (Excellent)" rating to the Pooled Companies and an "A+ (Superior)" rating to PMA Re. At December 31, 1996, the Company had total assets of $3.1 billion and shareholders' equity of $425.8 million. Unless otherwise specified in this registration statement, dollar amounts set forth herein with respect to the Company are presented in accordance with generally accepted accounting principles ("GAAP").


     After a period of rapid growth in the late 1980's, the Company's consolidated total net premiums written declined from $705.8 million in 1991 to $443.5 million in 1996. During this period, the market for the products written by the Property and Casualty Group was very competitive. The Property and Casualty Group restricted its premium volume, rather than write business at rates that were not commensurate with the risks assumed, and introduced loss-sensitive coverages and large-deductible programs, under which insureds pay less premium but bear a greater portion of loss exposure. Beginning in 1992, premiums written were also reduced as a result of the Property and Casualty Group's re-underwriting of its book of business and, commencing in 1993, rate reductions associated with workers' compensation benefit reform laws. Management believes that recent initiatives it has taken and workers' compensation reforms enacted in recent years afford the Property and Casualty Group an opportunity to increase its core business, workers' compensation insurance, on terms acceptable to it. See "The Property and Casualty Group -- Background and Recent Developments" below. Between 1992 and 1996, PMA Re's premium volume expanded as a result of the increased demand for reinsurance in the markets in which PMA Re participates as well as trends towards ceding companies restricting the number of reinsurers with which they will do business. Those trends have facilitated PMA Re's increased participation on reinsurance treaties with its existing clients, the writing of additional layers and programs with existing clients, and to a lesser extent, the addition of business from new ceding companies.

     The composition of the Company's statutory net premiums written for 1996 was as follows:

                          (dollar amounts in thousands)

                                               Net
                                             premiums
                                             written             % of total
                                             --------            ----------
Workers' compensation.................       $198,198               44.3%
Other commercial lines................         84,781               19.0%
                                             --------              -----
The Property and Casualty Group.......        282,979               63.3%
PMA Re................................        164,053               36.7%
                                             --------              -----
     Total............................       $447,032              100.0%
                                             ========              =====



     The Company is in the process of establishing a separate excess and surplus lines company and has hired Ronald S. Austin as President and Chief Operating Officer of that division. Management anticipates that the excess and surplus lines company will primarily write multi-line business consisting of primary and excess commercial general liability, professional liability, excess automobile and certain property exposures.


The Property and Casualty Group

     Background and Recent Developments

     The Property and Casualty Group provides workers' compensation insurance, other commercial property and casualty insurance coverages, and related services to entities located primarily in nine contiguous jurisdictions in the Mid-Atlantic and Southern regions. As a result primarily of the Property and Casualty Group's underwriting decisions, the introduction of loss-sensitive coverages and large deductible programs, competition and the impact of workers' compensation benefit reform laws, the Property and Casualty Group's statutory net premiums written declined from $456.4 million in 1992 to $283.0 million in 1996.

     In 1996, the Property and Casualty Group strengthened its loss reserves by $191.4 million. Of this amount, $110.0 million related to workers' compensation, $60.4 million related to asbestos and environmental claims, and $21.0 million related to other lines and loss adjustment expenses ("LAE"). The adverse development arising from workers' compensation had reduced earnings by a cumulative $251.6 million between 1992 and 1995. Such adverse development mainly related to Pennsylvania workers' compensation business from accident years 1987 through 1991. As the claims data from these accident years have matured, the impact of the disability and medical benefits available to claimants before the passage of reform legislation in 1993 and 1996, coupled with the economic conditions that had existed during the disability periods, has become more apparent. As a result, the developed losses have exceeded management's prior estimates. The reform legislation enacted in 1993 and 1996 has introduced various controls and limitations on disability and medical benefits. Management believes that the reforms and more stringent underwriting standards adopted since 1991 have had and continue to have a beneficial effect on the Company's accident year loss ratios. The strengthening recorded for asbestos and environmental claims is based upon a detailed loss analysis that examined data on an account-by-account and site-by-site basis for asbestos, and an actuarial calendar year loss development technique for environmental claims. After strengthening the asbestos and environmental reserves, the Property and Casualty Group's survival ratio is 8.8 years. See "Loss Reserves" below. The impact of the loss reserve strengthening and restructuring charges taken for the expense initiatives discussed below reduced the Pooled Companies' statutory capital and surplus to $250.4 million at December 31, 1996.

     In late 1996, the Property and Casualty Group began a commutation program designed to reduce the outstanding Pennsylvania workers' compensation claims from accident years 1991 and prior. Commutations are agreements with claimants whereby the claimants, in exchange for a lump sum payment, release their rights to future indemnity payments from the Property and Casualty Group. Under Pennsylvania law, all such commutation agreements must be approved by the individual claimant and the Pennsylvania Workers' Compensation Board. The number of open claims for accident years 1991 and prior are expected to decline as a result of this program. Management believes that the commutation program should reduce the possibility of further adverse development on accident year 1991 and prior reserves, although there can be no assurance that the level of commutations will have a significant impact on the future development of the recorded reserves.

     In late 1996 and early 1997, the Property and Casualty Group initiated several expense reduction programs. A voluntary early retirement program ("VERIP") was offered in December 1996. Of the 84 employees eligible to participate in the VERIP program, 49 opted to participate. Additionally, the Property and Casualty Group announced a plan to consolidate field operations, which are presently conducted in seven full-service branch offices located in Pennsylvania, New Jersey, Maryland, North Carolina and Virginia. After such consolidation is completed, there will be three regional service centers located in Valley Forge, Pennsylvania, Harrisburg, Pennsylvania and Richmond, Virginia, which will encompass staff underwriting functions, certain processing activities and claims adjusting. The other offices will be converted into satellite offices that will mainly have a marketing presence as well as line underwriting functions. In conjunction with these expense initiatives, as well as the write-off of certain accounts receivable, the Property and Casualty Group has recorded $29.9 million of non-cash restructuring charges in 1996. See "Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations."

     The Property and Casualty Group is presently renewing its emphasis on its traditional core business, workers' compensation. Management believes that it can capitalize on the recent regulatory reforms, attract additional business based upon the Property and Casualty Group's expertise in workers' compensation and reduce expenses, because acquisition costs are lower for workers' compensation than other lines of commercial insurance. In Pennsylvania, the Property and Casualty Group will seek to expand and retain more of its premium base in territories which meet the Property and Casualty Group's underwriting and actuarial criteria. Recent regulatory reforms in Pennsylvania (Acts 44 and 57) have made workers' compensation business more attractive from an underwriting perspective than it had been in the early 1990's The workers' compensation system in certain other existing marketing territories (specifically, North Carolina and Virginia) has also improved in recent years. In addition, the Property and Casualty Group intends to expand into certain new territories. In 1996, the Property and Casualty Group began writing business in New York and South Carolina. In all new territories, the Property and Casualty Group will undertake a target marketing effort by identifying profiles of entities that it desires to insure. These profiles will be communicated to the key producers in the territories. It is also contemplated that the Property and Casualty Group will seek to expand its relationships with larger national and regional brokerage operations in both its existing and new territories. However, no assurance can be given that the Property and Casualty Group will be able to accomplish the above marketing plan.

     The Property and Casualty Group intends to continue writing other lines of property and casualty insurance, but generally only if such writings are supported by its core workers' compensation business. Effective January 1, 1997, the Property and Casualty Group has reduced its retention on commercial casualty lines of business to $175,000 from $500,000.

     The Property and Casualty Group has established two internal run-off operations to reinsure certain obligations associated with workers' compensation claims for the years 1991 and prior of the Pooled Companies for statutory accounting purposes. The results of the internal run-off operations are included in the GAAP financial results of the Property and Casualty Group. See "PMA Insurance, Cayman Ltd." and "MASCCO" below.

     Business Written


     The following table sets forth certain information on the Property and Casualty Group's statutory net premiums written for the years indicated (the statutory information presented below does not differ materially from amounts determined in accordance with GAAP):



                                                          Years Ended December 31,
                                                          ------------------------
                                                        (dollar amounts in thousands)

                                        1996           1995          1994          1993          1992
                                      --------       --------      --------      --------      --------
Workers' Compensation..............   $198,198       $236,742      $267,033      $342,184      $373,261
Commercial Auto....................     35,224         39,834        38,984        48,108        49,065
Commercial Multi-Peril.............     35,108         40,659        31,123        27,306        20,805
General Liability & Umbrella.......      8,204         11,370        12,691        16,788        12,799
Property & Other...................      6,245          8,511         3,320           324           420
                                      --------       --------      --------      --------      --------
     Total.........................   $282,979       $337,116      $353,151      $434,710      $456,350
                                      ========       ========      ========      ========      ========


     Workers' Compensation Insurance

     Workers' compensation is a statutory system that requires employers to provide workers' compensation benefits to their employees and their employees' dependents for injuries and occupational diseases arising out of employment, regardless of whether such injuries result from the employer's or the employee's negligence. Employers may insure their workers' compensation obligations or, subject to regulatory approval, self-insure such liabilities. State workers' compensation statutes require that a policy cover three types of benefits: medical expenses, disability (indemnity) benefits and death benefits. The amounts of disability and death benefits payable for various types of claims are established by statute, but no maximum dollar limitation exists for medical benefits.

     Workers' compensation benefits vary among states, and insurance rates are subject to differing forms of state regulation. Based upon direct written premium information published by A.M. Best for the most recently available year
(1995), the Property and Casualty Group is the second largest private writer of workers' compensation insurance in Pennsylvania and between the fourth and twelfth largest writer of workers' compensation insurance in the remaining named jurisdictions listed in the table below. The Property and Casualty Group has focused on these jurisdictions based upon its knowledge of their workers' compensation systems and the Property and Casualty Group's assessment of their business, economic and regulatory climates. Rate adequacy, regulatory climate, economic conditions and other factors in each state are closely monitored and taken into consideration in the underwriting process. Management intends to employ similar analyses in determining whether and to what extent the Property and Casualty Group will sell its products in additional jurisdictions. See "Underwriting" below. The following table sets forth certain information with respect to the statutory direct workers' compensation business written by jurisdiction for the years indicated (the statutory information presented below does not differ materially from amounts determined in accordance with
GAAP):


                                                    Years Ended December 31,
                                                 (dollar amounts in thousands)

                                         1996                1995                1994                 1993                1992
                                       --------            --------            --------             --------            --------
Pennsylvania...................        $134,171            $142,234            $169,448             $224,067            $230,504
New Jersey.....................          17,995              24,388              31,287               47,745              55,132
Virginia.......................          17,449              26,395              29,938               31,545              28,112
Maryland.......................          11,406              17,993              14,391               15,318              19,878
North Carolina.................           8,195              14,035              11,649               21,216              22,313
Delaware.......................           7,545               5,763               4,831                4,274               3,481
Other..........................           5,403               7,889               4,864                7,165               8,830
                                       --------            --------            --------             --------            --------
Total..........................        $202,164            $238,697            $266,408             $351,330            $368,250
                                       ========            ========            ========             ========            ========


     Management of the Property and Casualty Group believes that conditions in the workers' compensation market have been improving in the last several years. In addition, several states, including Pennsylvania, have enacted reforms to the workers' compensation benefit system.

     In 1993, Pennsylvania enacted Act 44, which introduced medical cost containment measures to the workers' compensation benefit system and expanded the period of time during which the insurer may require an employee to accept medical treatment from the employer's list of designated health care providers. The law also reduced the minimum wage replacement benefit to injured workers, introduced a credit for unemployment compensation benefits, restored the right of subrogation against tort recoveries in work-related automobile accidents and created new anti-fraud measures. In June 1996, Pennsylvania enacted Act 57, which further reformed the workers' compensation system in the state. Among its provisions, Act 57: (i) imposes application of American Medical Association Impairment Guidelines for the assessment of permanent and total claims after the first two years of total disability compensation payments and limits indemnity benefits to an additional 500 weeks for workers who are not at least 50% disabled (as measured by those guidelines); (ii) contains certain Social Security and pension benefit offsets; (iii) further increases the time frame for directed medical treatment; (iv) addresses certain inequities in the average weekly wage calculation; and (v) increases the ability of employers to demonstrate that injured workers have earning capacity.


     To date, Act 44 has had a favorable impact on medical loss costs in Pennsylvania and Act 57 is expected to have a positive impact on indemnity loss costs. In recognition of these developments, in the respective first years following the enactment of Act 44 and Act 57, the average manual rate level in Pennsylvania decreased approximately 10% in 1994 and approximately 25% in 1997. In addition to the workers compensation reforms which have taken place in Pennsylvania, there have been reforms enacted in various other states in which the Property and Casualty Group does business. A 1996 law in North Carolina reduced medical treatment fees for treating injured workers by 11%. Reform legislation enacted in New York in 1997, which reduced employers exposure to third-party counterclaims, provides certain safety credits, increases fraud prevention, and reduces certain benefit levels, is expected to reduce workers compensation claims expenses by approximately 20% based on industry studies. These reforms are generally expected to have a beneficial impact on the Property and Casualty Group's claim costs in these states. The benefit reforms, management's re-underwriting of the Property and Casualty Group's book of business and the use of loss-sensitive and alternative market products have had a favorable impact on the Property and Casualty Group's accident year loss ratios, which have declined as follows:


         Accident                   Estimated Undiscounted
           Year                         Pure Loss Ratio
         -------                    ----------------------
           1990                              100%
           1991                               86%
           1992                               80%
           1993                               64%
           1994                               64%
           1995                               63%
           1996                               63%


     Workers' Compensation Products

     The Property and Casualty Group offers a variety of workers' compensation products to its customers. Certain of these products are based on rates filed and approved by state insurance departments ("rate-sensitive products"), while others are priced to a certain extent on the basis of the insured's own loss experience ("loss-sensitive products"). In the last five years, the Property and Casualty Group has also developed and sold large deductible products and other programs and services to customers who agree to assume an even greater exposure to loss than under more traditional loss-sensitive products ("alternative market products"). The Property and Casualty Group decides which type of product to offer a customer based upon the customer's needs and the underwriting review. See "Underwriting" below. Set forth below is percentage information on the voluntary workers' compensation direct premiums written by product type for the policy years indicated:

                               1996     1995     1994     1993     1992     1991     1990     1989
                               ----     ----     ----     ----     ----     ----     ----     ----
Rate-sensitive products ...      57%      52%      50%      54%      53%      54%      60%      73%
Loss-sensitive products ...      30%      34%      39%      40%      46%      46%      40%      27%
Alternative market
  products.................      13%      14%      11%       6%       1%       0%       0%       0%
                                ---      ---      ---      ---      ---      ---      ---      ---
    Total .................     100%     100%     100%     100%     100%     100%     100%     100%
                                ===      ===      ===      ===      ===      ===      ===      ===

     Rate-Sensitive Workers' Compensation Products


     Rate-sensitive products include fixed-cost policies and dividend paying policies. The premium charged on a fixed-cost policy is based upon the manual rates filed with and approved by the state insurance department and does not increase or decrease based upon the losses incurred during the policy period. Under policies that are subject to dividend plans, the customer may receive a dividend based upon loss experience during the policy period. The dividends, which are recorded as a separate line in the Company's consolidated statements of operations, are calculated based upon an insured's actual loss experience as compared to the Company's estimate of the insured's loss experience at certain points in time. Generally, losses associated with an insured's policy are valued initially at six months after policy expiration and annually thereafter for a period of two years. The Company utilizes dividend paying policies to encourage loss control on the part of its insureds and as a marketing product to attract business. Since the late 1980s, the Property and Casualty Group has reduced its proportion of rate-sensitive products from over 70% to approximately 57%. With the enactment of regulatory reform in several jurisdictions in the Property and Casualty Group's marketing territory, the Property and Casualty Group is more interested in this type of business and may write more rate-sensitive accounts in such jurisdictions in the future.


     Loss-Sensitive Workers' Compensation Products

     The Property and Casualty Group's loss-sensitive products adjust the amount of the insured's premiums after the policy period expires based upon the insured's actual losses incurred during the policy period. These loss-sensitive products are generally subject to less price regulation than rate-sensitive products and reduce, but do not eliminate, risk to the insurer. Under these types of policies, claims professionals and actuaries periodically evaluate the reserves on losses after the policy period expires to determine whether additional premiums or refunds are owed under the policy. Such policies are typically open for adjustments for an average of five years after policy expiration. The Property and Casualty Group generally restricts such loss-sensitive products to accounts developing annual minimum premiums in excess of $100,000.

     Alternative Market Workers' Compensation Products

     Since 1992, the Property and Casualty Group has developed a variety of alternative market products for larger accounts, including large deductible policies and off-shore captive programs. Typically, the Property and Casualty Group receives a lower up-front premium for these types of alternative market product plans. However, under this type of business, the insured retains a greater share of the underwriting risk than under rate-sensitive or loss-sensitive products, which reduces the potential for unfavorable claim activity on the accounts and encourages loss control on the part of the insured. For example, under a large deductible policy, the customer is responsible for paying its own losses up to the amount of the deductible for each occurrence. The deductibles under such policies generally range from $250,000 to $1.0 million.

     Workers' Compensation Residual Market Business

     Workers' compensation insurers doing business in certain states are required to provide insurance for risks which are not otherwise written on a voluntary basis by the private market ("residual market business"). This system exists in all of the Property and Casualty Group's current marketing jurisdictions, except Pennsylvania and Maryland. In these two states, separate governmental entities write all of the workers' compensation residual market business. In 1996, the Property and Casualty Group wrote $8.3 million of residual market business, which constituted approximately 4% of its voluntary net workers' compensation premiums written. Based upon data for policy year 1996 reported by the National Council on Compensation Insurance, the percentage for the industry as a whole was 16%.

     Commercial Lines

     The Property and Casualty Group writes property and liability coverages for larger and middle market accounts which satisfy its underwriting standards. See "Underwriting" below. These coverages feature package, umbrella and commercial automobile business. During the present soft market, prices for commercial coverages have been particularly competitive. The Property and Casualty Group intends to continue offering these products, but generally only if they support the core workers' compensation business. In addition, effective January 1, 1997, the Property and Casualty Group has reduced its retention on commercial casualty lines of business to $175,000 from $500,000. See "The Company's Reinsurance Ceded" below.

     Home Office and Field Operations


     As of June 30, 1997, 234 employees worked in the home office located in Blue Bell, Pennsylvania, and 628 employees were assigned to field offices located throughout the Property and Casualty Group's marketing territory.


     Senior executives, financial operations, management information systems, human resources, actuarial services and long-range planning teams are headquartered in the home office. The definition of overall underwriting standards and major account and alternative market underwriting support also take place in the home office. The home office works in conjunction with senior managers from the field to establish the Property and Casualty Group's business plan and underwriting standards, which are then implemented by the field organization.

     The field organization currently consists of three branch offices in the major marketing areas in Pennsylvania and branch offices in each of Maryland, New Jersey, Virginia and North Carolina as well as smaller satellite offices in Ohio and New York. The branch offices deliver a full range of services directly to customers located in their service territory, and the satellite offices offer primarily underwriting and claim adjustment services. The Property and Casualty Group is in the process of reorganizing the field office functions. The seven branch offices will be consolidated into three regional service centers located in Valley Forge, Pennsylvania, Harrisburg, Pennsylvania and Richmond, Virginia, which will encompass staff underwriting functions, certain processing activities, and claims adjusting. The other offices will be converted into satellite offices.

     Distribution

     The Property and Casualty Group distributes its products through approximately 20 employees and approximately 240 independent brokers and agents. The employees are generally responsible for certain business located in Pennsylvania. For the year ended December 31, 1996, these employees produced $51.6 million in direct premiums written, constituting 17% of the Property and Casualty Group's direct business. The brokers and agents write business throughout the marketing territory. In 1996, the top ten brokers and agents accounted for 20% of the Property and Casualty Group's business, the largest of which accounted for not more than 4% of its business. All brokers and agents are required to submit business to the Property and Casualty Group's underwriting process before business may be accepted.

     The Property and Casualty Group's independent agents and brokers are compensated on a commission basis, with different commission rates applying to different lines of business. Certain of the the Property and Casualty Group's larger agents and brokers also participate in incentive commission arrangements, whereby additional commission amounts are paid for business that is underwritten by the the Property and Casualty Group in excess of certain predetermined profit and volume targets. Other than the Property and Casualty Group's internal sales force, the Company has no fixed payment arrangements with any of its producers.


     During the last several years, the Property and Casualty Group has analyzed the business produced by the brokers and agents. Based upon this review, the Property and Casualty Group reduced the broker and agent force from approximately 370 in 1989 to approximately 240 currently. The Property and Casualty Group monitors several statistics with respect to its producer force, including the number of years the producer has been associated with the Property and Casualty Group, the percentage of the producer's business that is underwritten by the Property and Casualty Group, the ranking of the Property and Casualty Group within the producer's business, and the profitability of the producer's business. The relationships with former brokers and agents were terminated for a variety of reasons, including lack of profitability of a terminated producer's book of business, absence of the types of accounts that the Property and Casualty Group wants to write and lack of commitment by the producer to the Property and Casualty Group's customer service program. The current distribution network generally consists of large regional brokers that specialize in larger to middle market accounts that require the variety of workers' compensation, commercial lines and alternative market products offered by the Property and Casualty Group.

     Underwriting

     Home office underwriters, in consultation with casualty actuaries, determine the general types of business to be written using a number of criteria, including past performance, relative exposure to hazard, premium size, type of business and other indicators of potential loss. The home office underwriting team also establishes classes of business that the Property and Casualty Group generally will not write, such as most coastal property exposures, certain hazardous products and activities and certain environmental coverages. The home office establishes the overall business goals and the underwriting authority for each branch office. It also identifies specific types of business that must be referred to home office underwriting specialists and actuaries for individual pricing, including large accounts over a specified dollar limit and alternative market workers' compensation products. Underwriters and risk-control professionals in the field work as a team with the marketing force to identify business that meets prescribed underwriting standards and to develop specific strategies to write the desired business. In performing this assessment, the field office professionals also consult with actuaries who have been assigned to the specific field office regarding loss trends and pricing and utilize actuarial loss rating models to assess the projected underwriting results of accounts.

     The Property and Casualty Group also employs credit analysts. These employees review the financial strength and stability of customers whose business is written on loss-sensitive and alternative market products and specify the type and amount of collateral that customers must provide under these arrangements.

     Rehabilitation and Managed Care

     The Property and Casualty Group uses a variety of managed care techniques to reduce costs and losses. Disability management coordinators and point-of-service case managers, all of whom are registered nurses, work together with claims professionals to provide expeditious medical and disability management to injured workers and to investigate injuries. The case managers and professionals also help employers identify opportunities that allow injured employees to make a gradual transition to full-time, full-duty jobs. The Property and Casualty Group also has contracts with preferred provider networks consisting of medical practitioners selected for their expertise in treating injured workers. Specialties include occupational medicine, physical medicine, orthopedics and neurology. There are also preferred pharmacy networks to reduce the cost of medication. Finally, an automated program is used to check medical bills for accuracy, duplication, unrelated charges and overcharges. Questionable bills are forwarded to the Cost Containment Unit, which is staffed by registered nurses and resolves disputed or suspect charges.

     Claims Administration

     Claims services are delivered to customers primarily through employees in the field offices. Certain specialized matters, such as asbestos and environmental claims, are referred to a special unit in the home office. The Property and Casualty Group also employs in-house attorneys who represent customers in workers' compensation cases and other insurance matters.

     The Property and Casualty Group has a separate formal anti-fraud unit. The anti-fraud unit investigates suspected false claims and other irregularities and cooperates with regulatory and law enforcement officials in prosecuting violators.

     PMA Management Corp.



     PMA Management Corp. offers claims, risk management and related services primarily to self-insureds on an unbundled basis. In addition, PMA Management Corp. offers and administers rent-a-captive programs written through offshore insurance subsidiaries of the Company. The purpose of a rent-a-captive program is to offer certain large customers an alternative method of managing their loss exposures. Typically, under the Property and Casualty Group's rent-a-captive program, one of its domestic insurance companies issues an insurance policy to a customer, a portion of the risks of which are reinsured by an off-shore affiliate of the Company. The customer then secures the losses up to the insured's retention level pursuant to a letter of credit or other form of security in a form and amount satisfactory to the Property and Casualty Group. The customer also has the opportunity to share in any investment income earned on its insurance program by the off-shore insurance company.



     Chestnut Insurance Company, Limited

     Chestnut Insurance Company, Limited ("Chestnut") is a Bermuda insurance company that was formed in 1982 as a wholly owned subsidiary of the Company. From 1992 to 1995, the Pooled Companies entered into aggregate excess reinsurance arrangements with Chestnut that reduced the statutory discount on loss reserves for the Pooled Companies. Chestnut is included in the Property and Casualty Group's GAAP results.

     Effective as of December 31, 1996, PMA Insurance, Cayman Ltd. assumed all of Chestnut's liabilities, and $314.5 million of cash and other assets were transferred from Chestnut to PMA Insurance, Cayman Ltd. Chestnut is currently an inactive company.

     PMA Insurance, Cayman Ltd.

     PMA Insurance, Cayman Ltd. ("PMA Cayman"), a wholly owned subsidiary of the Company, was incorporated in Grand Cayman, and had no material operations until 1996. Following the assumption of the business formerly written by Chestnut, as well as reserves under a stop-loss reinsurance agreement with the Pooled Companies, PMA Cayman has $335.4 million in total assets and $334.4 million in total reserves at year end 1996. Substantially all of PMA Cayman's assets are held in trust for the benefit of the Pooled Companies. PMA Cayman is included in the Property and Casualty Group's GAAP results.

     Mid-Atlantic States Casualty Company

     Mid-Atlantic States Casualty Company ("MASCCO") is a Pennsylvania insurance company and a wholly owned subsidiary of the Company. Prior to 1997, MASCCO was a party to a pooling agreement with the Pooled Companies. Effective December 31, 1996, and with the approval of the Pennsylvania Insurance Commissioner (the "Commissioner"), MASCCO withdrew from the pool and ceased writing any new business. The Pooled Companies also ceded to MASCCO the indemnity portion of Pennsylvania workers' compensation claims for accident years 1991 and prior. Pursuant to this agreement, the Pooled Companies transferred to MASCCO $131.3 million of loss reserves for known claims for death or permanent injury, which reserves were supported by $131.3 million of investment grade United States Government and corporate obligations. Additionally, an $11.0 million capital contribution was made to MASCCO. MASCCO is included in the Property and Casualty Group's GAAP results.

     Pursuant to a surplus maintenance agreement between PMC and the Commissioner, MASCCO is required to discount its reserves at no more than 5%, maintain a maximum reserve to surplus ratio of 8:1 and continue to invest its assets only in investment grade securities.

     PMA Re

     Background

     PMA Re is primarily a treaty reinsurer of domestic property and casualty business that operates in the brokered market. The Reinsurance Association of America (the "RAA") reported that as of December 31, 1996, PMA Re was the seventeenth largest professional reinsurer in the brokered market and the twenty- third largest professional reinsurer in the United States market based upon statutory capital and surplus.


     In the brokered reinsurance market, the products (reinsurance coverages) are distributed to the ultimate customer (ceding companies) through reinsurance intermediaries, known as brokers. In exchange for providing such distribution services, the brokers are paid commissions, known as brokerage, which is typically based upon a percentage of the premiums ceded under a particular contract. The brokered reinsurance market differs from the direct reinsurance market in which reinsurers maintain their own sales forces and distribute their products directly to their ceding company clients.


     In the five-year period ended December 31, 1996, PMA Re has expanded its premium base without changing its underwriting standards. From 1992 to 1996, PMA Re reported premium volume growth which exceeded that of the overall reinsurance industry. During such period, PMA Re's net premiums written have increased 71.4%, while it is estimated that the reinsurance industry grew 54.6% in the same period based upon information published by the RAA. Management believes that the expansion of PMA Re's premium base has been attributable to several factors. First, PMA Re's volume has been impacted by industry trends that have tended to increase the demand for reinsurance. Specifically, much of the growth that has occurred in the primary insurance market in recent years has been attributable to regional and niche companies. Typically, these companies demand more reinsurance than their larger counterparts. Second, there has been growth in primary industry segments in which PMA Re specializes, such as excess and surplus lines. Third, management believes that PMA Re has benefited from the greater selectivity by ceding companies which have restricted the number of reinsurers with which they will transact business.

     PMA Re's premium volume increases have largely taken the form of increased participation levels on clients' existing programs, as well as writing of additional layers and programs with current clients. To a lesser extent, volume growth has been attributable to business written with new ceding company clients.

     Reinsurance Products

     The following table indicates PMA Re's gross and net premiums written by major category of business:

                                           (dollar amounts in thousands)

                                 1996          1995          1994         1993         1992
                               --------     ---------      --------     --------     --------
Gross Premiums Written (1)
         Property ........     $ 63,325     $ 63,693       $ 36,592     $ 28,217     $ 20,477
         Casualty ........      143,991      128,736        107,001       94,482       93,965
         Other Lines .....          842          (63)           837        1,854        1,118
                               --------     --------       --------     --------     --------
         Total ...........     $208,158     $192,366       $144,430     $124,553     $115,560
                               ========     ========       ========     ========     ========

Net Premiums Written (2)
         Property ........     $ 41,240     $ 45,440       $ 23,929     $ 18,407     $ 10,676
         Casualty ........      122,008      107,382         88,585       82,016       83,894
         Other Lines .....          805          (62)           837        1,854        1,118
                               --------     --------       --------     --------     --------
         Total ...........     $164,053     $152,760       $113,351     $102,277     $ 95,688
                               ========     ========       ========     ========     ========


(1) In 1996, gross premiums written include $3.5 million of facultative reinsurance, comprised of the following: property, $1.1 million; casualty, $2.3 million; and other lines, $0.1 million.

(2) In 1996, net premiums written include $1.1 million of facultative reinsurance, broken down as follows: property, $0.5 million; casualty, $0.6 million; and other lines, less than $0.1 million.

     Casualty Business

     In terms of net premiums written, casualty business has increased at a compound annual growth rate of 9.1% in the five-year period ended December 31, 1996, and casualty business accounted for 74.4% of net premiums written in 1996. The following table indicates the mix of casualty business by class on the basis of net premiums written:


                                                 (dollar amounts in thousands)
                                     --------------------------------------------------------
                                       1996        1995        1994        1993        1992
                                     --------    --------     -------     -------     -------

Umbrella ..........................  $ 40,307    $ 51,558     $38,743     $34,189     $34,898
Errors and Omissions...............    19,866       7,149       7,281       4,033       4,117
General Liability..................    11,702       7,460       8,936       8,665       8,845
Medical Malpractice................     7,411       6,835       6,355       6,657       6,795
Directors' and Officers'...........     6,210       4,586       4,156       1,815       1,853
Miscellaneous Liability............    12,811      10,350       6,006       3,690       3,767
Auto Liability.....................    17,056      13,032      10,134      12,616      11,439
Workers' Compensation..............     6,645       6,412       6,974      10,351      12,180
                                     --------    --------     -------     -------     -------
    Total..........................  $122,008    $107,382     $88,585     $82,016     $83,894
                                     ========    ========     =======     =======     =======



     Due to the competitive conditions in the casualty market, management has maintained a relatively conservative growth posture for casualty business in the five-year period. PMA Re has generally focused on other liability coverages (which include general liability, products liability, professional liability and other more specialized liability coverages), while maintaining a relatively stable level of auto liability premiums, and de-emphasizing workers' compensation coverages. In 1994, the growth in other liability was mainly attributable to excess and umbrella business, as PMA Re added several significant programs. In 1995 and 1996, PMA Re began to decrease the amount of its excess and umbrella business, as rates and terms for this type of business were no longer as attractive as they had been. Much of the growth in 1995 and 1996 related to the expansion and addition of several programs covering specialty business (which includes professional liability, directors' and officers' liability, environmental impairment liability, employment practices liability and other miscellaneous specialized coverages). Such specialty business now accounts for approximately 38% of in force casualty treaty business.

     Property Business

     Property business has increased at a compound annual growth rate of 30.4% in the five-year period ended December 31, 1996, and accounted for 25.1% of net premiums written in 1996. Much of PMA Re's growth in property business occurred in 1995 and 1994, with increases in net premiums written of 89.9% and 30.0%, respectively. Such growth was attributable to the expansion of several programs covering auto physical damage, inland marine risks and certain specialty property coverages written on a surplus lines basis. PMA Re's net property writings declined in 1996 by 9.2% as a result of PMA Re's purchase of more retrocessional protection and increased ceding company retentions for certain coverages.

     PMA Re has generally de-emphasized catastrophe coverages. As of December 31, 1996, catastrophe business accounted for approximately 6.8% of property premiums in force. Typically, PMA Re requires that property programs contain per occurrence limits and/or have limited catastrophe exposure due to the location of the insured values or the nature of the underlying exposures. As of January 1, 1997, PMA Re maintained catastrophe retrocessional protection of $46.0 million excess of $2.0 million. Management believes that its catastrophe retrocessional coverage is adequate to protect PMA Re against its probable maximum loss from a significant catastrophe. See "Underwriting" and "The Company's Reinsurance Ceded" below.

     Facultative Reinsurance


     Facultative reinsurance is a form of reinsurance coverage which is placed on a risk-by-risk basis, and the reinsurer retains the right to accept or reject each individual risk submitted by the ceding company.

Facultative differs from treaty reinsurance in that treaty reinsurance typically covers multiple risks within a particular classification, the reinsurer does not retain the right to accept or reject individual risks as long as such risks conform to the contract stipulations, and the ceding company is obligated to cede the risks to the reinsurer. Companies typically purchase facultative reinsurance for several reasons, including: (i) to cover unusual risks; (ii) to cover high hazard risks; (iii) to protect a ceding company's net retention and/or treaty reinsurers; (iv) to obtain additional capacity beyond that provided by a company's treaty reinsurers; (v) to cover risks excluded under a company's treaties; and (vi) to cover risks under a company's new line of business.

     There are some facultative products which are variations of the above general concept, such as automatic and semi-automatic facultative contracts. Under automatic facultative arrangements (sometimes known as facultative obligatory treaties), the cession is not obligatory from the ceding company's point of view, but the acceptance of the risk is automatic from the reinsurer's standpoint. For semi-automatic facultative contracts, the cession is not obligatory, but the acceptance of the risk is obligatory, unless the risk falls outside certain stipulated criteria. If the risk falls outside such criteria, the reinsurer has the option of either: (i) accepting the risk, (ii) declining the risk, or (iii) repricing the risk.


     In November 1995, PMA Re commenced writing facultative reinsurance. Although the amount of net premiums written from facultative business has been relatively insignificant through 1996, it is anticipated that facultative reinsurance will be a source of premium growth in the future. PMA Re will offer facultative products as a complement to existing treaty business, as well as offering such products to companies with whom PMA Re does not presently have a relationship. The products offered include traditional facultative certificates and automatic or semi-automatic programs for both property and casualty exposures.

     Marketing

     PMA Re operates primarily through the domestic brokered reinsurance market in which it has developed relationships with major reinsurance brokers enabling it to gain access to a wide range of ceding companies with varying reinsurance and related service needs. PMA Re's brokers that accounted for more than 10% of the gross premiums in force as of December 31, 1996 were as follows:

                                        (dollar amounts in thousands)
                                -----------------------------------------------
Broker                          Gross Premiums in Force     Percentage of Total
------                          -----------------------     -------------------
Aon Reinsurance................         $50,501                   22.7%
E. W. Blanch...................          42,714                   19.2%
Guy Carpenter & Company........          34,942                   15.7%
Sedgwick Re....................          22,731                   10.2%


     The above brokers are among the largest brokers in the reinsurance industry.

     Beginning in 1996, PMA Re began a target marketing program designed to identify companies in the smaller and medium company segments with whom PMA Re presently has either no or an insignificant relationship, but meet desired risk profiles. After such identification, marketing and underwriting personnel work with the ceding company's broker to enable PMA Re to have an opportunity to participate in the reinsurance coverage.

     As of December 31, 1996, PMA Re had 157 unaffiliated clients, with no individual client accounting for more than 8% of gross premiums in force.

     Underwriting

     PMA Re's underwriting process has two principal aspects: underwriting the specific program to be reinsured and underwriting the ceding company. Underwriting the specific program to be reinsured involves, in addition to pricing, a review of the type of program, the total risk and the ceding company's policy forms. Underwriting the ceding company involves an evaluation of the expected future performance of the ceding company through an examination of that company's management, financial strength, claims handling and underwriting abilities. PMA Re generally conducts underwriting and claim reviews at the offices of prospective ceding companies before entering into a major treaty, as well as throughout the life of the reinsurance contract.

     In underwriting excess-of-loss business, PMA Re has typically sought to write treaties that are exposed to loss on a per occurrence basis within the original policy limits of the ceding company. Management believes these layers in general lend themselves more effectively to actuarial pricing techniques.

     PMA Re's underwriters and actuaries work closely together to evaluate the particular reinsurance program. Using the information provided by the broker, the actuaries employ pricing models to estimate the ultimate exposure to the treaty. The pricing models that are utilized employ various experience rating and exposure rating techniques and are tailored in each case to the risk exposures underlying each treaty. The underwriters then weigh the results of the pricing models with the terms and conditions being offered to determine PMA Re's selected price.

     As noted above, PMA Re typically requires occurrence limits for property coverages and requires that the underlying insured values not be catastrophe exposed. Also, PMA Re does not emphasize catastrophe reinsurance coverages and has historically maintained sufficient retrocessional protection. Recent natural catastrophes did not have a significant adverse impact on PMA Re's combined ratio and earnings inasmuch as PMA Re has not focused on assuming catastrophe reinsurance business or catastrophe-exposed coverages and it has had sufficient retrocessional arrangements.

     The following table indicates PMA Re's gross, ceded and net losses from recent catastrophes as of December 31, 1996:

                                                             (dollar amounts in thousands)
                                        ---------------------------------------------------------------------------
                                                        Insured           PMA Re           PMA Re           PMA Re
Catastrophe                             Year            Loss(1)          Gross Loss      Ceded Loss        Net Loss
-----------                             ----            -------          ----------      ----------        --------
Hurricane Hugo........................  1989          $ 4,200,000         $13,200          $11,400         $1,800
San Francisco Earthquake..............  1989            1,000,000           2,300            1,000          1,300
Oakland Fires.........................  1991            1,700,000           2,700            1,400          1,300
Hurricane Andrew......................  1992           15,500,000          22,800           20,700          2,100
Hurricane Iniki.......................  1992            1,600,000           4,100            2,900          1,200
Northridge, CA Earthquake.............  1994           12,500,000          17,600           11,700          5,900
Hurricane Fran........................  1996            1,500,000           1,300              900            400

----------
(1)  Source: Property Claims Services.


     PMA Re has no significant obligations to its reinsurers as a result of the above catastrophes.

     Claims Administration

     PMA Re's claims department evaluates loss exposures, establishes individual claim reserves, pays claims, provides claims-related services to PMA Re's clients, audits the claims activities of current clients and assists in the underwriting process by evaluating the claims departments of prospective clients. PMA Re's claims department's evaluation of loss exposure includes reviewing loss reports received from ceding companies to confirm that claims are covered under the terms of the relevant reinsurance contract, establishing reserves on an individual case basis and monitoring the adequacy of those reserves. The claims department monitors the progress and ultimate outcome of the claims to determine that subrogation, salvage and other cost recovery opportunities have been adequately explored. The claims department performs these functions in coordination with PMA Re's actuarial and underwriting departments.

     In addition to evaluating and adjusting claims, the claims department conducts claims audits at the offices of prospective ceding companies. Satisfactory audit results are required in order for reinsurance coverage to be written by PMA Re. Also, the claims department conducts annual claims audits for many current and former client ceding companies.

The Company's Reinsurance Ceded

     The Company follows the customary insurance practice of reinsuring with other insurance companies a portion of the risks under the policies written by the Insurance Subsidiaries. This reinsurance is maintained to protect the Insurance Subsidiaries against the severity of losses on individual claims and unusually serious occurrences in which a number of claims produce an aggregate extraordinary loss. Although reinsurance does not discharge the Insurance Subsidiaries from their primary maximum liabilities to their policyholders for the full amount of the losses insured under the insurance policies, it does make the assuming reinsurer liable to the Insurance Subsidiaries for the reinsured portion of the risk.

     The Insurance Subsidiaries' reinsurance ceded agreements generally may be terminated at their annual anniversary by either party upon 30 to 90 days' notice. In general, the reinsurance agreements are of the treaty variety, which cover all underwritten risks of the types specified in the treaties. Presently, the Property and Casualty Group carries excess-of-loss per occurrence reinsurance for: $103.5 million over a net retention of $1.5 million on workers' compensation and $49.5 million over a net retention of $175,000 on other casualty lines; $2.0 million per occurrence on automobile physical damage and $19.5 million per risk ($28.5 million per occurrence) on property claims over its combined net retention of $500,000. A property catastrophe program with a per occurrence limit of $15.0 million in excess of an $850,000 retention is maintained to provide protection for multiple property losses involved in one occurrence. The Property and Casualty Group also maintains reinsurance protection for its umbrella risks at $9.5 million over a net retention of $500,000 and purchases facultative reinsurance for certain other risks.

     PMA Re has its own ceded reinsurance program. The maximum gross lines that PMA Re will write are $2.0 million for property covers and $7.5 million for casualty covers. Net retentions on any one claim are $500,000 for property covers and $1.5 million for casualty covers.

     PMA Re maintains property catastrophe retrocession programs in an aggregate amount of $46.0 million in excess of $2.0 million for multiple claims arising from two or more risks in a single occurrence or event.

     PMA Re also maintains casualty retrocession programs. PMA Re has a casualty retrocession contract, written on a funds withheld basis, which covers individual casualty losses and provides low-layer clash protection. For individual losses, the contract covers $6.0 million in excess of $1.5 million on a per occurrence basis. The contract has clash limits for losses arising from two or more risks of $1.25 million in excess of $1.5 million. The term of the contract is three years, and the term aggregate limit is $25.0 million plus the amount of funds withheld.

     In addition to the above programs, PMA Re maintains casualty clash protection of $12.5 million in excess of $2.75 million per occurrence and a workers' compensation retrocession program with limits of $53.0 million in excess of $2.0 million per occurrence.

     Also, PMA Re maintains aggregate protection up to $22.3 million in excess of $190.0 million for the current accident year.

     The Company performs extensive credit reviews on its reinsurers, focusing on, among other things, financial capacity, stability, trends, and commitment to the reinsurance business. Prospective and existing reinsurers failing to meet the Company's standards are excluded from the Company's reinsurance programs. In addition, the Company requires letters of credit to support balances due from reinsurers not authorized to transact business in Pennsylvania.

Loss Reserves

     In many cases significant periods of time, ranging up to several years or more, may elapse between the occurrence of an insured loss, the reporting of the loss to the insurer and the insurer's payment of that loss. Liabilities for reinsurers generally become known more slowly than for primary insurers and are generally subject to more unforeseen development.

     To recognize liabilities for unpaid losses, insurers establish reserves, which are balance sheet liabilities representing estimates of future amounts needed to pay claims with respect to insured events which have occurred, including events that have not been reported to the insurer. Reserves are also established for LAE representing the estimated expenses of settling claims, including legal and other fees, and general expenses of administering the claims adjustment process.

     When a claim is reported, claims personnel establish a case reserve for the estimated amount of the ultimate payment. The estimate reflects the informed judgment of such personnel, based on general corporate reserving practices and the experience and knowledge of such personnel regarding the nature and value of the specific type of claim. Reserves are also established on an aggregate basis to provide for losses incurred but not yet reported to the insurer, for the overall adequacy of case reserves and the estimated expenses of settling claims. Such reserves are estimated using various generally accepted actuarial techniques.

     As part of the reserving process, historical data is reviewed and consideration is given to the anticipated impact of various factors such as legal developments, changes in social attitudes and economic conditions, including the effects of inflation. This process relies on the basic assumption that past experience, adjusted for the effect of current developments and likely trends, is an appropriate basis for predicting future events. The reserving process provides implicit recognition of the impact of inflation and other factors affecting claims payments by taking into account changes in historic payment patterns and perceived probable trends. There is generally no precise method, however, for subsequently evaluating the adequacy of the consideration given to inflation or to any other specific factor, since the eventual deficiency or redundancy of reserves is affected by many factors, some of which are interdependent.


     Estimating the Company's ultimate claims liability is necessarily a complex and judgmental process as the amounts are based on management's informed estimates and judgments using data currently available. As additional experience and data become available regarding claims payment and reporting patterns, legislative developments and economic conditions, the estimates are revised accordingly. If the Company's ultimate net losses prove to be substantially greater than the amounts recorded at December 31, 1996, the related adjustments could have a material adverse impact on the Company's financial condition and results of operations.


     The Company's losses and LAE have been impacted by significant loss reserve strengthening for the Property and Casualty Group, partially offset by favorable development for PMA Re. The components of the Company's incurred losses and LAE for prior accident years are as follows:

                                         (dollar amounts in millions)
                                        ------------------------------
                                         1996        1995        1994
                                        ------      ------      ------
The Property and Casualty Group:
     Workers' compensation .......      $110.0      $ 54.7      $ 13.2
     Asbestos and environmental...        60.4        23.4         4.6
     Other losses and LAE ........        21.0       (11.6)        0.8
                                        ------      ------      ------

    Total ........................       191.4        66.5        18.6
PMA Re ...........................       (28.6)      (15.0)      (15.0)
Other ............................        (6.7)         --        (3.2)
                                        ------      ------      ------
                                        $156.1      $ 51.5      $  0.4
                                        ======      ======      ======


     The following table shows the composition of changes in the reserves for losses and LAE for the past three years:


                                                                           Years Ended December 31,
                                                                         (dollar amounts in thousands)
                                                              ----------------------------------------------------
                                                                 1996                 1995                 1994
                                                              ----------           ----------           ----------
Balance at January 1....................................      $2,069,986           $2,103,714           $2,150,665
Less: reinsurance recoverable on unpaid
   losses and LAE.......................................         261,492              247,856              218,695
                                                              ----------           ----------           ----------
               Net balance at January 1.................       1,808,494            1,855,858            1,931,970
                                                              ----------           ----------           ----------
Losses and LAE incurred, net:
   Current year.........................................         323,069              357,787              352,025
   Prior years..........................................         156,074               51,491                  366
   Accretion of discount (includes ($35,000)
      effect of the change in the discount rate for the
      Property and Casualty Group's workers'
      compensation unpaid losses from 4% to 5%
      in 1995)..........................................          57,480               13,300               50,478
                                                              ----------           ----------           ----------
Total losses and LAE incurred, net......................         536,623              422,578              402,869
                                                              ----------           ----------           ----------
Losses and LAE paid, net:
   Current year.........................................         (72,194)             (71,126)             (71,965)
   Prior years..........................................        (438,427)            (398,816)            (407,016)
                                                              ----------           ----------           ----------
Total losses and LAE paid, net..........................        (510,621)            (469,942)            (478,981)
                                                              ----------           ----------           ----------
Net balance at December 31..............................       1,834,496            1,808,494            1,855,858
Reinsurance recoverable on unpaid losses and LAE........         256,576              261,492              247,856
                                                              ----------           ----------           ----------
Balance at December 31..................................      $2,091,072           $2,069,986           $2,103,714
                                                              ==========           ==========           ==========

     The following table shows how the Company's losses have been paid and reserves re-estimated over time, compared to the liability initially estimated:

            Consolidated Loss and Loss Adjustment Expense Development

                                                                   (dollar amounts in millions)
                                  -------------------------------------------------------------------------------------------------
                                   1986     1987     1988     1989     1990     1991     1992     1993     1994     1995     1996
                                  -------  -------  -------  -------  -------  -------  -------  -------  -------  -------  -------
I.   Initial estimated liability
     for unpaid losses and LAE
     net of reinsurance
     recoverables:                  995.0  1,246.1  1,457.4  1,632.2  1,734.6  1,824.3  1,941.0  1,932.0  1,855.9  1,808.5  1,834.5

II.  Amount of reserve paid,
     net of reinsurance through:

   - one year later.............    238.2    305.2    322.3    444.6    470.8    490.5    442.4    407.8    398.9    437.6       --
   - two years later ...........    415.5    504.4    601.1    771.5    842.0    848.8    779.1    746.1    763.7
   - three years later..........    551.2    691.8    825.9  1,042.6  1,133.8  1,127.0  1,066.8  1,055.9
   - four years later...........    674.5    834.0  1,011.4  1,258.0  1,353.1  1,364.9  1,329.2
   - five years later...........    788.5    955.8  1,165.8  1,421.4  1,539.4  1,585.4
   - six years later............    844.3  1,063.1  1,283.8  1,553.1  1,715.1
   - seven years later..........    917.6  1,143.3  1,380.1  1,684.6
   - eight years later..........    977.7  1,214.0  1,478.9
   - nine years later...........  1,030.7  1,288.2
   - ten years later............  1,090.5

III. Re-estimated liability,
     net of reinsurance as of:

   - one year later.............  1,034.8  1,280.1  1,468.3  1,696.0  1,795.3  1,966.8  1,998.1  1,932.3  1,907.4  1,964.6       --
   - two years later............  1,079.5  1,303.9  1,511.9  1,742.5  1,949.9  2,067.5  2,006.5  1,982.5  2,073.4
   - three years later..........  1,080.9  1,339.1  1,553.3  1,876.0  2,034.1  2,081.5  2,060.6  2,163.9
   - four years later...........  1,102.3  1,358.5  1,607.3  1,938.2  2,040.8  2,134.8  2,258.2
   - five years later...........  1,119.4  1,368.4  1,651.5  1,935.1  2,123.0  2,302.0
   - six years later............  1,123.5  1,391.1  1,648.7  1,985.3  2,273.3
   - seven years later..........  1,141.5  1,392.8  1,684.2  2,098.2
   - eight years later..........  1,148.1  1,425.4  1,783.6
   - nine years later...........  1,167.4  1,503.9
   - ten years later............  1,254.0


IV.  Indicated deficiency:          259.0    257.8    326.2    466.0    538.7    477.7    317.2    231.9    217.5    156.1       --



V.   Net liability - December 31,                                                                1,932.0  1,855.9  1,808.5  1,834.5
     Reinsurance recoverables                                                                      218.7    247.9    261.5    256.6
     Gross Liability - December 31,                                                              2,150.7  2,103.8  2,070.0  2,091.1

VI.  Re-estimated Net Liability                                                                  2,163.9  2,073.4  1,964.6  1,834.5
     Re-estimated reinsurance
       recoverables                                                                                188.4    232.8    265.4    256.6
     Re-estimated Gross Liability                                                                2,352.3  2,306.2  2,230.0  2,091.1


     The columns in the above exhibit are not mutually exclusive. For example, if a reserve established in 1986 for a claim incurred during that year had been re-estimated during 1988, the re-estimate would be reflected in the table for each of the statement years from 1986 and 1987 during calendar years 1988 through 1996. Conditions and trends that have affected the reserve development reflected in the table may change and care should be exercised in making conclusions about the relative adequacy of reserves from such development.

     The 1996 aggregate workers' compensation adverse development was allocated $102.0 million to Pennsylvania and $8.0 million to all other states in the Company's marketing territory. Of the $102.0 million, the allocation by year is as follows: prior to 1987: $16.0 million; 1987 to 1991: $101.0 million; and 1992 and subsequent years: $(15.0) million. In 1995 and 1994, substantially all of the workers' compensation adverse development related to accident years 1987 to 1991 in Pennsylvania. For accident years prior to 1992, the traditional paid loss development schedules for workers' compensation had begun to exhibit an increasing trend in loss development factors by 1993. This trend was initially attributed to an increase in commutation activity. As more mature and additional claim count data became available in calendar year 1995, it was recognized that the observed increase in payment levels was the result of a slow down in claim closure rates, as well as an increase in commutation activity. Management believes that the decline of the closure rates was due to several interrelated factors. One factor related to the fact that efforts to rehabilitate claimants and return them to work were not as successful as anticipated. For accident years 1987 to 1991, in particular, extensive efforts were made by the Company to rehabilitate claimants and return them to work at either full or modified duty. By late 1995 and into 1996, it was recognized, by a review of a slow down in the claims closure pattern that these rehabilitation efforts were not impacting the closure rates as expected. Another factor negatively impacting claims closure rates related to the economic conditions in Pennsylvania in the early 1990's. During the period from 1990 to 1994, economic conditions in Pennsylvania were considered to be depressed in the Company's major industry niches for workers' compensation insurance (construction, heavy manufacturing). Payrolls in these industries were stagnant, and in many cases, employment was flat or declining. The Company believes that in periods of declining employment opportunities, there is a tendency for indemnity periods to increase, and noted that this occurred for workers who suffered injuries in these industries.

     The above factors, when considered with the fact that the benefits period in Pennsylvania was unlimited, caused the Company to believe that the majority of claimants from the pre-1992 period, who had already been out of work five to nine years, would not return to work in any capacity. In late 1995 and during 1996, management undertook an effort to quantify the impact of the declining closure rates versus the increase in commutation activity. During the fourth quarter of 1995, management strengthened the Property and Casualty Group's workers' compensation reserves by $54.7 million. As the data under analysis was more mature and refined in 1996, management determined that the workers' compensation loss reserves for Pennsylvania in the pre-1992 accident years needed to be increased substantially; therefore, the Property and Casualty Group increased its workers' compensation reserves by $110.0 million.


     Workers' compensation reform legislation enacted in Pennsylvania in 1993 and 1996 introduced various controls and limitations on medical and disability benefits. Management believes that these reforms have had and will continue to have a favorable impact on workers' compensation loss ratios for accident years 1993 and subsequent. Also, during 1996, management undertook efforts to reduce its exposure to claimants from the pre-1992 accident years through a more formal commutation program.


     In 1993, Pennsylvania enacted Act 44, which introduced medical cost containment measures and provided for the expansion of the period of time during which the insurer may require an employee to accept medical treatment from the employer's list of designated health care providers. As previously noted, in 1996, Pennsylvania enacted Act 57, which included various additional controls and limitations on disability and medical benefits in Pennsylvania. In addition to regulatory reforms and management's re-underwriting of the book of business, the loss ratios have been favorably impacted by the shift to loss-sensitive and alternative market products. Such impact is reflected in the improvement since 1990 in the workers' compensation accident year loss ratios (losses recorded for the year the event occurred expressed as a percentage of the premiums earned for that year), as the following chart indicates:

        Workers' Compensation Undiscounted Accident Year Pure Loss Ratios
                             as of December 31, 1996

                  Accident Years                     Loss Ratio
                  --------------                     ----------
                       1990                             100%
                       1991                              86%
                       1992                              80%
                       1993                              64%
                       1994                              64%
                       1995                              63%
                       1996                              63%



     In addition, management is taking several steps to reduce the outstanding claims associated with the Pennsylvania workers' compensation business written through 1991. A formal commutation program was initiated in the fourth quarter 1996 and is expected to continue into late 1997. Commutations are agreements with claimants whereby the claimants, in exchange for a lump sum payment, will forego their rights to future indemnity payments from the Property and Casualty Group. Under Pennsylvania workers' compensation laws, all such commutation arrangements must be approved by the claimant and the Pennsylvania Workers' Compensation Board. The Property and Casualty Group paid $17.8 million in the fourth quarter of 1996 to commute workers' compensation indemnity claims. Savings associated with these claims were consistent with management's expectations. The savings that have been generated by the commutation program were included in management's projected 1996 loss reserves. As a result of the commutation program, it is expected that investment income for the Property and Casualty Group will be less in 1997 than in 1996, as the cash flow associated with the commutation payments should reduce the Property and Casualty Group's average assets available for investment. It is also expected that the number of open claims for accident years 1991 and prior should decline as a result of this program. This reduction in open claims should reduce the possibility of further adverse development on such reserves, although there can be no assurances that the level of commutations will have a significant impact on the future development of the recorded reserves.


     The adverse development in reserves associated with asbestos and environmental claims is the result of a detailed analysis of loss and LAE reserves associated with asbestos and environmental liability claims completed in 1996. The reserving for asbestos and environmental claims has undergone change at both the Company and in the insurance industry in general. For environmental and asbestos liability claims, reserving methodology has been evolving into accepted industry practice in the recent past; the Company's actuaries were able to apply these methods to its loss reserves in 1996. To reserve for environmental claims, the Company currently utilizes a calendar year development technique known as aggregate loss development. This technique focuses on the aggregate losses paid as of a particular date and aggregate payment patterns associated with such claims. Several elements including remediation studies, remediation, defense, declaratory judgment, and third party bodily injury claims were considered in estimating the costs and payment patterns of the environmental and toxic tort losses. Prior to the development of these techniques, there was a substantial range in the nature of reserving for environmental and toxic tort liabilities. The methods employed by the Company prior to the review performed in 1996 included a review of aggregate loss and loss adjustment paid and case incurred data along with resulting "survival ratios" to establish IBNR for environmental and toxic tort claims. For asbestos claims, the Company had previously reserved costs to defend and any indemnification payments anticipated on claims for which it had received notification that it was a responsible party. In 1996, the Company performed a ground up analysis of asbestos loss reserves using an actuarially accepted modeling technique. Using historical information as a base and information obtained from a review of open claims files, assumptions were made about future claims activity in order to estimate ultimate losses. For each individual major account, projections were made regarding new plaintiffs per year, the number of years new claims will be reported, the average loss severity per plaintiff and the ratio of loss adjustment expense to loss. In many cases involving larger asbestos claims, the Company reserved up to the policy limits for the applicable loss coverage parts for the affected accounts. Policy terms and reinsurance treaties were applied in the modeling of future losses. Estimation of obligations for asbestos and environmental exposures continues to be more difficult than for other loss reserves because of several factors, including: (i) evolving methodologies for the estimation of the liabilities; (ii) lack of reliable historical claim data; (iii) uncertainties with respect to insurance and reinsurance coverage related to these obligations;
(iv) changing judicial interpretations; and (v) changing government standards.


     The Company's asbestos-related losses were as follows:

                                                        Years Ended December 31,
                                                 --------------------------------------
                                                      (dollar amounts in thousands)
                                                   1996           1995           1994
                                                 --------       --------       --------
Gross of reinsurance:
Beginning reserves ........................      $ 27,611       $ 13,969       $ 12,913
Incurred losses and LAE ...................        62,854         22,482          6,424
Calendar year payments for losses
  and LAE..................................       (10,410)        (8,840)        (5,368)
                                                 --------       --------       --------
Ending reserves ...........................      $ 80,055       $ 27,611       $ 13,969
                                                 ========       ========       ========

Net of reinsurance:
Beginning reserves ........................      $ 23,443       $  8,168       $  7,700
Incurred losses and LAE ...................        39,427         21,826          5,834
Calendar year payments for losses
  and LAE..................................        (9,570)        (6,551)        (5,366)
                                                 --------       --------       --------
Ending reserves ...........................      $ 53,300       $ 23,443       $  8,168
                                                 ========       ========       ========


     The Company's environmental-related losses were as follows:

                                                        Years Ended December 31,
                                                 --------------------------------------
                                                     (dollar amounts in thousands)

                                                    For the years ended December 31,
                                                 --------------------------------------
                                                   1996           1995           1994
                                                 --------       --------       --------
Gross of reinsurance:
Beginning reserves ........................      $ 20,134       $ 20,952       $ 26,129
Incurred losses and LAE ...................        22,143          3,516         (2,150)
Calendar year payments for losses
  and LAE..................................        (6,651)        (4,334)        (3,027)
                                                 --------       --------       --------
Ending reserves ...........................      $ 35,626       $ 20,134       $ 20,952
                                                 ========       ========       ========

Net of reinsurance:
Beginning reserves ........................      $ 20,134       $ 20,952       $ 26,129
Incurred losses and LAE ...................        21,109          3,516         (2,150)
Calendar year payments for losses
  and LAE..................................        (6,651)        (4,334)        (3,027)
                                                 --------       --------       --------
Ending reserves ...........................      $ 34,592       $ 20,134       $ 20,952
                                                 ========       ========       ========

     Of the total net asbestos reserves, $6.8 million, $6.7 million, and $5.4 million related to established claims reserves at December 31, 1996, 1995, and 1994, respectively, and $46.5 million, $16.7 million, and $2.8 million related to incurred but not reported losses at December 31, 1996, 1995, and 1994, respectively. Of the total net environmental reserves, $12.5 million, $10.3 million, and $13.7 million related to established claims reserves at December 31, 1996, 1995, and 1994, respectively, and $22.1 million, $9.8 million, and $7.3 million related to incurred but not reported losses at December 31, 1996, 1995, and 1994, respectively. All incurred asbestos and environmental losses were for accident years 1986 and prior.


     Management believes that its reserves for asbestos and environmental claims are appropriately established based upon known facts, existing case law and generally accepted actuarial methodologies. However, due to changing interpretations by courts involving coverage issues, the potential for changes in federal and state standards for clean-up and liability and other factors, the ultimate exposure to the Company for these claims may vary significantly from the amounts currently recorded, resulting in a potential adjustment in the claims reserves recorded. Additionally, issues involving policy provisions, allocation of liability among participating insurers, proof of coverage and other factors make quantification of liabilities exceptionally difficult and subject to adjustment based upon newly available data. See Note 3 to the Consolidated Financial Statements for additional detail on asbestos and environmental loss reserves.


     In 1996, the Property and Casualty Group's other commercial lines experienced reserve strengthening of $21.0 million, as compared to a reserve release of $11.6 million in 1995. The reserve strengthening was principally due to a re-estimation of LAE associated with general liability claims. Through 1991, the Property and Casualty Group's mix of general liability insurance policies were weighted towards the manufacturing classes of business. Subsequent to 1991, the Property and Casualty Group's mix of business became more heavily weighted towards the construction and contracting classes of business. These particular classes of business have experienced losses due to construction defects and similar matters, that have taken longer to emerge than the classes of business previously written by the Property and Casualty Group. Defense costs associated with these claims have also exceeded the original estimate of the Property and Casualty Group's management, which was based on the patterns of indemnification payments associated with the earlier classes of business written. When this issue was discovered, the Property and Casualty Group factored the increased defense costs and the emergence pattern in determining a more appropriate reserve amount for loss handling costs. The release of reserves in 1995 was primarily due to favorable loss experience in commercial automobile business.


     In addition to loss and LAE reserve adverse development, the 1996 calendar year loss ratio was impacted by a net $15.1 million accretion of discount on workers' compensation loss reserves. In 1995, losses and LAE incurred were impacted by a $35.0 million reduction of unpaid losses and LAE related to changing the rate at which workers' compensation unpaid losses are discounted for both SAP and GAAP. The Property and Casualty Group's Pennsylvania-domiciled insurance subsidiaries increased such discount rate from 4.0% to 5.0% in 1995, which was permitted and approved by the Pennsylvania Insurance Department. Loss reserves on other lines of business as well as LAE reserves for all lines of business are not discounted.

     PMA Re has reported favorable development of unpaid losses and LAE of $28.6 million in 1996 and $15.0 million in each of 1995 and 1994. Such favorable development is attributable to losses emerging at a lower rate than was anticipated when the initial accident year reserves were established.

     At December 31, 1996, the Company's loss reserves were stated net of $75.0 million of salvage and subrogation, of which $65.8 million related to the Property and Casualty Group allocable to the following lines of business: workers' compensation, $61.9 million; commercial automobile, $1.4 million; commercial multi-peril, $1.0 million, and all other lines, $1.5 million; the anticipated salvage and subrogation was $9.2 million for PMA Re. Incurred salvage and subrogation reduced (increased) losses and LAE by ($0.6) million, $9.5 million, and ($3.9) million in 1996, 1995 and 1994, respectively. The Company's policy with respect to estimating the amounts and realizability of salvage and subrogation is to develop accident year schedules of historic paid salvage and subrogation by line of business, which are then projected to an ultimate basis using typical actuarial projection techniques. The anticipated salvage and subrogation is the estimated ultimate salvage and subrogation less any amounts received by the Company. The realizability of anticipated salvage and subrogation is reflected in the historical data that is used to complete the projection, as historic paid data implicitly considers realization and collectibility.



Investments

     The Company's investment policy objectives are to (i) seek competitive after-tax investment income and total return, (ii) maintain very high-grade asset quality and marketability on all investments, (iii) maintain a maturity distribution commensurate with the Company's business objectives, (iv) provide portfolio flexibility for changing business and investment climates and (v) provide liquidity to meet operating objectives. The Company has established strategies, asset quality standards, asset allocations and other relevant criteria for its fixed maturity and equity portfolios. In addition, maturities are structured after projecting liability cash flows with actuarial models. The Company also does not invest in various types of investments, including speculative derivatives and non-investment grade fixed-maturity investments. The Company's portfolio does not contain any significant concentrations in single issuers (other than U.S. Treasury obligations), industry segments or geographic regions.

     The Company's Board of Directors is responsible for the Company's investments and investment policy objectives. The Company retains outside investment advisers to provide investment advice and guidance, supervise the Company's portfolio and arrange securities transactions through brokers and dealers. The Company's Executive and Finance Committees of the Board of Directors meet periodically with the investment advisers to review the performance of the investment portfolio and to determine what actions should be taken with respect to the Company's investments. Investments by the Pooled Companies, MASCCO and PMA Re must comply with the insurance laws and regulations of the Commonwealth of Pennsylvania. The Company's capital not allocated to the Pooled Companies, MASCCO and PMA Re may be invested in securities and other investments that are not subject to such insurance laws, but nonetheless conform to the Company's investment policy.

     The following table summarizes the Company's investments by carrying value as of December 31, 1996, 1995 and 1994:

                                                                (dollar amounts in millions)
                                                1996                         1995                           1994
                                       ---------------------        ---------------------          ----------------------
                                       Carrying                     Carrying                       Carrying
Investment                               Value       Percent          Value       Percent            Value        Percent
                                       --------      -------        --------      -------          --------       -------
U.S. Treasury securities and
     obligations of U.S.
     Government agencies.............  $1,602.8        70.8%        $1,666.3        67.9%          $1,050.8         45.4%
Obligations of states and
     political subdivisions..........      76.5         3.4%           435.9        17.8%             841.8         36.4%
Corporate debt securities............     372.8        16.5%           128.8         5.2%              45.6          2.0%
Mortgage backed securities...........      74.0         3.3%              --          --              179.2          7.7%
Equity securities....................       0.3          --             10.9         0.4%              17.5          0.8%
Short-term investments...............     135.0         6.0%           214.1         8.7%             178.4          7.7%
                                       --------       -----         --------       -----           --------        -----
     Total (1).......................  $2,261.4       100.0%        $2,456.0       100.0%          $2,313.3        100.0%
                                       ========       =====         ========       =====           ========        =====



(1) As of December 31, 1996, the market value of the Company's total investments was $2,261.4 million.

     The following table indicates the composition of the Company's fixed maturities portfolio at carrying value, excluding short-term investments by rating as of December 31, 1996, 1995 and 1994:


                                                                (dollar amounts in millions)
                                                1996                         1995                           1994
                                       ---------------------        ---------------------          ----------------------
                                       Carrying                     Carrying                       Carrying
Ratings (1)                              Value       Percent          Value       Percent            Value        Percent
                                       --------      -------        --------      -------          --------       -------
U.S. Treasury securities and
      AAA............................  $1,882.4        88.5%        $2,025.5        90.8%          $1,749.2         82.6%
AA...................................      95.8         4.5%           174.1         7.8%             329.3         15.6%
A....................................     147.9         7.0%            31.4         1.4%              38.9          1.8%
                                       --------       -----         --------       -----           --------        -----
Total................................  $2,126.1       100.0%        $2,231.0       100.0%          $2,117.4        100.0%
                                       ========       =====         ========       =====           ========        =====

----------

(1) Ratings as assigned by Standard and Poor's. Such ratings are generally assigned at the issuance of the securities, subject to revision on the basis of ongoing evaluations. Ratings in the table are as of December 31 of the years indicated.

     The following table sets forth scheduled maturities for the Company's investments in fixed maturities, excluding short-term investments, based on stated maturity dates as of December 31, 1996. Expected maturities will differ from contractual maturities because the issuers may have the right to call or prepay obligations with or without call or prepayment penalties:

                                            (dollar amounts in millions)
                                          Carrying Value          Percent
                                          --------------          -------
1 year or less........................       $  110.8                5.2%
Over 1 year through 5 years...........          525.5               24.7%
Over 5 years through 10 years.........          661.2               31.1%
Over 10 years.........................          754.6               35.5%
Mortgage backed securities............           74.0                3.5%
                                             --------              -----
     Total............................       $2,126.1              100.0%
                                             ========              =====


     The following table reflects the Company's investment results for each year in the three-year period ended December 31, 1996:

                                             (dollar amounts in millions)
                                            1996          1995         1994
                                          --------      --------     --------
     Average invested assets (1).......   $2,366.8      $2,395.8     $2,350.9
     Net investment income (2).........   $  133.9      $  139.4     $  138.7
     Net effective yield (3)...........       5.66%         5.82%        5.90%
     Net realized investment gains.....   $    3.0      $   31.9     $   47.5

----------
(1) Average of beginning and ending amounts of cash and investments for the period at carrying value.


(2)  After investment expenses, excluding net realized investment gains.

(3) Net investment income for the period divided by average invested assets for the same period.

     As of December 31, 1996, the duration of the Company's investments was approximately 5.6 years and the duration of its liabilities was approximately
4.9 years.

Competition


     The domestic property-casualty insurance industry consists of many companies, with no one company dominating the market. In addition, the degree and nature of competition varies from state to state for a variety of reasons, including the regulatory climate and other market participants in each state. In addition to competition from other insurance companies, the Property and Casualty Group competes with certain alternative market arrangements, such as captive insurers, risk-sharing pools and associations, risk retention groups, and self-insurance programs. PMA Re competes with other reinsurers in the brokered market as well as reinsurers that directly underwrite reinsurance business. Many of the Company's competitors are larger and have greater financial resources than the Company.

     The main factors upon which entities in the Company's markets compete are price, service, product capabilities and financial security. The Property and Casualty Group and PMA Re attempt to price their products in such a way that the prices charged to their clients are commensurate with the overall marketplace while still meeting return targets. Given the present soft pricing environment, competing solely on the basis of price has become increasingly difficult for the Property and Casualty Group and PMA Re, and both have had to reject risks submitted and non-renew certain accounts in recent years, as the market rates for such risks did not provide the opportunity to achieve what management considers to be an acceptable return.

     In terms of service, management maintains service standards to ensure that clients are satisfied with the products and services provided by the Company. Such standards concern turn-around time for underwriting submissions, information flow, claims handling and the quality of other services. Management periodically participates in surveys of intermediaries and clients to gain an understanding of the perceptions of the Company's service as compared to its competitors.

     Management attempts to design products which meet the needs of clients in the Company's markets. In recent years, the Property and Casualty Group has developed products which reflect the evolving nature of the workers' compensation market. Specifically, management has increased its focus on rehabilitation and managed care to keep workers' compensation costs lower for the employers. Additionally, the Property and Casualty Group has introduced and refined alternative market products, as well as unbundled risk management and claims administration services. See "The Property and Casualty Group." PMA Re has also expanded its product line in recent years to satisfy the needs of its client base. Products introduced by PMA Re in the last two years include: facultative reinsurance, finite risk reinsurance, and integrated capital management (which involves providing reinsurance as well as some type of direct investment in a ceding company). See "PMA Re." Management continues to review new product opportunities for both the Property and Casualty Group and PMA Re.

     For many intermediaries and clients, financial security is measured by the ratings assigned by independent rating agencies. Therefore, management believes that the ratings assigned by independent rating agencies, particularly A.M. Best, are material to the Company's operations. A.M. Best has currently assigned an "A- (Excellent)" rating to the Pooled Companies and an "A+ (Superior)" rating to PMA Re. According to A.M. Best, its ratings are based on an analysis of the financial condition and operating performance of an insurance company as they relate to the industry in general. These ratings represent an independent opinion of a company's financial strength and ability to meet its obligations to policyholders. These ratings are not shareholder ratings, however, and do not represent an opinion as to the value of the Company's stock. No assurance can be given that these ratings can be maintained by the Pooled Companies and PMA Re.


Regulatory Matters

     General



     The Pooled Companies are licensed to transact insurance business in, and are subject to regulation and supervision by 45 states and the District of Columbia. PMA Re is licensed or accredited to transact its reinsurance business in, and is subject to regulation and supervision by 50 states and the District of Columbia. The Insurance Subsidiaries are authorized and regulated in all jurisdictions where they conduct insurance business. Inasmuch as the Pooled Companies and PMA Re are domiciled in Pennsylvania, however, the Pennsylvania Insurance Department exercises principal regulatory jurisdiction over them. The extent of regulation by the states varies, but in general, most jurisdictions have laws and regulations governing standards of solvency, adequacy of reserves, reinsurance, capital adequacy and standards of business conduct. In addition, statutes and regulations usually require the licensing of insurers and their agents, the approval of policy forms and related material and, for certain lines of insurance, the approval of rates. Property and casualty reinsurers are generally not subject to filing or other regulatory requirements applicable to primary insurers with respect to rates, policy forms or contract wording. The form and content of statutory financial statements are regulated. State insurance departments in jurisdictions in which the Insurance Subsidiaries do business also conduct periodic examinations of their respective operations and accounts and require the filing of annual and other reports relating to their financial condition. The Pennsylvania Department of Insurance last conducted examinations of the Pooled Companies and PMA Re as of December 31, 1992. No adjustments to previously filed statutory financial statements were required as a result of such examinations. In addition, there were no substantive qualitative matters indicated in the examination reports that had or are expected to have a material adverse impact on the operations of the Pooled Companies or PMA Re. In supervising and regulating insurance companies, including reinsurers, state insurance departments, charged primarily with protecting policyholders and the public rather than investors, enjoy broad authority and discretion in applying applicable insurance laws and regulations for the protection of policyholders and the public.

     Insurance Holding Company Regulation

     The Company and the Insurance Subsidiaries are subject to regulation pursuant to the insurance holding company laws of Pennsylvania. The Pennsylvania insurance holding company laws generally require an insurance holding company and insurers and reinsurers that are members of such insurance holding company's system to register with the state regulatory authorities, to file with those authorities certain reports disclosing information including their capital structure, ownership, management, financial condition, certain intercompany transactions including material transfers of assets and intercompany business agreements, and to report material changes in such information. Such laws also require that intercompany transactions be fair and reasonable and that an insurer's surplus as regards policyholders following any dividends or distributions to shareholder affiliates be reasonable in relation to the insurer's outstanding liabilities and adequate for its financial needs.

     Under Pennsylvania law, no person may acquire, directly or indirectly, a controlling interest in the capital stock of the Company unless such person, corporation or other entity has obtained prior approval from the Commissioner for such acquisition of control. Pursuant to the Pennsylvania law, any person acquiring, controlling or holding with the power to vote, directly or indirectly, ten percent or more of the voting securities of an insurance company, is presumed to have "control" of such company. This presumption may be rebutted by a showing that control does not exist in fact. The Commissioner, however, may find that "control" exists in circumstances in which a person owns or controls a smaller amount of voting securities. To obtain approval from the Commissioner of any acquisition of control of an insurance company, the proposed acquirer must file with the Commissioner an application containing information regarding the identity and background of the acquirer and its affiliates, the nature, source and amount of funds to be used to effect the acquisition, the financial statements of the acquirer and its affiliates, any potential plans for disposition of the securities or business of the insurer, the number and type of securities to be acquired, any contracts with respect to the securities to be acquired, any agreements with broker-dealers and other matters.

     Other jurisdictions in which the Insurance Subsidiaries are licensed to transact business may have requirements for prior approval of any acquisition of control of an insurance or reinsurance company licensed or authorized to transact business in such jurisdictions. Additional requirements in such jurisdictions may include re-licensing or subsequent approval for renewal of existing licenses upon an acquisition of control. As further described below, laws also govern the holding company structure payment of dividends by the Insurance Subsidiaries to the Company.

     Restrictions on Insurance Subsidiaries Dividends

     The principal source of funds for servicing debt of the Company and paying dividends to shareholders of the Company is derived from receipt of dividends from the subsidiaries. Under the Pennsylvania insurance laws, the Pooled Companies and PMA Re may pay dividends only from unassigned funds (surplus), as reported in the statutory financial statement filed by them with the Insurance Department for the most recent annual period. As of December 31, 1996, the Pooled Companies and PMA Re reported unassigned funds (surplus) in the amount of $272.7 million. Subject to such constraints, any of the Pooled Companies and PMA Re may declare and pay non-extraordinary dividends subject to certain notice requirements to the Commissioner and extraordinary dividends to stockholders subject to certain notice and approval requirements by the Commissioner. Under Pennsylvania law, an "extraordinary" dividend is any dividend or other distribution which, together with other dividends and distributions made within the preceding twelve months, exceeds the greater of (i) 10% of such insurer's surplus as regards policyholders as shown on its last annual statement on file with the Commissioner; or (ii) statutory net income for the previous year. Payment of extraordinary dividends is permissible only if the Commissioner has approved the payment of such extraordinary dividends, or if the Commissioner has not disapproved the payment of such extraordinary dividend within thirty days from the date the Commissioner receives notice of the declaration of such dividend. In addition to the foregoing standards, following the payment of any dividends, the policyholders' surplus of the insurance company must be reasonable in relation to its outstanding liabilities and adequate for its financial needs. The Commissioner may bring an action to enjoin or rescind the payment of a dividend or distribution by any insurance company that would cause its statutory surplus to be unreasonable or inadequate under this standard.

     For the years ended December 31, 1996, 1995 and 1994, the aggregate cash dividends paid by the Pooled Companies and PMA Re were $53.6 million, $71.5 million, and $34.0 million, respectively. None of the dividends paid was "extraordinary" for purposes of the Pennsylvania insurance laws. For 1997, the Pooled Companies and PMA Re collectively are permitted to declare and pay dividends to the Company in the aggregate amount of $51.9 million, subject to the notice requirements on dividend declarations and payments. In accordance with its plan of operation filed with the Pennsylvania Insurance Department, MASCCO must maintain a ratio of unpaid losses and LAE to policyholder surplus of no more than 8:1. As of December 31, 1996, MASCCO was in compliance with such requirements.

     Risk-Based Capital

     The National Association of Insurance Commissioners (the "NAIC") has adopted risk-based capital ("RBC") requirements for property/casualty insurance companies to evaluate the adequacy of statutory capital and surplus in relation to investment and insurance risks such as asset quality, asset and liability matching, loss reserve adequacy and other business factors.

     Under RBC requirements, regulatory compliance is determined by the ratio of a Company's total adjusted capital, as defined by the NAIC, to its authorized control level, also as defined by the NAIC. Companies below prescribed trigger points in terms of such ratio are classified as follows:

                       Company action level.............200%
                       Regulatory action level..........150%
                       Authorized control level.........100%
                       Mandatory control level.......... 70%

     PMA Re and each of the Pooled Companies had ratios in excess of 200% as of December 31, 1996. As a result of the Property and Casualty Group's 1996 loss reserve strengthening (see "Loss Reserves" above), the ratios for the individual Pooled Companies range from 230% to 210%.


     RBC requirements for property/casualty insurance companies allow a discount for workers' compensation reserves to be included in the adjusted surplus calculation. However, the calculation for RBC requires the phase-out of non-tabular reserve discounts previously taken for workers' compensation reserves. The discount phase-out has increased by 20% in each year since 1994, ultimately phasing out 100% of such discount by 1998. As a result, this phase-out negatively impacts the RBC ratios of companies which write workers' compensation insurance and discount such reserves on a non-tabular basis relative to companies which write other types of property/casualty insurance. Management believes that it will be able to maintain the Pooled Companies' RBC in excess of regulatory requirements through prudent underwriting and claims handling, investing and capital management. However, no assurances can be given that developments affecting the Property and Casualty Group will not occur, many of which could be outside of management's control, including but not limited to changes in the regulatory environment, economic conditions and competitive conditions in the jurisdictions in which the Property and Casualty Group writes business, will cause the Pooled Companies' RBC to fall below required levels resulting in a corresponding regulatory response.


Employees


     As of June 30, 1997, the Company had approximately 990 full-time employees. None of the employees of the Company is represented by a labor union and the Company is not a party to any collective bargaining agreements. The Company considers its employee relations to be good.

                      GLOSSARY OF SELECTED INSURANCE TERMS

Actuarial analysis............................. Evaluation of risks in order to attempt to assure that premiums and loss reserves adequately reflect expected future loss experience and claims payments; in evaluating risks, mathematical models are used to predict future loss experi ence and claims payments based on past loss ratios and loss development patterns and other relevant data and assumptions.

Adverse loss development....................... Increases in losses and ALAE exceeding anticipated loss and ALAE experience over a given period of time.


Aggregate excess reinsurance arrangements...... Reinsurance arrangements under which a reinsurer assumes the risks and/or loss reserves of certain business of a ceding company in their entirety.

Allocated loss adjustment
 expenses ("ALAE")............................. Allocated loss adjustment expenses include all legal expenses and other expenses incurred by a company in connection with the investigation, adjustment, settlement or litigation of claims or losses under business covered. ALAE does not include costs of
                                                "in-house" counsel, claims staff or other overhead or general expense of the reinsured.

Attachment point............................... The amount of losses above which excess of loss reinsurance becomes operative.

Automatic facultative arrangements............. Facultative insurance contracts whereby the ceding company has the right, but not the obligation, to cede risks to a reinsurer and the reinsurer is obligated to accept such risks pursuant to the contract terms.

Broker; intermediary........................... One who negotiates contracts of reinsurance between a primary insurer or other reinsured and a reinsurer on behalf of the primary insurer or reinsured. The broker receives from the reinsurer a commission for placement and other services rendered.

Broker reinsurer............................... A reinsurer that markets and sells reinsurance through brokers rather than through its own employees.

Case reserves.................................. Loss reserves established with respect to individual reported claims.



Casualty insurance and/or
 reinsurance................................... Insurance and/or reinsurance that is concerned primarily with the losses caused by injuries to third persons (in other words, persons other than the policyholder) and the legal liability imposed on the insured resulting therefrom.

Catastrophe reinsurance........................ A form of excess of loss property reinsurance that, subject to a specified limit, indemnifies the ceding company for the amount of loss in excess of a specified retention with respect to an accumulation of losses resulting from a catastrophic event. The actual reinsurance document is called a "catastrophe cover."

Cede; ceding company;
 cedent  ...................................... When a company reinsures its risk with another, it "cedes" business and is referred to as the "ceding company" or the "cedent".

Claim closure rate............................. The number of closed lost time workers' compensation claims divided by total reported lost time workers' compensation claims by accident year as of a given evaluation date.


Clash cover.................................... A form of excess of loss casualty reinsurance policy covering losses arising from a single set of circumstances covered by more than one primary policy. For example, if an insurer covers both motorists involved in an accident, a clash cover would protect the insurer from suffering a net loss in the full amount of both parties. The clash cover would pay to the insurer a portion of the loss in excess of the coverage of one of the two parties.

Combined ratio................................. A combination of the underwriting expense ratio, the loss and LAE ratio, and the policyholder dividend ratio. The loss and LAE ratio measures the ratio of net incurred losses and LAE to net earned premiums. The underwriting expense ratio measures the ratio of underwriting expenses to net premiums written. The policyholder dividend ratio measures policyholder dividends as a percent of net premiums earned. Generally, companies which write predominately long-tailed liability risks will have a higher combined ratio than those companies writing predominately property risks.

Direct reinsurer, direct
 underwriter, direct writer.................... A reinsurer that markets and sells reinsurance directly to its reinsureds without the assistance of brokers.



                                      -33-


Excess and surplus lines....................... Surplus lines risks are those risks not fitting normal underwriting patterns, involving a degree of risk that is not commensurate with standard rates and/or policy forms, or that will not be written by standard carriers because of general market conditions. Excess insurance refers to coverage that attaches for an insured over the limits of a primary policy or a stipulated self-insured retention. Policies are bound or accepted by carriers not licensed in the jurisdiction where the risk is located, and generally are not subject to regulations governing premium rates or policy language.

Excess of loss reinsurance..................... The generic term describing reinsurance that indemnifies the reinsured against all or a specified portion of losses on
                                                underlying insurance policies in excess of a specified dollar amount, called a "layer" or "retention." Also known as
                                                nonproportional reinsurance or stop loss coverage.

Facultative reinsurance........................ The reinsurance of all or a portion of the insurance provided by a single policy. Each policy reinsured is separately negotiated.

Gross premiums written......................... Total premiums for direct insurance and reinsurance assumed during a given period.

Incurred but not reported
 ("IBNR") reserves............................. Loss reserves for estimated losses that have been incurred but not yet reported to the insurer or reinsurer.

Incurred losses................................ The total losses sustained by an insurance company under a policy or policies, whether paid or unpaid. Incurred losses include a provision for claims that have occurred but have not yet been reported to the insurer ("IBNR").

IRIS ratios.................................... Financial ratios annually calculated by the NAIC to assist state insurance departments in monitoring the financial condition of insurance companies.

Layers   ...................................... The division of a particular reinsurance program delineated by an attachment point and a maximum limit. Often, a reinsurance program will be divided into several layers, with the lower layers (see
                                                "Low or working layer excess of loss reinsurance") typically having higher premiums and higher claim frequency and the higher layers typically having lower premiums and claim frequency.

Loss adjustment expenses
 ("LAE") ...................................... The expenses of settling claims, including legal and other fees and the portion of general expenses allocated to claim settlement costs.



                                      -34-


Loss ratio/pure loss ratio..................... Loss ratio is equal to losses and LAE divided by earned premiums.
                                                The pure loss ratio refers to losses divided by earned premiums.
                                                Undiscounted loss ratios refer to loss ratios that do not consider the net effect of discounting of loss reserves; the Company's current practice is to discount loss reserves for workers'
                                                compensation insurance.

Loss reserves.................................. Liabilities established by insurers and reinsurers to reflect the estimated cost of claims payments that the insurer or reinsurer ultimately will be required to pay in respect of insurance or reinsurance it has written. Reserves are established for losses and for LAE and consist of case reserves and IBNR reserves.

Low or working layer excess of
 loss reinsurance.............................. Reinsurance that absorbs the losses immediately above the reinsured's retention layer. A low layer excess of loss reinsurer will pay up to a certain dollar amount at which point a higher layer reinsurer (or the ceding company) will be liable for additional losses.

Manual rates................................... Refers to insurance rates for lines and classes of business approved and published by state insurance departments.

Manual rate level or average
 manual rate level............................. Refers to the manual rates for lines and classes of business relative to a benchmark; within this document, the term refers to the manual rates, as compared to other periods, such as a prior policy year.

Net premiums earned............................ The portion of net premiums written that is recognized for accounting purposes as income during a period.

Net premiums written........................... Gross premiums written for a given period less premiums ceded to reinsurers during such period.

Operating ratio................................ The combined ratio, reduced by the net investment income ratio. The net investment income ratio is the ratio of net investment income to net premiums earned. The ratio measures a company's operating profitability, exclusive of realized gains and federal income taxes.

Per occurrence................................. A form of insurance or reinsurance under which the date of the loss event is deemed to be the date of the occurrence, regardless of when reported and permits all losses arising out of one event to be aggregated instead of being handled on a risk-by-risk basis.



                                      -35-


Primary insurer................................ An insurance company that issues insurance policies to the general public or to certain non-insurance entities.

Pro rata reinsurance........................... A generic term describing all forms of reinsurance in which the reinsurer shares a proportional part of the original premiums and losses of the reinsured. Pro rata reinsurance also is known as proportional reinsurance, quota share reinsurance and participating reinsurance.

Property insurance
 and/or reinsurance............................ Insurance and/or reinsurance that indemnifies a person with an insurable interest in tangible property for his property loss, damage or loss of use.

Pure loss ratio................................ See "Loss ratio/pure loss ratio" above.


Reinsurance.................................... The practice whereby one party, called the reinsurer, in consideration of a premium paid to it, agrees to indemnify another party, called the reinsured, for part or all of the liability assumed by the reinsured under a policy or policies of insurance that it has issued. The reinsured may be referred to as the original or primary insurer, the direct writing company or the ceding company.

Retention, retention layer..................... The amount or portion of risk that an insurer or reinsurer retains for its own account. Losses in excess of the retention layer are paid by the reinsurer or retrocessionaire. In proportional treaties, the retention may be a percentage of the original policy's limit. In excess of loss business, the retention is a dollar amount of loss, a loss ratio or a percentage.

Retrocession;
 retrocessionaire.............................. A transaction whereby a reinsurer cedes to another reinsurer (the
                                                "retrocessionaire") all or part of the reinsurance it has assumed.
                                                Retrocession does not legally discharge the ceding reinsurer from its liability with respect to its obligations to the reinsured.

Semi-automatic facultative
 arrangements.................................. Facultative reinsurance contracts where the ceding company has the right, but not the obligation to cede risks to a reinsurer and the reinsurer is obligated to accept such risks as long as they are within stated criteria. If a risk falls outside such criteria, the reinsurer has the option of either: (i) accepting the risk, (ii)
                                                declining the risk, or (iii) repricing the risk.


                                      -36-



Statutory accounting
  principles ("SAP")........................... Recording transactions and preparing financial statements in accordance with the rules and procedures prescribed or permitted by state insurance regulatory authorities including the NAIC, which in general reflect a liquidating, rather than going
                                                concern, concept of accounting.

Statutory or policyholder's
 surplus; statutory capital
 & surplus..................................... The excess of admitted assets over total liabilities (including loss reserves), determined in accordance with SAP.

Stop loss...................................... See "Excess of loss reinsurance".

Survival ratio................................. For asbestos and environmental (A&E) claims, the survival ratio is equal to the average normalized loss and LAE payments for A&E over three years divided by loss reserves established for A&E.

Treaty reinsurance............................. The reinsurance of a specified type or category of risks defined in a reinsurance agreement (a "treaty") between a primary insurer or other reinsured and a reinsurer. Typically, in treaty reinsurance, the primary insurer or reinsured is obligated to offer and the reinsurer is obligated to accept a specified portion of all such type or category of risks originally written by the primary insurer or reinsured.

Underwriting................................... The reinsurer's process of reviewing applications submitted for insurance coverage, deciding whether to accept all or part of the coverage requested and determining the applicable premiums.

Underwriting cycle............................. An historical pattern in which property and casualty insurance and reinsurance premiums, profits and availability of coverage rise and fall with some regularity over time.

Underwriting expenses.......................... The aggregate of policy acquisition costs, including commissions, and the portion of administrative, general and other expenses attributable to underwriting operations.

Unearned premiums.............................. The portion of a premium representing the unexpired portion of the exposure period as of a certain date.

Unearned premium reserve....................... Liabilities established by insurers and reinsurers to reflect unearned premiums which are refundable to policyholders if an insurance or reinsurance contract is canceled prior to expiration of the contract term.


Item 2. Financial Information


(dollars in thousands,
   except share and per share data)                 1996(1)            1995             1994             1993             1992
-----------------------------------                -----------      -----------      -----------      -----------      -----------
Consolidated Results
Net premiums written.......................       $   443,475      $   489,876      $   466,502      $   536,987      $   552,038
                                                  ===========      ===========      ===========      ===========      ===========

Net premiums earned........................           420,575          484,952          466,534          547,407          700,207
Net investment income......................           133,936          139,355          138,719          153,842          164,302
Net realized investment gains..............             2,984           31,923           47,521           69,798           70,633
Service revenues...........................             9,189            5,106            3,380            1,321              305
                                                  -----------      -----------      -----------      -----------      -----------

   Total revenues..........................       $   566,684      $   661,336      $   656,154      $   772,368      $   935,447
                                                  ===========      ===========      ===========      ===========      ===========
-----------------------------------------------------------------------------------------------------------------------------------
Components of Net Income
Pre-tax operating (loss) income (6):
   The Property and Casualty Group.........       $  (219,619)     $    (4,305)     $     3,893      $    (1,153)     $   (51,995)
   PMA Re..................................            42,783           39,443           33,703           33,511           35,190
   Corporate operations....................              (490)         (13,414)          (6,686)            (885)          (1,191)
                                                  -----------      -----------      -----------      -----------      -----------
Total pre-tax operating (loss) income
   before interest expense.................          (177,326)          21,724           30,910           31,473          (17,996)
Net realized investment gains..............             2,984           31,923           47,521           69,798           70,633
Interest expense...........................            17,052           18,734           13,051           11,650           12,542
                                                  -----------      -----------      -----------      -----------      -----------

(Loss) income before income taxes and
   cumulative effect of accounting
   changes.................................          (191,394)          34,913           65,380           89,621           40,095
(Benefit) provision for income taxes.......           (56,060)          10,783            8,130           21,324             (671)
                                                  -----------      -----------      -----------      -----------      -----------

(Loss) income before cumulative effect of
   accounting changes......................          (135,334)          24,130           57,250           68,297           40,766

Cumulative effect of accounting changes,
   net of related tax effects (2)..........                --               --               --           14,119               --
                                                  -----------      -----------      -----------      -----------      -----------
Net (loss) income..........................       $  (135,334)     $    24,130      $    57,250      $    82,416      $    40,766
                                                  ===========      ===========      ===========      ===========      ===========


-----------------------------------------------------------------------------------------------------------------------------------
Per Share Data
Weighted average shares:
   Primary (3).............................        23,800,791       24,709,031       24,650,741       24,470,024       24,406,445
   Fully-diluted (3).......................        23,800,791       24,934,579       24,650,741       24,470,024       24,406,445
(Loss) income before cumulative effect of
   accounting changes, net of related tax
   effects:
   Primary (3).............................       $     (5.68)     $      0.98          $  2.32          $  2.79         $   1.67
   Fully-diluted (3).......................             (5.68)            0.97             2.32             2.79             1.67
Net (loss) income per share:
   Primary (3).............................             (5.68)            0.98             2.32             3.37             1.67
   Fully-diluted (3).......................             (5.68)            0.97             2.32             3.37             1.67
Dividends paid per common share............              0.32             0.32             0.32             0.28             0.24
Dividends paid per Class A common share....              0.36             0.36             0.36             0.32             0.28
Shareholders' equity per share (4).........             17.86            25.53            22.10            22.23            19.34
-----------------------------------------------------------------------------------------------------------------------------------
Financial Position
Total investments..........................       $ 2,261,353     $  2,455,949     $  2,313,261     $  2,374,208     $  2,329,242
Total assets (5)...........................         3,117,516        3,258,572        3,181,979        3,197,909        3,142,821
Reserves for unpaid losses and LAE (5).....         2,091,072        2,069,986        2,103,714        2,150,665        2,163,181
Long-term debt (7).........................           204,699          203,848          203,975          194,836          185,684
Shareholders' equity (4)...................           425,828          609,668          524,862          534,383          468,105
-----------------------------------------------------------------------------------------------------------------------------------
GAAP Ratios for Insurance Subsidiaries
The Property and Casualty Group:
   Loss ratio..............................             158.2%            92.5%            90.1%            96.3%           113.8%
   Expense ratio...........................              51.6%            32.1%            32.0%            25.1%            19.4%
   Policyholder dividend ratio.............               6.1%             4.8%             4.6%             3.5%             4.3%
                                                  -----------      -----------      -----------      -----------      -----------
   Combined ratio..........................             215.9%           129.4%           126.7%           124.9%           137.5%
                                                  ===========      ===========      ===========      ===========      ===========


PMA Re
   Loss ratio..............................              73.7%            74.6%            74.7%            80.6%            78.6%
   Expense ratio...........................              30.2%            29.5%            33.3%            29.4%            27.8%
                                                  -----------      -----------      -----------      -----------      -----------
   Combined ratio..........................             103.9%           104.1%           108.0%           110.0%           106.4%
                                                  ===========      ===========      ===========      ===========      ===========
-----------------------------------------------------------------------------------------------------------------------------------


                                                                     (Unaudited)                              (Unaudited)
                                                              Three Months Ended June 30,               Six Months Ended June 30,
(dollars in thousands, except share and per share data)        1997                1996                1997                1996
-------------------------------------------------------    -----------         -----------         ------------        ------------
Consolidated Results
Net premiums written.................................      $    98,389         $    96,336         $    248,271        $    243,780
                                                           ===========         ===========         ============        ============
Premiums earned......................................          114,451             102,226              222,401             220,163
Net investment income................................           32,612              32,511               68,459              65,931
Net realized investment losses ......................             (680)             (1,412)              (1,931)               (469)
Service revenues.....................................            2,490               2,264                5,038               4,012
                                                           -----------         -----------         ------------        ------------
   Total revenues....................................      $   148,873         $   135,589         $    293,967        $    289,637
                                                           ===========         ===========         ============        ============
-----------------------------------------------------------------------------------------------------------------------------------
Components of Net Income
Pre-tax operating (loss) income (6):
   The Property and Casualty Group...................      $    (8,703)        $    (2,545)        $     (8,412)       $      1,166
   PMA Re............................................            9,274               9,479               22,094              18,537
   Corporate operations..............................             (701)               (187)                (909)             (1,226)
                                                           -----------         -----------         ------------        ------------
Total pre-tax operating (loss) income:...............             (130)              6,747               12,773              18,477
Net realized investment losses.......................             (680)             (1,412)              (1,931)               (469)
Interest expense.....................................            3,888               4,358                8,222               8,830
                                                           -----------         -----------         ------------        ------------
(Loss) income before income taxes and
   extraordinary item ...............................           (4,698)                997                2,620               9,178
Income taxes.........................................           (5,218)               (139)              (2,657)              2,433
                                                           -----------         -----------         ------------        ------------
Income before extraordinary item.....................              520               1,116                5,277               6,745
Extraordinary item, net of related tax effects (7)...               --                  --               (4,734)                 --
                                                           -----------         -----------         ------------        ------------
Net income...........................................      $       520         $     1,116         $        543        $      6,745
                                                           ===========         ===========         ============        ============
-----------------------------------------------------------------------------------------------------------------------------------
Per Share Data
Weighted average shares:
   Primary...........................................       24,416,467          24,768,390           24,467,194          24,921,105
   Fully-diluted.....................................       24,416,467          24,768,390           24,467,194          24,921,105
Income before extraordinary item, net of related
    tax effects .....................................      $      0.02         $      0.05         $       0.21         $      0.27
Net income per share.................................             0.02                0.05                 0.02                0.27
Dividends paid per common share......................             0.08                0.08                 0.16                0.16
Dividends paid per Class A common share..............             0.09                0.09                 0.18                0.18
Shareholders' equity per share ......................            17.40               22.87                17.40               22.87
-----------------------------------------------------------------------------------------------------------------------------------
Financial Position (as of June 30, 1997 and 1996)
Total investments....................................                                              $  2,067,828          $2,280,525
Total assets.........................................                                                 3,085,640           3,166,809
Reserves for unpaid losses and LAE...................                                                 2,052,791           2,018,142
Long-term debt.......................................                                                   203,049             196,632
Shareholders' equity.................................                                                   415,120             543,663
-----------------------------------------------------------------------------------------------------------------------------------
GAAP Ratios for Insurance Subsidiaries
The Property and Casualty Group:
   Loss ratio.....................................                95.9%               93.1%                95.4%               90.4%
   Expense ratio..................................                44.3%               40.2%                40.1%               37.1%
   Policyholder dividend ratio....................                 4.9%                4.1%                 4.8%                4.1%
                                                           -----------         -----------         ------------        ------------
   Combined ratio.................................               145.1%              137.4%               140.3%              131.6%
                                                           ===========         ===========         ============        ============
PMA Re
   Loss ratio.....................................                70.7%               65.6%                73.1%               72.8%
   Expense ratio..................................                35.5%               40.1%                30.6%               32.5%
                                                           -----------         -----------         ------------        ------------
   Combined ratio.................................               106.2%              105.7%               103.7%              105.3%
                                                           ===========         ===========         ============        ============
-----------------------------------------------------------------------------------------------------------------------------------


(1) Operating results in 1996 were impacted by approximately $221,300,000 of special charges related to reserve strengthening and expense initiatives for the Property and Casualty Group. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" below.

(2) In 1993, the Company recognized an after-tax net benefit of $14,119,000 resulting from the adoption of SFAS No. 109, "Accounting for Income Taxes," ($21,500,000 benefit), and SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," ($7,381,000 after-tax charge).

(3) For the year ended December 31, 1996, common stock equivalents were not taken into consideration in the computation of weighted-average shares as these common stock equivalents would have an anti-dilutive effect on the net loss per share.

(4) In 1994, shareholders' equity was increased $45,343,000 related to the adoption of SFAS No. 115, "Accounting for Certain Investments and Debt and Equity Securities." See "Management's Discussion and Analysis of Financial Condition and Results of Operations" below.

(5) Total assets and unpaid losses and LAE have been restated for 1992, reflecting the adoption of SFAS No. 113, "Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts," and the resultant reclassification of reinsurance recoverables on unpaid losses and LAE as assets.

(6)  Pre-tax operating income (loss) excludes net realized investment gains.

(7) In March 1997, the Company refinanced substantially all of its long-term debt which resulted in a $4,734,000 extraordinary loss, which was recorded in the first quarter of 1997. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" below.

Management's Discussion and Analysis of Financial Condition and Results of Operations

     Years Ended December 31, 1996, 1995 and 1994

     The following section provides a discussion of the financial results and material changes in financial position for the Company for the years ended December 31, 1996, 1995 and 1994. The balance sheet information presented below is as of December 31 for each year indicated. The statement of income information is for the years ended December 31 for each year shown. The term "SAP" refers to the statutory accounting practices prescribed or permitted by the Pennsylvania Insurance Department, and the term "GAAP" refers to generally accepted accounting principles.

     Results of Operations

     The Company consists of PMC, an insurance holding company, and its subsidiaries. PMC operates in two principal segments, property and casualty primary insurance and property and casualty reinsurance. The Property and Casualty Group writes workers' compensation and other lines of commercial insurance primarily in the Mid-Atlantic and Southern regions of the United States, utilizing The PMA Group trade name. PMC's reinsurance business conducted through PMA Re, which emphasizes risk-exposed treaty reinsurance, operates in the domestic brokered market.

     In the discussion below, pre-tax operating (loss) income is defined as
(loss) income from continuing operations before income taxes, but excluding net realized investment gains. Operating revenues consist of all of the Company's revenues, except net realized investment gains.

     Consolidated Results

The table below presents the major components of net (loss) income:

                            (dollar amounts in thousands, except per share data)

                                              1996          1995        1994
                                           ---------       -------     -------
Pre-tax operating (loss) income..........  $(194,378)      $ 2,990     $17,859
Net realized investment gains............      2,984        31,923      47,521
                                           ---------       -------     -------
(Loss) income before income taxes........   (191,394)       34,913      65,380
(Benefit) provision for income taxes.....    (56,060)       10,783       8,130
                                           ---------       -------     -------
Net (loss) income .......................  $(135,334)      $24,130     $57,250
                                           =========       =======     =======

Per Primary Share:
Net (loss) income........................  $   (5.68)      $   .98     $  2.32
                                           =========       =======     =======

Per Fully-Diluted Share:
Net (loss) income........................  $   (5.68)      $   .97     $  2.32
                                           =========       =======     =======

     The following table indicates the Company's pre-tax operating (loss) income by principal business segment:

                                           (dollar amounts in thousands)

                                               1996          1995        1994
                                            ---------      --------     -------

The Property and Casualty Group..........   $(219,619)     $ (4,305)    $ 3,893
PMA Re...................................      42,783        39,443      33,703
Corporate operations.....................        (490)      (13,414)     (6,686)
                                            ---------      --------     -------

Pre-tax operating (loss) income before
    interest expense.....................    (177,326)       21,724      30,910
Interest expense.........................      17,052        18,734      13,051
                                            ---------      --------     -------

Pre-tax operating (loss) income..........   $(194,378)     $  2,990     $17,859
                                            =========      ========     =======

     In 1996, the Company's operating results were impacted by a pre-tax charge of $221.3 million ($143.8 million after tax), or $9.30 per share ($6.04 per share after tax), recorded by the Property and Casualty Group in order to strengthen its loss and LAE reserves, to recognize restructuring costs in connection with staff reductions and to write off certain accounts receivable. The charge consists of the following:

                          (dollar amounts in millions)

Strengthening of unpaid losses and LAE:
   Pre-1992 workers' compensation....................................    $110.0
   Asbestos and environmental........................................      60.4
   Other lines of business...........................................      21.0
                                                                         ------
   Total reserve strengthening.......................................     191.4
Premium balances written off and increase in
   allowance for doubtful accounts...................................      17.5
Change in depreciable lives for computer equipment...................       4.8
Accrual of costs related to early retirement plan....................       7.6
                                                                         ------
Total pre-tax charge.................................................    $221.3
                                                                         ======

     On a consolidated basis, in 1996, the Company reported a pre-tax operating loss of $194.4 million ($8.17 per share) versus pre-tax operating income of $3.0 million ($0.12 per fully-diluted share) in 1995. As a result of the aforementioned charge, the Property and Casualty Group reported a pre-tax operating loss of $219.6 million in 1996, as compared to a pre-tax operating loss of $4.3 million in 1995. Such operating loss in 1996 was partially offset by pre-tax operating income reported by PMA Re of $42.8 million as compared to 1995 when PMA Re reported pre-tax operating income of $39.4 million. The increase in PMA Re's pre-tax operating income reflects higher premium volume, improved underwriting results and higher investment income. Corporate operations reported a pre-tax operating loss of $0.5 million in 1996 versus a $13.4 million pre-tax operating loss in 1995. The improvement in the operating results of corporate operations is due mainly to the fact that 1995 was impacted by an $8.4 million write-down of certain real estate properties owned by the Company as well as higher overhead expenses. Interest expense decreased in 1996 by approximately $1.7 million, mainly reflecting lower average debt balances and the pay-down of higher coupon debt. In 1995, pre-tax operating income decreased from $17.9 million ($0.72 per share) in 1994 to $3.0 million ($0.12 per fully-diluted share). Such reduction related mainly to an operating loss of $4.3 million recorded by the Property and Casualty Group, resulting primarily from loss reserve strengthening of $66.5 million, partially offset by a $35.0 million impact of increasing the discount rate on workers' compensation reserves from approximately 4.0% to 5.0%. In addition, corporate operations were impacted by the aforementioned $8.4 million write-down of certain properties owned by the Company. Interest expense was $5.7 million higher in 1995 versus 1994, mainly due to higher average debt balances and higher interest rates. Net realized investment gains were $3.0 million, $31.9 million, and $47.5 million in 1996, 1995, and 1994, respectively. The declining levels of net realized gains reflected lower levels of realized gains on sales of equity securities, as the Company has reduced its investments in equity securities in the last three years. In addition, the fluctuating interest rate environment has generally lowered realized gain activity in the three-year period ending December 31, 1996.

     The Property and Casualty Group Results of Operations

     In 1996, the Property and Casualty Group accounted for 63.9% of the Company's operating revenues. Summarized financial results of this segment are as follows:

                                            (dollar amounts in thousands)
                                           1996          1995          1994
                                        ---------      --------       --------
Net premiums written:
   Workers' compensation..............  $ 189,338      $233,145       $260,882
   Commercial lines...................     90,084       103,971         92,269
                                        ---------      --------       --------
         Total........................  $ 279,422      $337,116       $353,151
                                        =========      ========       ========
Net premiums earned:
   Workers' compensation..............  $ 176,380      $243,175       $270,922
   Commercial lines...................     92,221       102,432         90,202
                                        ---------      --------       --------
         Total........................    268,601       345,607        361,124
Net investment income.................     82,455        92,275         96,683
Service revenues......................      9,189         5,106          3,380
                                        ---------      --------       --------
Operating revenues....................    360,245       442,988        461,187
                                        ---------      --------       --------
Losses and LAE incurred...............    424,900       319,644        325,211
Acquisition and operating expenses....    138,709       110,906        115,404
Policyholder dividends................     16,255        16,743         16,679
                                        ---------      --------       --------
Total losses and expenses.............    579,864       447,293        457,294
                                        ---------      --------       --------
Pre-tax operating (loss) income ......  $(219,619)     $ (4,305)      $  3,893
                                        =========      ========       ========

GAAP loss ratio.......................      158.2%         92.5%          90.1%
GAAP combined ratio...................      215.9%        129.4%         126.7%
SAP loss ratio .......................      125.7%         77.3%          85.5%
SAP combined ratio....................      175.6%        115.1%         120.1%



     Premium Revenues


     Premiums for the Property and Casualty Group have decreased in recent years. Between 1996 and 1995, net premiums written decreased 17.1%, and between 1995 and 1994, net premiums written decreased 4.5%. Direct premiums written for workers' compensation decreased $36.5 million and $27.7 million in 1996 and 1995, respectively. Direct premiums written for the other commercial property and casualty lines decreased $9.3 million in 1996 relative to 1995 and increased $10.4 million in 1995 relative to 1994. Reinsurance premiums assumed increased $0.8 million between 1996 and 1995 and decreased $1.7 million between 1995 and 1994. Reinsurance premiums ceded decreased $10.4 million in 1996 relative to 1995 and $2.3 million in 1995 relative to 1994. Net premiums earned decreased $77.0 million between 1996 and 1995 and $15.5 million between 1995 and 1994.



     The decline in premiums from 1994 to 1996 is due to a number of factors discussed below, including the Property and Casualty Group's underwriting decisions, competition, and the impact of workers' compensation benefit reform laws.

     During the past three years, the Property and Casualty Group reduced workers' compensation premium volume in those states in the Property and Casualty Group's marketing territory that generally have had unfavorable regulatory environments in terms of rates and benefits. As a result, the Property and Casualty Group did not renew certain accounts due to inadequate profit potential. In addition, competition and manual rate levels affected workers' compensation premium volume. Intense competition caused rates for certain accounts to be unattractive relative to the risks assumed. Rather than match the price merely to retain the volume, the Property and Casualty Group declined to write the accounts. In terms of manual rates, average rate levels declined 7.0%, 3.0%, and 10.0% in 1996, 1995, and 1994, respectively. The rate decreases had a substantially lower proportional impact on premiums written, as the Property and Casualty Group had reduced its dependence on rate-sensitive business during 1995 and 1994.

     Workers' compensation premiums also declined during the three-year period as a result of the enactment of workers' compensation benefit reform laws. These benefit reform laws also have had a favorable impact on loss and LAE reserves for business written on policies subject to such reform laws. See "Losses and Expenses" below. The changes in workers' compensation benefits that were promulgated under Act 57 in Pennsylvania were accompanied by a change in the basic premium rate structure for workers' compensation insurance, which lowered the rates charged to insureds by approximately 25% effective February 1997. This change in rate structure was reviewed by an independent actuarial firm on behalf of the Commonwealth of Pennsylvania in connection with the approval of rates under Act 57. In addition, the Company's actuaries reviewed the effect that the reforms would have on workers' compensation benefits paid in relation to the changes in premiums charged. It was the opinion of both groups of actuaries that the rate changes mandated by Act 57 were consistent with the changes in benefits allowed under Act 57, and the effect of the rate changes would be minimal with respect to the profitability of the business. The premium charged on a fixed-cost policy is based upon the manual rates filed with and approved by the state insurance department and does not increase or decrease based upon the losses incurred during the policy period. Under policies that are subject to dividend plans, the customer may receive a dividend based upon loss experience during the policy period. Since the late 1980s, the Property and Casualty Group has reduced its proportion of rate-sensitive products from over 70% to approximately 57%. With the enactment of regulatory reform in several jurisdictions in the Property and Casualty Group's marketing territory, the Property and Casualty Group is more interested in this type of business and may write more rate-sensitive accounts in such jurisdictions in the future.

     Direct workers' compensation premiums were also impacted by changes in the level of premium adjustments, primarily related to audit premiums and retrospective policies. In 1996, such adjustments reduced gross premiums written by $6.1 million, including retrospective policy returns of $23.2 million and audit premiums billed of $17.1 million, while in 1995 such adjustments increased premiums written by $13.1 million, including retrospective policy returns of $13.8 million and audit premiums billed of $26.9 million. This decrease in premium adjustments billed in 1996 relative to 1995 is primarily due to two factors: (i) the lower amount of billed audit premiums, which is attributable to more adequate estimation of risk exposures and resultant estimated premium at the inception of the policies; and (ii) the increase in retrospectively rated premiums returned to insureds, resulting from the favorable loss experience in more recent accident years in workers' compensation. The increase in 1995 relative to 1994 relates mainly to the fact that, as loss data matured on retrospective policies for previous accident years, the Property and Casualty Group was able to recover additional premiums from such policyholders. As the Property and Casualty Group has expanded this type of business since 1989, proportionately more policies have mature loss data, resulting in more premium adjustments.


     Under retrospectively rated policies, the Property and Casualty Group receives an up-front provisional premium which is adjusted based upon loss experience of the insured. If losses are lower than expected, the insured receives a refund, subject to a minimum premium and if losses are higher than expected, the insured owes additional premium, subject to a maximum premium. Approximately $59.0 million, $85.0 million and $104.0 million of the Property and Casualty Group's workers' compensation premiums were derived from loss sensitive products in 1996, 1995, and 1994, respectively. The audit premiums referred to above were derived from the Company's workers' compensation insurance policies. An insured's workers' compensation premiums are determined by two factors; aggregate payroll and employee job classification. The Company determines its initial estimate of annual premium based on payroll records and job classification data submitted to it by the insured. An audit of this data is performed after the policy year ends, and an adjustment to the premium is then made and billed to the insured.

     Companies writing workers' compensation in certain states generally must share in the risk of insuring entities that cannot obtain insurance in the voluntary market. Typically, an insurer's share of this residual market is dependent upon its market share in the voluntary market, and the assignments are accomplished either by direct assignment or by assumption from pools. In 1996, the Property and Casualty Group's direct assignments, which are included in direct written premiums, decreased $15.3 million relative to 1995, and decreased $8.7 million in 1995 as compared to 1994, reflecting generally lower premium volume in workers' compensation for the Property and Casualty Group, as well as conditions in the voluntary market.

     Since 1992, the Property and Casualty Group has developed a variety of alternative market products for larger accounts, including large deductible policies and offshore captive programs. Typically, the Property and Casualty Group receives a lower up-front premium for these types of alternative market product plans. However, under of this type of business, the insured retains a greater share of the underwriting risk than under rate-sensitive or loss-sensitive products, which reduces the potential for unfavorable claim activity on the accounts and encourages loss control on the part of the insured. For example, under a large deductible policy, the customer is responsible for paying its own losses up to the amount of the deductible for each occurrence. The deductibles under such policies generally range from $250,000 to $1.0 million.

     During 1995 and 1994, the Property and Casualty Group expanded writings of commercial lines of business other than workers' compensation, such as commercial auto, general liability, umbrella, multi-peril and commercial property lines (collectively, "Commercial Lines"). Direct premiums for Commercial Lines increased $10.4 million in 1995 to $114.2 million. While the Property and Casualty Group expanded these lines in 1995 and 1994, the growth had been less than management anticipated. Market conditions have been extremely competitive in these lines, and management has refused to compromise underwriting standards merely to increase volume during the three-year period. Due to these competitive conditions, in 1996, premium volume in Commercial Lines declined $9.3 million relative to 1995, to $104.9 million. On a going-forward basis, it is anticipated that Commercial Lines premiums will decline on a net basis due to a lower net retention for such lines, as well as the Property and Casualty Group's planned emphasis on workers' compensation products.

     Ceded premiums decreased $10.4 million in 1996 as compared to 1995 and $2.3 million in 1995 as compared to 1994. In 1996, the rate of decrease in ceded premiums was less than the decrease in direct premiums due to the increased use of facultative reinsurance for specific uses in Commercial Lines. In 1995, the rate of decrease in ceded premiums was less than the rate of decrease in direct premiums, mainly due to the expansion of Commercial Lines. Typically, the Property and Casualty Group buys more reinsurance covering these lines than the workers' compensation line.


     Fluctuations in net premiums earned were primarily attributable to changes in net premiums written. In addition to the impact of fluctuation in premiums written, premiums earned were also impacted by the change in accrued retrospective premiums, which arise from projected losses on retrospectively rated policies, net of retrospective policy adjustments. Premiums written were not impacted by such changes. In 1996, 1995 and 1994, the net effect of incurred losses on loss-sensitive policies and retrospective policy adjustments reduced accrued retrospective premiums by $10.5 million, $4.0 million and $1.0 million respectively. The 1996 reduction reflects improved loss reserve development in the prior three accident years. This improvement in loss experience reduced the estimated amounts of premium that will be billed for the retrospectively rated policies written during these years. The decrease in 1995 as compared to 1994 was due to overall reduction in premium volume and to the increased amounts of retrospective premium billed in the period.

     Losses and Expenses

          The following table reflects the components of the Property and Casualty Group's combined ratios, as computed under GAAP (1):

                                                     1996       1995       1994
                                                    -----      -----      -----
Loss ratio.......................................   158.2%      92.5%      90.1%
                                                    -----      -----      -----
Expense ratio:
  Amortization of deferred acquisition costs.....    19.7%      15.5%      15.3%
  Operating expenses.............................    31.9%      16.6%      16.7%
                                                    -----      -----      -----
         Total expense ratio.....................    51.6%      32.1%      32.0%
                                                    -----      -----      -----
Policyholders' dividend..........................     6.1%       4.8%       4.6%
                                                    -----      -----      -----
Combined ratio-GAAP..............................   215.9%     129.4%     126.7%
                                                    =====      =====      =====
----------

(1) The combined ratio computed on a GAAP basis is equal to losses and LAE, plus amortization of deferred acquisition costs, plus operating expenses, plus policyholders' dividends, all divided by net premiums earned.

     In 1996, the Property and Casualty Group's loss ratio was impacted by $191.4 million of reserve strengthening for unpaid losses and LAE of prior accident years as compared to loss and LAE reserve strengthening of $66.5 million in 1995 and $18.6 million in 1994. The loss and LAE reserve strengthening was associated with the following lines of business:

                                           (dollar amounts in millions)

                                         1996              1995            1994
                                        ------            ------          -----
Pre-1992 workers' compensation......    $110.0            $ 54.7          $13.2
Asbestos and environmental..........      60.4              23.4            4.6
Other lines of business.............      21.0             (11.6)           0.8
                                        ------            ------          -----
Total reserve strengthening.........    $191.4            $ 66.5          $18.6
                                        ======            ======          =====



     The 1996 aggregate workers' compensation adverse development was allocated $102.0 million to Pennsylvania and $8.0 million to all other states in the Company's marketing territory. Of the $102.0 million, the allocation by year is as follows: prior to 1987: $16.0 million; 1987-1991: $101.0 million; and 1992 and subsequent years: ($15.0 million). In 1995 and 1994, substantially all of the workers compensation adverse development related to accident years 1987 to 1991 in Pennsylvania. For accident years prior to 1992, the traditional paid loss development schedules for workers' compensation had begun to exhibit an increasing trend in loss development factors by 1993. This trend was initially attributed to an increase in commutation activity. As more mature and additional claim count data became available in calendar year 1995, it was recognized that the observed increase in payment levels was the result of a slow down in claim closure rates, as well as an increase in commutation activity. Management believes that the decline of the closure rates was due to several interrelated factors. One factor related to the fact that efforts to rehabilitate claimants and return them to work were not as successful as anticipated. For accident years 1987 to 1991, in particular, extensive efforts were made by the Company to rehabilitate claimants and return them to work at either full or modified duty. By late 1995 and into 1996, it was recognized, by a review of a slow down in the claims closure pattern that these rehabilitation efforts were not impacting the closure rates as expected. Another factor negatively impacting claims closure rates related to the economic conditions in Pennsylvania in the early 1990's. During the period from 1990 to 1994, economic conditions in Pennsylvania were considered to be depressed in the Company's major industry niches for workers' compensation insurance (construction, heavy manufacturing). Payrolls in these industries were stagnant, and in many cases, employment was flat or declining. The Company believes that in periods of declining employment opportunities, there is a tendency for indemnity periods to increase, and noted that this occurred for workers who suffered injuries in these industries.

     The above factors, when considered with the fact that the benefits period in Pennsylvania was unlimited, caused the Company to believe that the majority of claimants from the pre-1992 period, who had already been out of work five to nine years, would not return to work in any capacity. In late 1995 and during 1996, management undertook and effort to quantify the impact of the declining closure rates versus the increase in commutation activity. During the fourth quarter of 1995, management strengthened the Property and Casualty Group's workers' compensation reserves by $54.7 million. As the data under analysis was more mature and refined in 1996, management determined that the workers' compensation loss reserves for Pennsylvania in the pre-1992 accident years needed to be increased substantially; therefore, the Property and Casualty Group increased its workers' compensation reserves by $110.0 million.


     Workers' compensation reform legislation enacted in Pennsylvania in 1993 and 1996 introduced various controls and limitations on medical and disability benefits. Management believes that these reforms have had and will continue to have a favorable impact on workers' compensation loss ratios for accident years 1993 and subsequent. Also, during 1996, management undertook efforts to reduce its exposure to claimants from the pre-1992 accident years through a more formal commutation program.


     In 1993, Pennsylvania enacted Act 44, which introduced medical cost containment measures and provided for the expansion of the period of time during which the insurer may require an employee to accept medical treatment from the employer's list of designated health care providers. As previously noted, in 1996, Pennsylvania enacted Act 57, which included various additional controls and limitations on disability and medical benefits in Pennsylvania. In addition to regulatory reforms and management's re-underwriting of the book of business, the loss ratios have been favorably impacted by the shift to loss-sensitive and alternative market products since 1990. Such impact is reflected in the improvement since 1990 in the workers' compensation accident year loss ratios (losses recorded for the year the event occurred expressed as a percentage of the premiums earned for that year), as the following chart indicates:

                Workers' Compensation Undiscounted Accident Year
                    Pure Loss Ratios as of December 31, 1996

                  Accident Years                     Loss Ratio
                  --------------                     ----------
                      1990                              100%
                      1991                               86%
                      1992                               80%
                      1993                               64%
                      1994                               64%
                      1995                               63%
                      1996                               63%

     In addition, management is taking several steps to reduce the outstanding claims associated with the Pennsylvania workers' compensation business written through 1991. A formal commutation program was initiated in the fourth quarter 1996 and is expected to continue into late 1997. Commutations are agreements with claimants whereby the claimants, in exchange for a lump sum payment, will forego their rights to future indemnity payments from the Property and Casualty Group. Under Pennsylvania workers' compensation laws, all such commutation arrangements must be approved by the claimant and the Pennsylvania Workers' Compensation Board. The Property and Casualty Group paid $17.8 million in the fourth quarter of 1996 to commute workers' compensation indemnity claims. Savings associated with these claims were consistent with management's expectations. The savings that have been generated by the commutation program were included in management's projected 1996 loss reserves. As a result of the commutation program, it is expected that investment income for the Property and Casualty Group will be less in 1997 than in 1996, as the cash flow associated with the commutation payments may reduce the Property and Casualty Group's average assets available for investment by as much as $100 million in 1997, though the actual reduction is dependent upon the total level of commutations and the timing of the related payments. It is also expected that the number of open claims for accident years 1991 and prior should decline as a result of this program. This reduction in open claims should reduce the possibility of further adverse development on the recorded reserves, although there can be no assurances that the level of commutations will have a significant impact on the future development on such reserves.


     The adverse development in reserves associated with asbestos and environmental claims is the result of a detailed analysis of loss and LAE reserves associated with asbestos and environmental liability claims completed in 1996. The reserving for asbestos and environmental claims has undergone change at both the Company and in the insurance industry in general. For environmental and asbestos liability claims, reserving methodology has been evolving into accepted industry practice in the recent past; the Company's actuaries were able to apply these methods to its loss reserves in 1996. To reserve for environmental claims, the Company currently utilizes a calendar year development technique known as aggregate loss development. This technique focuses on the aggregate losses paid as of a particular date and aggregate payment patterns associated with such claims. Several elements including remediation studies, remediation, defense, declaratory judgment, and third party bodily injury claims were considered in estimating the costs and payment patterns of the environmental and toxic tort losses. Prior to the development of these techniques, there was a substantial range in the nature of reserving for environmental and toxic tort liabilities. The methods employed by the Company prior to the review performed in 1996 included a review of aggregate loss and loss adjustment paid and case incurred data along with resulting "survival ratios" to establish IBNR for environmental and toxic tort claims. For asbestos claims, the Company had previously reserved costs to defend and any indemnification payments anticipated on claims for which it had received notification that it was a responsible party. In 1996, the Company performed a ground up analysis of asbestos loss reserves using an actuarially accepted modeling technique. Using historical information as a base and information obtained from a review of open claims files, assumptions were made about future claims activity in order to estimate ultimate losses. For each individual major account, projections were made regarding new plaintiffs per year, the number of years new claims will be reported, the average loss severity per plaintiff and the ratio of loss adjustment expense to loss. In many cases involving larger asbestos claims, the Company reserved up to the policy limits for the applicable loss coverage parts for the affected accounts. Policy terms and reinsurance treaties were applied in the modeling of future losses. Estimation of obligations for asbestos and environmental exposures continues to be more difficult than for other loss reserves because of several factors, including:
(i) evolving methodologies for the estimation of the liabilities; (ii) lack of reliable historical claim data; (iii) uncertainties with respect to insurance and reinsurance coverage related to these obligations; (iv) changing judicial interpretations; and (v) changing government standards.

     The Company's asbestos-related losses were as follows:

                                                        Years Ended December 31,
                                                 --------------------------------------
                                                      (dollar amounts in thousands)

                                                   1996           1995           1994
                                                 --------       --------       --------
Gross of reinsurance:
Beginning reserves ........................      $ 27,611       $ 13,969       $ 12,913
Incurred losses and LAE ...................        62,854         22,482          6,424
Calendar year payments for losses
  and LAE..................................       (10,410)        (8,840)        (5,368)
                                                 --------       --------       --------
Ending reserves ...........................      $ 80,055       $ 27,611       $ 13,969
                                                 ========       ========       ========

Net of reinsurance:
Beginning reserves ........................      $ 23,443       $  8,168       $  7,700
Incurred losses and LAE ...................        39,427         21,826          5,834
Calendar year payments for losses
  and LAE..................................        (9,570)        (6,551)        (5,366)
                                                 --------       --------       --------
Ending reserves ...........................      $ 53,300       $ 23,443       $  8,168
                                                 ========       ========       ========




(Included in such reserves are reserves for PMA Re of $311,000, $589,000 and $333,000 (net) at December 31, 1996, 1995 and 1994, respectively.)

         The Company's environmental-related losses were as follows:

                                                        Years Ended December 31,
                                                 --------------------------------------
                                                      (dollar amounts in thousands)

                                                   1996           1995           1994
                                                 --------       --------       --------
Gross of reinsurance:
Beginning reserves ........................      $ 20,134       $ 20,952       $ 26,129
Incurred losses and LAE ...................        22,143          3,516         (2,150)
Calendar year payments for losses
  and LAE..................................        (6,651)        (4,334)        (3,027)
                                                 --------       --------       --------
Ending reserves ...........................      $ 35,626       $ 20,134       $ 20,952
                                                 ========       ========       ========


Net of reinsurance:
Beginning reserves ........................      $ 20,134       $ 20,952       $ 26,129
Incurred losses and LAE ...................        21,109          3,516         (2,150)
Calendar year payments for losses
  and LAE..................................        (6,651)        (4,334)        (3,027)
                                                 --------       --------       --------
Ending reserves ...........................      $ 34,592       $ 20,134       $ 20,952
                                                 ========       ========       ========


(Included in such reserves are reserves for PMA Re of $2,907,000, $2,635,000 and $1,056,000 (net) at December 31, 1996, 1995 and 1994, respectively.)


     Of the total net asbestos reserves, $6.8 million, $6.7 million, and $5.4 million related to established claims reserves at December 31, 1996, 1995, and 1994, respectively, and $46.5 million, $16.7 million, and $2.8 million related to incurred but not reported losses at December 31, 1996, 1995, and 1994, rspectively. Of the total net environmental reserves, $12.5 million, $10.3 million, and $13.7 million related to established claims reserves at December 31, 1996, 1995, and 1994, respectively, and $22.1 million, $9.8 million, and $7.3 million related to incurred but not reported losses at December 31, 1996, 1995, and 1994, respectively. All incurred asbestos and environmental losses were for accident years 1986 and prior.



     Management believes that its reserves for asbestos and environmental claims are appropriately established based upon known facts, existing case law, and generally accepted actuarial methodologies. However, due to changing interpretations by courts involving coverage issues, the potential for changes in federal and state standards for clean-up and liability and other factors, the ultimate exposure to the Property and Casualty Group for these claims may vary significantly from the amounts currently recorded, resulting in a potential adjustment in the claims reserves recorded. Additionally, issues involving policy provisions, allocation of liability among participating insurers, proof of coverage, and other factors make quantification of liabilities exceptionally difficult and subject to adjustment based upon newly available data. See Note 3 to the Consolidated Financial Statements for additional detail on asbestos and environmental loss reserves.


     In 1996, other commercial lines experienced reserve strengthening of $21.0 million, as compared to a reserve release of $11.6 million in 1995. The reserve strengthening was principally due to a reestimation of LAE associated with general liability claims. Through 1991, the Property and Casualty Group's mix of general liability insurance policies were weighted towards the manufacturing classes of business. Subsequent to 1991, the Property and Casualty Group's mix of business became more heavily weighted towards the construction and contracting classes of business. These particular classes of business have experienced losses due to construction defects and similar matters, that have taken longer to emerge than the classes of business previously written by the Property and Casualty Group. Defense costs associated with these claims have also exceeded the original estimate of the Property and Casualty Group's management, which was based on the patterns of indemnification payments associated with the earlier classes of business written. When this issue was discovered, the Property and Casualty Group factored the increased defense costs and the emergence pattern in determining a more appropriate reserve amount for loss handling costs. The release of reserves in 1995 was primarily due to favorable loss experience in commercial automobile business.

     In addition to loss and LAE reserve adverse development, the 1996 calendar year loss ratio was impacted by a net $15.1 million accretion of discount on workers' compensation loss reserves. In 1995, losses and LAE incurred were impacted by a $35.0 million reduction of unpaid losses and LAE related to changing the rate at which workers' compensation unpaid losses are discounted for both SAP and GAAP. The Property and Casualty Group's Pennsylvania-domiciled insurance subsidiaries increased such discount rate from 4.0% to 5.0% in 1995, which was permitted and approved by the Pennsylvania Insurance Department. Loss reserves on other lines of business as well as LAE reserves for all lines of business are not discounted. As premium volume has been reduced in recent years, the accretion of the discount has had a more significant impact on the calendar year loss ratios recorded, as there is a lower premium base over which to spread the effect of the accretion.

     The 1996 expense ratio was adversely impacted by several factors that occurred in 1996. There was a $22.5 million increase in write-downs and valuation adjustments for the Property and Casualty Group, including:


                          (dollar amounts in millions)

Accrual of costs for voluntary early retirement program.......................   $   7.6
Change in depreciable lives for computer equipment............................       4.8
Premium balances written off and increase in allowance for doubtful
  accounts (excluding $5.0 million of retrospective premium write-offs).......      10.1
                                                                                  ------
                                                                                  $ 22.5
                                                                                  ======


     In connection with a plan to reduce its overall level of indirect underwriting expenses in 1997 and beyond, the Property and Casualty Group initiated a Voluntary Early Retirement Program ("VERIP") in December 1996. Eligibility to participate in the VERIP was contingent upon the employees' ages and years of service with the Company. Of the 84 employees eligible to participate in the VERIP, 49 employees opted to participate. The accrual at December 31, 1996 is primarily comprised of additional pension and medical accruals and severance pay in connection with the VERIP.

     The Property and Casualty Group also reassessed its estimate of useful lives for its mainframe computer equipment, and changed the depreciable lives of such assets from five years to three years. The effect of this adjustment was to increase 1996 depreciation expense by $4.8 million.

     As part of its ongoing review of premium balances due from agents and insureds, the Property and Casualty Group wrote off, and reserved for, $17.5 million in premium balances receivable in 1996, an increase of $15.1 million as compared to 1995. The increase in this write-off is mainly due to a change in the collection assumptions on accounts that have been referred to attorneys.

     As a result of the aforementioned charges, the GAAP expense ratio increased by 8.4 points in 1996 as compared to 1995. The GAAP expense ratio also increased by 2.6 points due to the increase in sales of alternative market products, which have much lower, if any, net premium, and due to loss-based assessments, which do not vary with earned premium. The other 8.5 points increase in the GAAP expense ratio is primarily due to operating expenses not decreasing commensurately with the decrease in net premiums earned.

     The GAAP expense ratios remained fairly stable between 1995 and 1994; the expense ratios recorded were 32.1% and 32.0% in 1995 and 1994, respectively. While total expenses decreased from 1994 to 1995, the decrease in premium volume more than offset the expense reduction. In addition, the change in the mix of business toward alternative market products and self-insured services, which have much lower, if any, net premium caused expenses to represent a larger proportion of net premiums earned.

     The policyholder dividend ratios were 6.1%, 4.8% and 4.6% for the years ended December 31, 1996, 1995 and 1994, respectively. The ratios have increased over the three-year-period, mainly because of sliding-scale dividend plans. Under such plans, the insured receives a dividend based upon the collective loss experience of the plan. As the loss experience of the most recent three underwriting years has improved relative to the years prior to this period, the Property and Casualty Group has incurred higher policyholder dividends.

     Net Investment Income

     Net investment income decreased 10.6% and 4.6% in 1996 and 1995, respectively. The reductions were attributable mainly to lower average investment balances, resulting from the pay-down of loss reserves from prior accident years and decreasing premium volume. In addition, the planned acceleration of paid losses in 1997 associated with the Property and Casualty Group's commutation strategy has caused the overall maturity of the investment portfolio to decrease, resulting in a lower average interest rate for invested assets at the end of 1996 related to 1995. The aforementioned commutation strategy is expected to lower investment income in 1997 related to 1996, as average invested asset balances are expected to be in lower in 1997.

     Comparison of SAP and GAAP Results

     The results presented under SAP are those of the Pooled Companies. Prior to December 31, 1996, the Pooled Companies were comprised of four domestic insurance companies: Pennsylvania Manufacturers' Association Insurance Company; Manufacturers Alliance Insurance Company; Pennsylvania Manufacturers Indemnity Company; and MASCCO. Effective December 31, 1996, MASCCO was removed from the pooling arrangement. As part of a plan to reduce the amount of indemnity reserves from accident years 1991 and prior in the Pooled Companies, certain workers' compensation reserves were transferred to MASCCO.

     The results of the Company's foreign insurance subsidiaries are not included in the SAP results. The Company's foreign insurance subsidiaries include: Pennsylvania Manufacturers International Insurance Limited ("PMII"), a Bermuda subsidiary engaged in reinsuring alternative market products offered by the Pooled Companies, Chestnut and PMA Cayman. Up to December 31, 1996, Chestnut primarily reinsured certain obligations of the Pooled Companies. At December 31, 1996, Chestnut transferred the assets and liabilities associated with such reinsurance arrangements to PMA Cayman. Under such intercompany reinsurance arrangements, PMII and PMA Cayman, in 1996, and PMII and Chestnut, in 1995 and 1994, assumed from the Pooled Companies the following amounts:

                          (dollar amounts in millions)

                                                1996        1995        1994
                                                ----        ----        ----
Premiums earned.............................  $ 40.9      $ 26.9      $ 19.8
Losses incurred.............................   120.9        71.7        33.1
Commissions.................................      --         1.7         0.9


         In addition to the above, the GAAP results for the Property and Casualty Group include the results of other entities within the Property and Casualty Group, but excluded from the aforementioned pooling agreement, including PMA Life Insurance Company and other affiliated non-insurance companies utilized in providing certain products and services to the Property and Casualty Group's clients. The exclusion of such entities tends to decrease the SAP combined ratio relative to the GAAP combined ratio.

         PMA Re Results of Operations

         In 1996, PMA Re accounted for 35.6% of the Company's operating revenues. Summarized financial results of this segment are as follows:

                          (dollar amounts in thousands)


                                                       1996            1995              1994
                                                     --------        --------         ---------
Net premiums written..............................   $164,053        $152,760          $113,351
                                                     ========        ========          ========
Net premiums earned...............................   $151,974        $139,345          $105,410
Net investment income.............................     48,676          45,166            42,068
                                                     --------        --------         ---------
Operating revenues................................    200,650         184,511           147,478
                                                     --------        --------         ---------
Losses and LAE incurred...........................    111,937         103,947            78,750
Acquisition and operating expenses................     45,930          41,121            35,025
                                                     --------        --------         ---------
Total losses and expenses.........................    157,867         145,068           113,775
                                                     --------        --------         ---------
Pre-tax operating income..........................   $ 42,783        $ 39,443          $ 33,703
                                                     ========        ========          ========
GAAP loss ratio...................................       73.7%           74.6%             74.7%
GAAP combined ratio...............................      103.9%          104.1%            108.0%
SAP loss ratio....................................       73.7%           74.6%             74.7%
SAP combined ratio................................      104.4%          105.5%            108.2%


     Premium Revenues

     In 1996 and 1995, net premiums written increased 7.4% and 34.8%, respectively. In 1996, the increase was primarily the result of increased participation on reinsurance treaties with existing clients and writing of additional layers and programs with current clients. To a lesser extent, new ceding clients have also contributed to PMA Re's growth during 1996. Such increases were partially offset by premium reductions resulting from the current trend of larger ceding companies increasing their retentions.

     The increase in 1995 was attributable to an increase in the demand for reinsurance as well as increased participation on reinsurance treaties with existing clients. The increased demand was due to several industry trends such as the growth of regional and niche companies that have greater needs for reinsurance and strong growth in certain primary industry segments in which PMA Re specializes, such as excess and surplus lines.

     The following table indicates PMA Re's gross and net premiums written by major category of business:

                          (dollar amounts in thousands)


                                                                                                   1996            1995
                                                  1996             1995            1994           Change          Change
                                                --------         --------        --------         ------           -----
Gross Premiums Written:
Casualty lines..........................        $143,991         $128,736        $107,000         11.9%             20.3%
Property lines..........................          63,325           63,693          36,592         (0.6)%            74.1%
Other lines.............................             842              (63)            838           --              ----
                                                --------         --------        --------         ----              ----
Total...................................        $208,158         $192,366        $144,430          8.2%             33.2%
                                                ========         ========        ========         ====              ====
Net Premiums Written:
Casualty lines..........................        $122,008         $107,383         $88,585         13.6%             21.2%
Property lines..........................          41,240           45,440          23,929         (9.2)%            89.9%
Other lines.............................             805              (63)            837           --                --
                                                --------         --------        --------         ----              ----
Total...................................        $164,053         $152,760        $113,351          7.4%             34.8%
                                                ========         ========        ========         ====              ====


     PMA Re's net casualty premiums written increased 13.6% and 21.2% in 1996 and 1995, respectively, for a 17.4% compound annual rate. The growth in 1996 and 1995 is attributable to the expansion of several programs covering specialty business, which includes professional liability, directors' and officers' liability, and other coverages written on a surplus lines basis.

     PMA Re's property business decreased 9.2% during 1996 and increased
89.9% during 1995. The decrease in 1996 is primarily attributable to higher ceding company retentions and competitive pricing conditions in a soft reinsurance market. During 1995, PMA Re was able to increase property premiums through expansion of several property programs; these programs encompassed such lines as auto physical damage, inland marine, and certain specialty property coverages written on a surplus line basis. The programs written by PMA Re contain per occurrence limits and/or are not considered significantly catastrophe exposed, either because of the locations of the insured values or the nature of the underlying properties insured.

     In November 1995, PMA Re commenced writing facultative reinsurance. During 1996, this new line of business contributed 1% to total net premiums written. It is anticipated that the facultative operations will be a source of premium growth for future years.

     Net premiums earned increased 9.1% and 32.2% in 1996 and 1995, respectively. These increases both correspond to the increase in net premiums written.

     Losses and Expenses

     PMA Re's combined ratios have remained fairly stable from 1994 through 1996, with a slight decreasing trend. This relative stability is attributable to
(i) consistently favorable development of unpaid losses and LAE; (ii) prudent management of catastrophe exposures; and (iii) lower loss ratios offsetting generally increased acquisition costs related to writing more business with ceding commissions.

     The following table indicates the components of PMA Re's GAAP combined ratios:

                                                            1996       1995       1994
                                                           ------     ------     ------
Loss Ratio...........................................       73.7%      74.6%      74.7%
                                                           -----      -----      -----
Expense ratio:
  Amortization of deferred acquisition costs.........       24.7%      24.2%      26.3%
  Operating expenses.................................        5.5%       5.3%       7.0%
                                                           -----      -----      -----
    Total expense ratio..............................       30.2%      29.5%      33.3%
                                                           -----      -----      -----
Combined ratio-GAAP..................................      103.9%     104.1%     108.0%
                                                           =====      =====      =====

     For the past three years, PMA Re's loss ratios remained fairly stable, decreasing to 73.7% in 1996 from 74.6% and 74.7% in 1995 and 1994, respectively. Favorable development on prior years' unpaid losses and LAE was $28.6 million in 1996 and $15.0 million in both 1995 and 1994. The lower loss ratios are also largely attributable to the trends in PMA Re's mix of business toward contracts written on a pro rata basis and other contracts containing ceding commissions. Premiums for such contracts tend to be higher relative to the losses when compared to contracts that do not contain ceding commissions.

     The ratio of amortization of deferred acquisition costs to net premiums earned ("Acquisition Expense Ratio") increased 0.5 points to 24.7% in 1996. This slight increase is due to the fact that PMA Re has written more contracts with ceding commissions. For such contracts, PMA Re pays the ceding company a commission, but in return, PMA Re receives a higher proportion of the subject premium. In 1995, the Acquisition Expense Ratio decreased 2.1 points from the three-year high of 26.3% recorded in 1994. Such decrease relates primarily to the fact that, beginning in 1996, PMA Re's property retrocession program was changed to include a ceding commission, which resulted in additional $10.6 million and $7.5 million of offsets to acquisition costs in 1996 and 1995, respectively.

     In the three-year period ended December 31, 1996, PMA Re added to its operating infrastructure in the following ways: (i) added staff in response to increased volume, and to increase the level of specialized support services to customers; (ii) in November 1994, moved its headquarters into a new facility and significantly upgraded several of its data processing systems; and (iii) in 1995, added a facultative underwriting unit. In 1994, the resulting increases in operating expenses outpaced the increase in premium volume, as all of the costs associated with the move to the new facility were incurred, and a large proportion of the new support services were added. As such, the ratio of operating expenses to net premiums earned (the "Operating Expense Ratio") was 7.0%. In 1995 and 1996, the increases in premium volume, coupled with relatively flat levels of operating expenses, caused the Operating Expense Ratio to remain relatively stable.

     Net Investment Income

     Net investment income increased from $42.1 million in 1994 to $45.2 million in 1995, and from $45.2 million in 1995 to $48.7 million in 1996, increases of 7.4% and 7.8%, respectively. Such increases were primarily attributable to the overall increase in PMA Re's invested assets. At amortized cost, PMA Re's cash and invested assets increased $34.9 million, or 4.4% and $92.4 million, or 13.1% during 1996 and 1995, respectively. Additionally, the 1996 increase was also due to a decrease in holdings of tax-exempt securities for which yields tend to be lower than other investment vehicles.

     Comparison of SAP and GAAP Results

     The difference between the combined ratios presented on a GAAP basis versus the SAP combined ratios is primarily attributable to the different accounting treatment of acquisition costs. As PMA Re has grown in terms of premium volume during 1996 and 1995, PMA Re has incurred additional acquisition costs, which are deferred for GAAP. Since, for SAP purposes, PMA Re is not permitted to defer its acquisition costs, there is an incremental expense recorded on a SAP basis which is not required for GAAP.

     Corporate Operations

     The corporate segment is primarily comprised of corporate overhead and the operations of the Company's properties. In 1995 and 1994, management reviewed its property holdings, some of which the Company is presently attempting to sell or lease. In doing such review, management determined that the fair market values of the Company's former headquarters building and certain adjacent properties were less than the carrying values plus the costs to carry and sell the properties. As such, the Company recorded charges of $8.4 million and $4.9 million, in 1995 and 1994, respectively, to write down these properties to their fair market values less costs to carry and sell the properties. No such charges were recorded during 1996. In addition, certain overhead costs were reduced in 1996 as compared to 1995.

     Net Realized Investment Gains

     Net realized investment gains amounted to $3.0 million, $31.9 million, and $47.5 million in 1996, 1995, and 1994, respectively. During the three-year period ended December 31, 1996, the Company realized gains from investment sales related to the following: (i) transactions to move holdings between taxable and tax-exempt fixed maturity investments in order to maximize after-tax yields;
(ii) transactions to expand the asset classes in which the Company invests to capitalize on favorable yield spreads between such instruments and U.S. Treasury securities; (iii) sales based upon an assessment of the interest rate environment and the shape of the yield curve; and (iv) sales of equity securities, as the Company has substantially reduced its holdings of this asset class over the last three years. During 1996 and 1995, most of the investment sales activity resulted from reducing the Company's holdings of tax-advantaged securities. Based upon an assessment of the Company's position with respect to alternative minimum tax ("AMT"), the Company reduced its tax-advantaged securities positions beginning in late 1995 and throughout 1996. In 1996, these sales resulted in a net loss of $0.9 million, versus 1995 when such transactions resulted in a net gain of $12.1 million. During 1995, the declining interest rate environment gave rise to favorable sales opportunities; these opportunities were less prevalent in 1996 due to the higher interest rate environment. In early 1994, the Company realized gains of approximately $47.5 million from sales of taxable securities. The objective of such transactions was to increase the proportion of tax-advantaged securities and to shorten the duration of the investment portfolio. In addition to gains and losses arising from the sales of fixed maturity investments, sales of equity securities generated net realized gains of $3.9 million, $0.9 million, and $8.5 million in 1996, 1995, and 1994, respectively.

     Interest Expense and Income Taxes

     Interest expense decreased from $18.7 million in 1995 to $17.1 million in 1996. Such reduction relates to slightly lower average debt balances in 1996. In addition, principal payments on the Company's higher coupon senior notes (average coupon rate of amounts paid was 9.49%) were funded with drawdowns on the Company's revolving credit facility, which had an average interest rate of 6.08% in 1996. In March 1997, the Company refinanced all of its existing debt facilities with a new revolving credit arrangement, which is expected to reduce interest expense (see "Liquidity and Capital Resources" below). Interest expense increased to $18.7 million in 1995 from $13.1 million in 1994. This increase relates mainly to the fact that the Company added $25.0 million of revolving bank debt in late December 1994, which brought the total bank debt at that time to $100.0 million. In addition, the Company refinanced $100.0 million of floating rate bank debt through the issuance of $107.0 million of fixed rate senior notes. See "Liquidity and Capital Resources" below. The senior notes carried a higher fixed rate of interest (approximately 100 basis points) than the average variable rate the Company had been paying during 1994 on the revolving credit facility.

     The Company's effective tax rates were 29.3% (benefit), 30.9%, and 12.4% in 1996, 1995, and 1994, respectively. The Company recorded a net deferred tax asset of $101.6 million and $67.3 million in 1996 and 1995, respectively. The $34.3 million increase from 1995 to 1996 resulted primarily from the operating loss reported in 1996. The net deferred tax asset of $101.6 million reflects management's estimate of the amounts that the Company expects to recover in future years primarily through the utilization of net operating losses and AMT credit carryforwards. Management believes that the benefit of its net deferred tax asset will be fully realized, and, therefore, has not provided for a valuation allowance. At December 31, 1996, the Company had $153.2 million of net operating carryforwards (expiring in 2011) and $13.3 million of AMT credit carryforwards (which do not expire). The increase in the effective tax rate in 1995 versus 1994 relates primarily to three factors. First, in 1995, management determined that, for AMT purposes, the Company did not require as much tax-exempt income as was projected; therefore, the Company reduced its exposure to tax-advantaged securities throughout the year. For GAAP purposes, such portfolio adjustments generally increase the effective tax rate, even though there were economic advantages associated with the transactions. In terms of the targeted amount of tax-exempt investments, management assesses the optimal level of tax-exempt interest, with such assessment based upon: (i) the Company's tax position in terms of the margin between regular federal taxes and AMT and (ii) the relative attractiveness of tax-advantaged securities versus other investment vehicles. Second, the effective tax rate in 1995 was impacted by the fact that net realized investment gains were a larger proportion of income than in 1994. Third, the Company's effective tax rate increased in 1995 due to losses of a foreign reinsurance affiliate utilized in the Property and Casualty Group's operations.

     Liquidity and Capital Resources

     Liquidity

     Liquidity is a measure of an entity's ability to secure enough cash to meet its contractual obligations and operating needs. At the holding company level, the Company requires cash to pay debt obligations and dividends to shareholders, to pay taxes to the Federal government, as well as to capitalize subsidiaries from time to time. PMC's primary sources of liquidity are dividends from subsidiaries, net tax payments received from subsidiaries and borrowings.

     The Company paid interest of $16.6 million, $15.1 million and $12.9 million in 1996, 1995 and 1994, respectively. In addition, the Company made scheduled debt repayments of $25.1 million, $125.1 million and $15.9 million in 1996, 1995 and 1994 respectively, and paid dividends to shareholders of $7.9 million in 1996 and 1995 and $5.9 million in 1994. PMC also made cash capital contributions to its subsidiaries totaling $50.0 million, $61.0 million and $17.1 million in 1996, 1995 and 1994, respectively. In 1995, PMC also utilized cash to settle intercompany balances with its domestic insurance subsidiaries.

     Dividends from subsidiaries were $53.6 million, $103.2 million and $34.0 million in 1996, 1995 and 1994, respectively. Net tax cash flows were $12.0 million, $11.4 million and $11.9 million in 1996, 1995 and 1994, respectively.

     In addition to dividends and tax payments from subsidiaries, the Company utilized the following sources to generate liquidity for the above needs. During 1996, the Company financed scheduled repayments on its senior note facilities of $25.0 million through drawdowns on its revolving credit facility. In 1995, the Company converted its expiring revolving credit agreement into a more permanent form of financing by issuing $107.0 million of 7.62% privately placed senior notes. Additionally, the Company funded the scheduled debt repayments on its existing senior notes by drawing down $18.0 million on a new $50.0 million revolving credit agreement with a banking syndicate. At December 31, 1996, the Company had $6.0 million available on such revolving credit agreement. In March 1997, management refinanced all of its existing credit agreements not otherwise expiring in 1997 through a new revolving credit facility (the "New Credit Facility"). See "Capital Resources" below for further discussion.

     The Company's domestic insurance subsidiaries' ability to pay dividends to the holding company is limited by the insurance laws and regulations of Pennsylvania. Under such laws and regulations, dividends may not be paid without prior approval of the Commissioner in excess of the greater of (i) 10% of surplus as regards to policyholders as of the end of the preceding year or (ii) statutory net income for the preceding year.

     Under this standard, the Pooled Companies and PMA Re can pay an aggregate of $51.9 million of dividends without the prior approval of the Commissioner during 1997. Under its plan of operation filed with the Pennsylvania Insurance Department, MASCCO must maintain a ratio of unpaid losses and loss adjustment expenses to surplus of no more than eight to one; as of December 31, 1996, MASCCO was in compliance with such requirement. In addition, certain covenants within the Company's debt agreements in effect at December 31, 1996 require the Company's insurance subsidiaries to maintain combined statutory capital and surplus of $375.0 million. The New Credit Facility requires the Company's insurance subsidiaries to maintain combined statutory capital and surplus of $450.0 million. At December 31, 1996, the Company's insurance subsidiaries had combined statutory capital and surplus of $535.7 million. Additionally, the New Credit Facility requires the domestic insurance subsidiaries of the Property and Casualty Group to maintain an adjusted surplus to authorized control level ratio (as calculated under risk based capital rules) of not less than 200%, and requires PMA Re to maintain such ratio at 300%. At December 31, 1996, the ratios of the domestic insurance subsidiaries of the Property and Casualty Group ranged from 230% to 210%, and PMA Re's ratio was 380%.

     PMC's dividends to shareholders are restricted by its debt agreements. Based upon the terms of the New Credit Facility, on a pro forma basis under the most restrictive debt covenant, PMC would be able to pay dividends of approximately $11.0 million in 1997. See "Capital Resources" for further discussion.

     Management believes that the Company's sources of funds will provide sufficient liquidity to meet short-term and long-term obligations.

     Investments

     The Company's investment policy objectives are to (i) seek competitive after-tax income and total return, (ii) maintain very high grade asset quality and marketability on all investments, (iii) maintain maturity distribution commensurate with the Company's business objectives, (iv) provide portfolio flexibility for changing business and investment climates and (v) provide liquidity to meet operating objectives. The Company has established strategies, asset quality standards, asset allocations and other relevant criteria for its fixed maturity and equity portfolios. In addition, maturities are structured after projecting liability cash flows with sophisticated actuarial models. The Company also does not invest in various types of investments, including speculative derivatives. The Company's portfolio does not contain any significant concentrations in single issuers (other than U.S. treasury obligations), industry segments or geographic regions.

     The Company's Board of Directors is responsible for the Company's investments and investment policy objectives. The Company retains outside investment advisers to provide investment advice and guidance, supervise the Company's portfolio and arrange securities transactions through brokers and dealers. The Company's Executive and Finance Committees of the Board of Directors meet periodically with the investment advisers to review the performance of the investment portfolio and to determine what actions should be taken with respect to the Company's investments. Investments by the Pooled Companies, MASCCO and PMA Re must comply with the insurance laws and regulations of the Commonwealth of Pennsylvania. The Company's capital not allocated to the Pooled Companies, MASCCO and PMA Re may be invested in securities and other investments that are not subject to such insurance laws, but nonetheless conform to the Company's investment policy.

     The following table summarizes the Company's investments by carrying value as of December 31, 1996, 1995 and 1994:

                          (dollar amounts in millions)

                                                     1996                           1995                          1994
                                           -----------------------        ------------------------      ------------------------
                                           Carrying                       Carrying                      Carrying
Investment                                   Value         Percent          Value         Percent         Value         Percent
----------                                 --------        -------        --------        -------       --------        -------
U.S. Treasury securities and
     obligations of U.S.
     Government agencies.............       $1,602.8        70.8%         $1,666.3         67.9%        $1,050.8         45.4%
Obligations of states and
     political subdivisions..........          76.5          3.4%            435.9         17.8%           841.8         36.4%
Corporate debt securities............         372.8         16.5%            128.8          5.2%            45.6          2.0%
Mortgage backed securities...........          74.0          3.3%               --           --            179.2          7.7%
Equity securities....................           0.3           --              10.9          0.4%            17.5          0.8%
Short-term investments...............         135.0          6.0%            214.1          8.7%           178.4          7.7%
                                           --------        -----          --------        -----         --------        -----
     Total (1).......................      $2,261.4        100.0%         $2,456.0        100.0%        $2,313.3        100.0%
                                           ========        =====          ========        =====         ========        =====

------------------

(1) As of December 31, 1996, the market value of the Company's total investments was $2,261.4 million.

         The following table indicates the composition of the Company's fixed maturities portfolio at carrying value, excluding short-term investments by rating as of December 31, 1996, 1995 and 1994:

                                           (dollar amounts in millions)

                                                     1996                           1995                          1994
                                           -----------------------        ------------------------      ------------------------
                                           Carrying                       Carrying                      Carrying

Ratings (1)                                  Value         Percent          Value         Percent         Value         Percent
-----------                                --------        -------        --------        -------       --------        -------

U.S. Treasury securities
      and AAA........................      $1,882.4         88.5%         $2,025.5         90.8%        $1,749.2         82.6%
AA...................................          95.8          4.5%            174.1          7.8%           329.3         15.6%
A....................................         147.9          7.0%             31.4          1.4%            38.9          1.8%
                                           --------        ------         --------        ------        --------        ------
     Total...........................      $2,126.1        100.0%         $2,231.0        100.0%        $2,117.4        100.0%
                                           ========        ======         ========        ======        ========        ======

-------------------------
(1) Ratings as assigned by Standard and Poor's. Such ratings are generally assigned at the issuance of the securities, subject to revision on the basis of ongoing evaluations. Ratings in the table are as of December 31 of the years indicated.

     The following table sets forth scheduled maturities for the Company's investments in fixed maturities, excluding short-term investments, based on stated maturity dates as of December 31, 1996. Expected maturities will differ from contractual maturities because the issuers may have the right to call or prepay obligations with or without call or prepayment penalties:

                          (dollar amounts in millions)

                                                Carrying Value        Percent
                                                --------------        -------
1 year or less...............................     $  110.8              5.2%
Over 1 year through 5 years..................        525.5             24.7%
Over 5 years through 10 years................        661.2             31.1%
Over 10 years................................        754.6             35.5%
Mortgage backed securities...................         74.0              3.5%
                                                  --------            ------
     Total...................................     $2,126.1            100.0%
                                                  ========            ======

     The following table reflects the Company's investment results for each year in the three-year period ended December 31, 1996:

                          (dollar amounts in millions)

                                                     1996           1995            1994
                                                   --------       --------        --------
Average invested assets (1).................       $2,366.8       $2,395.8        $2,350.9
Net investment income (2)...................       $  133.9       $  139.4        $  138.7
Net effective yield (3).....................           5.66%          5.82%           5.90%
Net realized investment gains...............       $    3.0       $  31.9         $   47.5

----------------------
(1) Average of beginning and ending amounts of cash and investments for the period at carrying value.
(2)   After investment expenses, excluding net realized investment gains.
(3) Net investment income for the period divided by average invested assets for the same period.

     As of December 31, 1996, the duration of the Company's investments was approximately 5.6 years and the duration of its liabilities was approximately
4.9 years.

     Capital Resources

     The Company's total assets decreased to $3,117.5 million at December 31, 1996 from $3,258.6 million at December 31, 1995. Total investments decreased $194.6 million to $2,261.4 million at December 31, 1996. The decrease in investments is primarily attributable to the Property and Casualty Group's pay-down of loss reserves from prior accident years. All other assets increased $53.5 million in 1996, mainly due to a $34.3 million increase in the deferred tax asset and an increase of $37.5 million in other assets, offset by decreases in investment income due and accrued of $5.2 million, uncollected premiums of $4.7 million, and reinsurance receivables of $6.7 million.

     Upon adoption of Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities," in 1994, the Company designated securities with a fair value of $1,420.6 million as available for sale. Accordingly, in 1994, the Company recorded a credit to equity of $45.3 million (net of tax effect of $24.4 million) representing the cumulative effect of the adoption of SFAS No. 115 related to the net unrealized gain position of fixed maturity securities available for sale at January 1, 1994. The Company does not actively trade its securities, and, therefore, none of the portfolio was classified as trading securities. In 1995, the Company re-evaluated the classifications of its investments. As a result, effective June 30, 1995, the Company reclassified its entire held to maturity portfolio to available for sale. This reclassification resulted in a $1,238.1 million increase in available for sale securities and a $2.4 million unrealized loss.

     During 1996, interest rates increased substantially. The effect of this increase in interest rates was to decrease the fair value of the Company's portfolio. Overall, the portfolio experienced a net unrealized loss of $65.2 million in 1996, as the fair value of the portfolio as of December 31, 1996 was lower than its amortized cost by $38.3 million; at December 31, 1995 the fair value of the portfolio was higher than its amortized cost by $26.9 million. As a result, the Company recorded a total charge of $42.4 million (net of tax effect of $22.8 million) to shareholders' equity in 1996. In 1995, the decrease in interest rates caused the fair value of the Company's available for sale portfolio to increase by $182.7 million, resulting in a credit to shareholders' equity of $67.0 million (net of tax effect of $36.1 million). The difference between amortized cost and fair value for available for sale securities decreased shareholders' equity by $24.9 million (net of tax effect of $13.4 million) at December 31, 1996 and increased shareholders' equity by $17.5 million (net of tax effect of $9.4 million) at December 31, 1995.

     The Company's deferred income tax asset increased to $101.6 million at December 31, 1996 from $67.3 million at December 31, 1995. The primary reasons for such increase relate to net operating losses resulting from the Property and Casualty Group's reserve strengthening and the tax effect of the unrealized loss on investments available for sale. Under SFAS No. 109, a valuation allowance should be provided to offset the effects of a deferred tax asset if management believes that it is more likely than not that the benefit of a deferred tax item will not be realized. Management believes that the benefit of its deferred tax asset will be fully realized, and therefore has not provided for a valuation allowance. The increase in other assets is mainly attributable to $18.3 million in Federal taxes receivable relating to net operating loss carrybacks. Such increase was partially offset by reductions in uncollected premiums and reinsurance receivables of $4.7 million and $6.7 million, respectively, mainly attributable to lower volume for the Property and Casualty Group.

     Unpaid losses and loss adjustment expenses increased $21.1 million to $2,091.1 million at December 31, 1996. This increase reflects the Property and Casualty Group's reserve strengthening charge of $191.4 million, offset by favorable reserve development at PMA Re and loss payments on prior accident years.

     Estimating future claims costs is necessarily a complex and judgmental process inasmuch as reserve amounts are based on management's informed estimates and judgments using data currently available. As such, management reviews a variety of information, and uses a number of actuarial methods applied to historical claims data, which often produces a range of possible results. As additional experience and other data are reviewed, these estimates and judgments are revised, at which point reserves may be increased or decreased accordingly. Such increases or decreases are reflected in operating results for the time period in which the adjustments are made. While the estimate for unpaid losses and loss adjustment expenses is subject to many uncertainties, management believes that it has made adequate provision for its claims liabilities. However, if actual losses exceed the amounts recorded in the financial statement, the Company's financial condition and results of operations could be adversely affected.


     At December 31, 1996, the Company's loss reserves were stated net of $75.0 million of salvage and subrogation, of which $65.8 million related to the Property and Casualty Group allocable to the following lines of business: workers' compensation, $61.9 million; commercial automobile, $1.4 million; commercial multi-peril, $1.0 million, and all other lines, $1.5 million; the anticipated salvage and subrogation was $9.2 million for PMA Re. Incurred salvage and subrogation reduced (increased) losses and LAE by ($0.6) million, $9.5 million and $(3.9) million in 1996, 1995 and 1994, respectively. The Company's policy with respect to estimating the amounts and realizability of salvage and subrogation is to develop accident year schedules of historic paid salvage and subrogation by line of business, which are then projected to an ultimate basis using typical actuarial projection techniques. The anticipated salvage and subrogation is the estimated ultimate salvage and subrogation less any amounts received by the Company. The realizability of anticipated salvage and subrogation is reflected in the historical data that is used to complete the projection, as historic paid data implicitly considers realization and collectibility.



     The Company actively manages its exposure to catastrophic events. In the underwriting process, the Company generally avoids the accumulation of insurable values in catastrophe prone regions. Also, in writing property reinsurance coverages, PMA Re typically requires per occurrence loss limitations for contracts that could have catastrophe exposure. Through per risk reinsurance, the Company also manages its net retention in each exposure. In addition, PMA Re maintains retrocessional protection of $46.0 million excess of $2.0 million per occurrence, and the Property and Casualty Group maintains catastrophe reinsurance protection of $15.0 million excess of $850,000. As a result, the Company's loss ratios have not been significantly impacted by catastrophes, and management believes that the Company has adequate reinsurance to protect against the estimated probable maximum gross loss from a catastrophic event.


     The Company also maintains reinsurance and retrocessional protection for other lines of business at December 31, 1996, as follows:


                                                                          Retention             Limits
                                                                      ----------------     ----------------
The Property and Casualty Group:
         Per Occurrence:
           Workers' compensation..................................    $ 1.5 million        $ 103.5 million
           Other casualty lines...................................      0.5 million (1)       49.5 million
           Auto physical damage...................................      0.5 million            2.0 million
         Per Risk:
           Property...............................................      0.5 million (2)       19.5 million
PMA Re:
         Per Occurrence:
           Casualty lines.........................................      2.5 million (3)       12.5 million
           Workers' compensation..................................      2.0 million           53.0 million
         Per Risk:
           Property...............................................      0.5 million            1.5 million
           Casualty...............................................      1.0 million (3)        4.0 million

------------------

(1) Effective January 1, 1997, the retention on this program was reduced to $175,000.
(2) This coverage also provides protection of $28.5 million per occurrence over its combined net retention of $0.5 million.
(3) Effective January 1, 1997, PMA Re's casualty program was changed to $6.0 million excess of $1.5 million per risk and $12.5 million excess of $2.75 million per occurrence.

     The Company performs extensive credit reviews on its reinsurers, focusing on, among other things, financial capacity, stability, trends, and commitment to the reinsurance business. Prospective and existing reinsurers failing to meet the Company's standards are excluded from the Company's reinsurance programs. In addition, the Company requires letters of credit to support balances due from reinsurers not authorized to transact business in Pennsylvania.

     At December 31, 1996, the Company had reinsurance recoverables due from the following unaffiliated single reinsurers in excess of 3% of shareholders' equity:

                                                          Gross amount
                                                       due to the Company        A.M. Best
                                                         (in thousands)           Rating
Reinsurer                                              ------------------        ---------
---------
United States Fidelity and Guaranty Company.........     $  84,802                  A
American Re-Insurance Corporation...................     $  34,009                  A+
Kemper Reinsurance Corporation......................     $  17,421                  A
Odyssey Reinsurance.................................     $  15,614                  A-


     The Company maintained funds held to collateralize the above balances in the amount of $86.3 million at December 31, 1996. The Company believes that it would have the right to offset the funds withheld from a reinsurer against the balances due from such reinsurer in the event of insolvency.

     Funds held under reinsurance treaties increased by $13.2 million in 1996, reflecting ceded premiums paid on reinsurance and retrocessional agreements written on a funds held basis. Taxes, licenses and fees and other expenses accrued increased $9.6 million in 1996, which was primarily related to additional costs associated with the VERIP.

     Long-term debt remained essentially constant between 1996 and 1995. During 1996, the Company funded scheduled repayments on its senior notes through drawdowns on its revolving credit facility. The revolving credit facility carried a .25% charge on the undrawn balance, and interest was payable on the utilized portion at LIBOR plus .60%.

     As noted previously, management refinanced its existing credit agreements during March 1997. As of December 31, 1996, the following debt was outstanding, all of which the Company refinanced under the New Credit Facility on March 14, 1997:
                          (dollar amounts in thousands)

Senior notes 9.60%, due 2001...................................   $ 46,428
Senior notes 7.62%, due 2001, Series A.........................     71,000
Senior notes 7.62%, due 2000, Series B.........................     36,000
Revolving credit agreement, expiring in 1998...................     36,000(1)
                                                                  --------
Total..........................................................   $189,428
                                                                  ========
-----------------

(1) The Company repaid $8,000 of the revolving credit agreement subsequent to December 31, 1996.

     The early extinguishment of the senior note agreements will result in an extraordinary loss of $4.7 million ($7.3 million pre-tax) which will be recorded in the first quarter of 1997. The New Credit Facility bears interest at LIBOR plus .70% on the utilized portion, and carries a .275% facility fee on the unutilized portion. The margin over LIBOR is adjustable downward based upon future reductions in the Company's debt to capitalization ratio. As of March 14, 1997, the interest rate on the New Credit Facility was 5.70%. The final expiration of the New Credit Facility will be December 31, 2002, with level 25% reductions in availability each year beginning December 31, 1999. Management also entered into an interest rate swap agreement which will manage the impact of the potential volatility of the interest rate associated with the floating rates on the New Credit Facility. The interest rate swap covers a notional principal amount of $150.0 million and effectively converts the floating rate on such portion of the New Credit Facility to a fixed 7.24%.

         The Company has entered into one other interest rate swap agreement in its management of present interest rate exposures. This transaction effectively changed the Company's interest rate exposure on one of its fixed rate senior note agreements to a floating rate obligation as follows:


                                                   Principal Balance
Debt Agreement                                    at December 31, 1996         Fixed Rate        Floating Rate
--------------                                    --------------------         ----------        -------------
Senior note, due 1997..........................      $ 7.1 million               9.53%              5.60%

     The variable rate resets every six months. This agreement involves the exchange of interest payment obligation without the exchange of underlying principal. The differential to be paid or received is recognized as an adjustment of interest expense. In the event that a counterparty fails to meet the terms of the agreement, the Company's exposure is limited to the interest rate differential on the notional principal amount ($7.1 million). Management believes such credit risk is minimal and any loss would not be significant.

     Shareholders' equity decreased to $425.8 million at December 31, 1996 from $609.7 million at December 31, 1995. This decrease is primarily due to the net loss of $135.3 million, unrealized losses on investments available for sale of $42.4 million, and dividends declared of $7.9 million.

     At December 31, 1996, the Company's capital structure consisted of $204.7 million of long-term debt and $425.8 million of shareholders' equity. The Company utilizes long-term debt in its capital structure to fund internal expansion through capital contributions to subsidiaries, to pursue investment opportunities, and to refinance existing debt. Due to the inherent risks associated with the insurance industry, management strives to maintain a relatively conservative capital structure. Management believes that a certain amount of debt is necessary in order to enhance returns on shareholders' equity; however, the level of debt must be appropriate in terms of the availability of dividends from subsidiaries, operating income, and the overall capital structure. In determining the appropriate level of long-term debt, management focuses on the following statistics: statutory dividends to interest expense,
(loss) earnings before interest and taxes to interest expense, pre-tax operating
(loss) income before interest to interest expenses, and debt to capitalization ratio. The following table indicates the Company's status with respect to these statistics:


                                                                    1996           1995          1994
                                                                    ----           ----          ----
Statutory dividends to interest expense (times)................      3.1            3.8           2.6
(Loss) earnings before interest and taxes to
        interest expense (times)...............................    (11.2)           2.9           6.0
Pre-tax operating (loss) income before interest to
        interest expenses (times)..............................    (11.4)           1.2           2.4
Debt to total capitalization (excluding SFAS No. 115
        adjustment)............................................     31.2%          25.6%         26.2%

     Presently, management believes that the existing capital structure is appropriate for the Company. In addition, the impact of the New Credit Facility is not expected to change such conclusion. However, management continually monitors the capital structure in light of developments in the business, and the present assessment could change as management becomes aware of new opportunities and challenges in the Company's business.

     Regulation

     NAIC has adopted risk-based capital ("RBC") requirements for property/casualty insurance companies to evaluate the adequacy of statutory capital and surplus in relation to investment and insurance risks such as asset quality, asset and liability matching, loss reserve adequacy and other business factors.

     Under RBC requirements, regulatory compliance is determined by the ratio of a Company's total adjusted capital, as defined by the NAIC, to its authorized control level, also as defined by the NAIC. Companies below prescribed trigger points in terms of such ratio are classified as follows:

                       Company action level.............  200%
                       Regulatory action level..........  150%
                       Authorized control level.........  100%
                       Mandatory control level..........   70%

     PMA Re and each of the Pooled Companies had ratios in excess of 200% as of December 31, 1996. As a result of the Property and Casualty Group's 1996 loss reserve strengthening (see "Loss Reserves" above), the ratios for the individual Pooled Companies range from 230% to 210%. PMA Re's ratio was 380% at December 31, 1996.

     RBC requirements for property/casualty insurance companies allow a discount for workers' compensation reserves to be included in the adjusted surplus calculation. However, the calculation for RBC requires the phase-out of non-tabular reserve discounts previously taken for workers' compensation reserves. The discount phase-out has increased by 20% in each year since 1994, ultimately phasing out 100% of such discount by 1998. As a result, this phase-out negatively impacts the RBC ratios of companies which write workers' compensation insurance and discount such reserves on a non-tabular basis relative to companies which write other types of property/casualty insurance. Management believes that it will be able to maintain the Pooled Companies' RBC in excess of regulatory requirements through prudent underwriting and claims handling, investing and capital management. However, no assurances can be given that developments affecting the Property and Casualty Group will not occur, many of which could be outside of management's control, including but not limited to changes in the regulatory environment, economic conditions and competitive conditions in the jurisdictions in which the Property and Casualty Group writes business, will cause the Pooled Companies' RBC to fall below required levels resulting in a corresponding regulatory response.


     In addition, the NAIC has developed a series of twelve ratios (the "IRIS ratios") designed to further assist regulators in assessing the financial condition of insurers. These ratio results are computed annually and reported to the NAIC and the insurer's state of domicile. In 1996, each of the Pooled Companies reported unusual values in three ratios relating to reserve development and two ratios relating to historical profitability, directly as a result of the reserve strengthening and asset valuations that occurred in 1996. MASCCO reported unusual values in three historical profitability ratios, directly as a result of a large intercompany reinsurance transaction that occurred at year end 1996.


     Three and Six Months Ended June 30, 1997 Compared to Three and Six Months Ended June 30, 1996

     The table below presents the major components of net income for the three and six months ended June 30, 1997, and June 30, 1996, respectively:

              (dollar amounts in thousands, except per share data)

                                                             Three Months Ended        Six Months Ended
                                                                   June 30,                  June 30,
                                                           ----------------------     --------------------
                                                              1997         1996          1997        1996
                                                           --------     ---------     ---------    -------
Pre-tax operating (loss) income .......................    $ (4,018)    $   2,389     $   4,551    $ 9,647
Net realized investment losses.........................        (680)       (1,412)       (1,931)      (469)
                                                           --------     ---------      --------    -------
(Loss) income before income taxes and
  extraordinary item...................................      (4,698)          977         2,620      9,178
(Benefit) provision for income taxes...................      (5,218)         (139)       (2,657)     2,433
                                                           --------     ---------      --------    -------
Income before extraordinary item.......................         520         1,116         5,277      6,745
Extraordinary item, net of related taxes...............          --            --        (4,734)        --
                                                           --------     ---------      --------    -------
Net income.............................................    $    520     $   1,116       $   543    $ 6,745
                                                           ========     =========       =======    =======
Per Share Data:
Income before extraordinary item.......................    $   0.02     $    0.05       $  0.21    $  0.27
Extraordinary item.....................................          --            --         (0.19)        --
                                                           --------     ---------      --------    -------
Net income.............................................    $   0.02     $    0.05       $  0.02    $  0.27
                                                           ========     =========       =======    =======




     The following table indicates the Company's pre-tax operating income (loss) by principal business segment for the three and six months ended June 30, 1997, and June 30, 1996, respectively:



                          (dollar amounts in thousands)

                                                                         Three Months Ended           Six Months Ended
                                                                               June 30,                    June 30,
                                                                      -----------------------      -----------------------
                                                                         1997           1996         1997           1996
                                                                      --------       --------      --------       --------

The Property and Casualty Group ................................      $ (8,703)      $ (2,545)     $ (8,412)      $  1,166
PMA Re .........................................................         9,274          9,479        22,094         18,537
Corporate operations ...........................................          (701)          (187)         (909)        (1,226)
                                                                      --------       --------      --------       --------
Pre-tax operating (loss) income before interest expense .......           (130)         6,747        12,773         18,477
Interest expense ...............................................         3,888          4,358         8,222          8,830
                                                                      --------       --------      --------       --------
Pre-tax operating (loss) income ................................      $ (4,018)      $  2,389      $  4,551       $  9,647
                                                                      ========       ========      ========       ========



     On a consolidated basis, the Company reported pre-tax operating income of $4.6 million for the six months ended June 30, 1997, compared to $9.6 million for the six months ended June 30, 1996, a decrease of 52.8%. For the three months ended June 30, 1997, the Company reported a pre-tax operating loss of $4.0 million in comparison to pre-tax operating income of $2.4 million for the three months ended June 30, 1996. The decreases in pre-tax operating income for the three and six month periods ended June 30, 1997, in comparison to same periods in 1996 are due primarily to higher than anticipated operating costs related to the Property and Casualty Group's operations in 1997, partially offset by the increased operating income generated by PMA Re for the six months ended June 30, 1997.

     Interest expense decreased $470,000 and $608,000 for the three and six months ended June 30, 1997, respectively, compared to same periods in 1996. These decreases are due to the refinancing of the Company's debt with the New Credit Facility. See "Liquidity and Capital Resources" below.

     Net income on a consolidated basis, before extraordinary items, was $5.3 million, or $0.21 per share, for the six months ended June 30, 1997, compared to net income of $6.7 million, or $0.27 per share, for the six months ended June 30, 1996. On March 14, 1997, the Company refinanced substantially all of its outstanding credit agreements not already maturing in 1997 with the New Credit Facility. See "Liquidity and Capital Resources" below. In connection with this refinancing, the Company recognized an extraordinary loss from the early extinguishment of debt of $4.7 million, or $0.19 per share, net of tax.


     The Property and Casualty Group Results of Operations


     For the six months ended June 30, 1997, the Property and Casualty Group accounted for 62.3% of the Company's operating revenues while for the three months ended June 30, 1997, it accounted for 60.8% of the Company's operating revenues. Summarized financial results of this segment are as follows:





                                                              (dollar amounts in thousands)

                                                  Three Months Ended                Six Months Ended
                                                       June 30,                         June 30,
                                               ------------------------        -------------------------
                                                 1997            1996             1997            1996
                                               --------        --------        ---------        --------
Net premiums written:
   Workers' compensation.................      $ 38,055        $ 42,239        $  99,610        $108,959
   Commercial lines......................        23,545          21,315           52,382          45,412
                                               --------        --------        ---------        --------
        Total............................      $ 61,600        $ 63,554        $ 151,992        $154,371
                                               ========        ========        =========        ========

Net premiums earned:
   Workers' compensation.................      $ 46,898        $ 44,206        $  95,616        $ 96,964
   Commercial lines......................        21,762          22,628           41,698          46,184
                                               --------        --------        ---------        --------
        Total............................        68,660          66,834          137,314         143,148
Net investment income ...................        19,774          20,204           41,902          42,402
Service revenues ........................         2,490           2,264            5,038           4,012
                                               --------        --------        ---------        --------
Operating revenues ......................        90,924          89,302          184,254         189,562
                                               --------        --------        ---------        --------
Losses and LAE incurred .................        65,879          62,216          130,970         129,385
Acquisition and operating expenses.......        30,388          26,901           55,079          53,159
Policyholders' dividends ................         3,360           2,730            6,617           5,852
                                               --------        --------        ---------        --------
Total losses and expenses ...............        99,627          91,847          192,666         188,396
                                               --------        --------        ---------        --------
Pre-tax operating (loss) income..........      $ (8,703)       $ (2,545)       $  (8,412)       $  1,166
                                               ========        ========        =========        ========

GAAP loss ratio .........................          95.9%           93.1%            95.4%           90.4%
GAAP combined ratio .....................         145.1%          137.4%           140.3%          131.6%
SAP loss ratio ..........................          85.2%           80.1%            85.2%           82.7%
SAP combined ratio ......................         106.0%          121.1%           119.1%          119.8%




     Premium Revenues


     Direct premiums written for the Property and Casualty Group decreased $2.0 million for the three months ended June 30, 1997, but increased $6.3 million for the six months ended June 30, 1997, compared to the same periods ended June 30, 1996. Direct premiums written for Commercial Lines increased $3.7 million and $15.1 million for the three and six months ended June 30, 1997, respectively, compared to the same periods ended June 30, 1996. Direct premiums written for workers' compensation decreased $5.6 million and $8.8 million for the three and six months ended June 30, 1997, respectively, compared to the same periods ended June 30, 1996. For the three and six months ended June 30, 1997, reinsurance premiums assumed decreased $270,000 and $962,000, respectively, compared to the same periods ended June 30, 1996. Reinsurance premiums ceded decreased $270,000 and increased $7.7 million for the three and six months ended June 30, 1997, respectively, compared to the same periods ended June 30, 1996.

     For the three and six months ended June 30, 1997, net premiums written decreased $2.0 million and $2.4 million, respectively, compared to the same periods ended June 30, 1996. Earned premiums increased by $1.8 million for the three months ended June 30, 1997, and decreased by $5.8 million for the six months ended June 30, 1997, compared to the same periods ended June 30, 1996.

     The decrease in direct premiums written for workers' compensation was due primarily to rate changes in Pennsylvania, the Property and Casualty Group's principal business jurisdiction, continued changes in product mix toward alternative market products and competitive conditions. The changes in workers' compensation benefits that were promulgated under Act 57 in Pennsylvania were accompanied by a change in the basic premium rate structure for workers' compensation insurance, which lowered the rates charged to insureds by approximately 25% effective February 1997. This change in rate structure was reviewed by an independent actuarial firm on behalf of the Commonwealth of Pennsylvania in connection with the approval of rates under Act 57. In addition, the Company's actuaries reviewed the effect that the reforms would have on workers' compensation benefits paid in relation to the changes in premiums charged. It was the opinion of both groups of actuaries that the rate changes mandated by Act 57 were consistent with the changes in benefits allowed under Act 57, and the effect of the rate changes would be minimal with respect to the profitability of the business. The rate decreases resulting from these changes were partially offset by an increase in exposures underwritten by the Property and Casualty Group.

     The Property and Casualty Group has continued its marketing of alternative market workers' compensation products for larger accounts, including large-deductible policies and offshore rent-a-captive programs. Typically, the Property and Casualty Group receives a lower up-front premium for these types of alternate market product plans. However, under this type of business, the insured retains a greater share of the underwriting risk than under rate-sensitive or loss-sensitive products, which reduces the potential for unfavorable claim activity on the accounts and encourages loss control on the part of the insured. A substantial portion of related revenues are recorded as service revenues. Such service revenues increased $226,000 and $1.0 million for the three and six months ended June 30, 1997, respectively, compared to the same periods in 1996.

     Direct workers' compensation premiums written were also impacted by changes in the level of premium adjustments, primarily related to audit premiums and retrospective policies. For the three and six months ended June 30, 1997, such adjustments reduced premiums written by $700,000 and $1.7 million, respectively, while in the comparable 1996 periods, such adjustments increased premiums written by $600,000 and $2.3 million, respectively. This decrease in premium adjustments billed in 1997 compared to the same periods in 1996 is primarily due to the increase in retrospectively rated premiums returned to insureds, resulting from the favorable loss experience in more recent accident years in workers' compensation.


     For the three and six months ended June 30, 1997, the Property and Casualty Group's direct writings of Commercial Lines increased $3.7 million and $15.1 million compared to the same periods in 1996. These increases were primarily focused in the property lines of business, which accounted for $4.6 million and $12.9 million of the increases, respectively, and is primarily due to the timing of policy renewals.

     Ceded premiums increased $7.7 million for the six months ended June 30, 1997, compared to the six months ended June 30, 1996, but decreased by $270,000 in the second quarter 1997 compared to 1996. In 1997, the Property and Casualty Group entered into a new reinsurance treaty that covers substantially all commercial lines casualty business at a $175,000 per risk attachment point, compared to a $500,000 per risk attachment point in 1996. The effect of this new treaty, and the increased direct premiums written in property lines, for which the Property and Casualty Group generally purchases more reinsurance, caused ceded premiums to increase in the six months ended June 30, 1997, compared to the same period in 1996.


     For the three months ended June 30, 1997 as compared to the three months ended June 30, 1996, earned premiums increased $1.8 million due to the fluctuation in net premiums written, offset by the timing of certain new and nenewal business. For the six months ended June 30, 1997 as compared with the June 30, 1996 period, net premiums earned decreased $5.8 million, which was attributable to the decrease in net premiums written as well as the timing of the production of certain business.



     The following table reflects the components of the Property and Casualty Group's combined ratios, as computed under GAAP:



                                                        Three Months Ended       Six Months Ended
                                                              June 30,               June 30,
                                                        ------------------       ----------------
                                                         1997        1996        1997        1996
                                                        -----        ----        ----        ----
Loss ratio .....................................         95.9%       93.1%       95.4%       90.4%
                                                        -----       -----       -----       -----
Expense ratio:
      Amortization of deferred acquisition costs         21.0%       19.1%       18.4%       18.0%
      Operating expenses .......................         23.3%       21.1%       21.7%       19.1%
                                                        -----       -----       -----       -----
      Total expense ratio ......................         44.3%       40.2%       40.1%       37.1%
                                                        -----       -----       -----       -----

      Policyholders' dividends .................          4.9%        4.1%        4.8%        4.1%
                                                        -----       -----       -----       -----

      Combined ratio - GAAP ....................        145.1%      137.4%      140.3%      131.6%
                                                        =====       =====       =====       =====




(1) The combined ratio computed on a GAAP basis is equal to losses and loss adjustment expenses, plus amortization of deferred acquisition costs, plus operating expenses, plus policyholders' dividends, all divided by net premiums earned.

     The increase in the GAAP loss ratio for the three and six months ended June 30, 1997, compared to the same periods in 1996 is due primarily to the accretion of loss reserve discount in the Property and Casualty Group's run-off operations. In December 1996, the Property and Casualty Group designated two of its insurance subsidiaries as run-off companies, for the purpose of reinsuring the Pooled Companies for substantially all of the accident years 1991 and prior workers' compensation indemnity reserves and certain medical reserves. The domestic insurance subsidiary MASCCO, reinsures only established Pennsylvania indemnity claims, while the offshore insurance subsidiary, PMA Cayman, reinsures both medical and indemnity claims. The increase in accretion of discount is primarily due to the reserve strengthening that the Property and Casualty Group recorded in December 1996. Reserves recorded for prior accident years continue to be within the ranges estimated by management, and the 1997 accident year loss ratios recorded by management for its principal lines of business are generally consistent with those ratios established for accident year 1996. The lower level of increase in the second quarter of 1997 compared to the same period in 1996 is due to environmental losses incurred in the second quarter of 1996, which increased the loss ratio of such quarter.

     The Property and Casualty Group paid $17.8 million in the fourth quarter of 1996 and $60.2 million for the six months ended June 30, 1997 to commute workers' compensation indemnity claims. Savings associated with these claims were consistent with management's expectations. The savings that have been generated by the commutation program were included in management's projected 1996 loss reserves.

     The GAAP expense ratio for the three and six months ended June 30, 1997, was greater than that in the same periods in 1996 by 4.1 points and 3.0 points, respectively, due to an increase in sales of alternative market products, which have much lower, if any, premiums, and a $1.0 million charge associated with certain expense reduction initiatives. To date, operating expenses have not decreased commensurately with the decrease in net premiums earned. Management continues to review expense reduction alternatives, including work flow redesign, in an effort to decrease personnel costs.

     The policyholder dividend ratios were 4.9% and 4.1% during the three months ended June 30, 1997, and 1996, respectively, and 4.8% and 4.1% during the six months ended June 30, 1997, and 1996, respectively. The ratios increased in 1997 compared to the same periods in 1996 due primarily to sliding-scale dividend plans. Under such plans, the insured receives a dividend based upon the collective loss experience of the plan. As the loss experience, as measured by such plans, improved relative to the years prior to these periods, the Property and Casualty Group has incurred higher policyholder dividends.


     Net Investment Income


     Net investment income was $19.8 million and $41.9 million for the three and six months ended June 30, 1997, respectively, compared to $20.2 million and $42.4 million for the same periods in 1996. Net investment income remained relatively stable primarily due to higher fixed income yields and lower investment expenses, offset by lower average invested assets resulting from the pay-down of loss reserves from prior accident years and decreasing premium volume. The ongoing commutation strategy is expected to lower investment income in 1997 relative to 1996, as average invested asset balances are expected to be lower in 1997.


     PMA Re Results of Operations


     PMA Re accounted for 38.7% and 37.3% of the Company's operating revenues for the three and six months ended June 30, 1997, respectively. Summarized financial results of this segment are as follows:



                                                                 (dollar amounts in thousands)

                                                      Three Months Ended               Six Months Ended
                                                           June 30,                         June 30,
                                                    -----------------------         ------------------------
                                                     1997            1996             1997            1996
                                                    -------         -------         --------         -------
Net premiums written .......................        $36,789         $32,782         $ 96,279         $89,409
                                                    =======         =======         ========         =======
Net premiums earned ........................        $45,791         $35,393         $ 85,087         $77,016
Net investment income ......................         12,134          11,488           25,288          22,642
                                                    -------         -------         --------         -------
Operating revenues .........................         57,925          46,881          110,375          99,658
                                                    -------         -------         --------         -------
Losses and LAE incurred ....................         32,386          23,226           62,231          56,070
Acquisition and operating expenses .........         16,265          14,175           26,050          25,050
                                                    -------         -------         --------         -------
Total losses and expenses...................         48,651          37,401           88,281          81,120
                                                    -------         -------         --------         -------
Pre-tax operating income....................        $ 9,274         $ 9,480         $ 22,094         $18,538
                                                    =======         =======         ========         =======
GAAP loss ratio ............................           70.7%           65.6%            73.1%           72.8%
GAAP combined ratio ........................          106.2%          105.7%           103.7%          105.3%
SAP loss ratio .............................           70.7%           65.6%            73.1%           72.8%
SAP combined ratio .........................          105.1%          106.6%           103.5%          105.0%



     Premium Revenues


     Net premiums written increased $4.0 million and $6.9 million for the three and six months ended June 30, 1997, respectively, compared to the same periods ended June 30, 1996. The main reasons for this increase are new treaties resulting from a marketing program initiated in late 1996 which has resulted in increased participations on reinsurance treaties and new programs with existing clients. These increases were partially offset by the trend toward large ceding companies increasing their retentions, which decreases PMA Re's subject premium, and highly competitive conditions in the US reinsurance market.

     The following table indicates PMA Re's gross and net premiums written by major category of business:



                                            (dollar amounts in thousands)

                                    Three Months Ended              Six Months Ended
                                          June 30,                      June 30,
                                  ----------------------        ------------------------
                                   1997           1996            1997            1996
                                  -------        -------        --------        --------
Gross Premiums Written:
  Casualty lines .........        $32,861        $28,482        $ 83,289        $ 77,698
  Property lines .........         13,150         12,757          36,916          34,569
  Other lines ............             48             63             501             517
                                  -------        -------        --------        --------
Total ....................        $46,059        $41,302        $120,706        $112,784
                                  =======        =======        ========        ========



Net Premiums Written:
  Casualty lines .......        $25,536        $23,026        $68,286        $65,527
  Property lines .......         11,214          9,687         27,501         23,372
  Other lines ..........             39             69            492            510
                                -------        -------        -------        -------
Total ..................        $36,789        $32,782        $96,279        $89,409
                                =======        =======        =======        =======


     The majority of the growth in the net premiums written was in the property lines, which increased 15.8% and 17.7% for the three and six months ended June 30, 1997, respectively, compared to the same periods in 1996. The net increase in property lines primarily relates to additional auto programs added during 1996 and certain large agribusiness programs added during 1997. The net written casualty premiums increased 10.9% and 4.2% for the three and six months ended June 30, 1997, respectively, compared to the same periods in 1996 related mainly to additional participations on existing treaties. Net premiums earned increased 29.4% and 10.5% for the three and six months ended June 30, 1997, respectively, compared to the same periods in 1996.


     Losses and Expenses

     The following table reflects the components of PMA Re's combined ratios, as computed under GAAP:



                                                    Three Months Ended          Six Months Ended
                                                          June 30,                  June 30,
                                                   -------------------         -------------------
                                                    1997          1996          1997          1996
                                                   -----         -----         -----         -----
Loss ratio ..............................           70.7%         65.6%         73.1%         72.8%
                                                   -----         -----         -----         -----
Expense ratio:
  Amortization of deferred acquisition
    costs ...............................           27.9%         34.7%         23.8%         27.0%
  Operating expenses ....................            7.6%          5.4%          6.8%          5.5%
                                                   -----         -----         -----         -----
  Total expense ratio ...................           35.5%         40.1%         30.6%         32.5%
                                                   -----         -----         -----         -----
Combined ratio - GAAP ...................          106.2%        105.7%        103.7%        105.3%
                                                   =====         =====         =====         =====


     PMA Re's loss ratio increased 5.1 and 0.3 points for the three and six months ended June 30, 1997, respectively, compared to the same periods in 1996. The increase in the second quarter loss ratio in 1997 compared to the second quarter of 1996 relates to the fact that PMA Re recorded additional favorable development of unpaid losses and loss adjustment expenses in the second quarter of 1996 which reduced the 1996 loss ratio. For the six months ended June 30, 1997, compared to the same period in 1996, the amount of favorable development is comparable.

     The ratio of amortization of deferred acquisition costs to net premiums earned, the Acquisition Expense Ratio, decreased 6.8 points and 3.2 points for the three and six months ended June 30, 1997, respectively, compared to the same periods in 1996. The decrease in the ratio of amortization of deferred acquisition costs compared to 1996 is based on the change in the mix of business for PMA Re.

     The ratio of operating expenses to net premiums earned increased 2.2 points and 1.3 points for the three and six months ended June 30, 1997, respectively, compared to the same periods in 1996. The increases are attributable to increases in operating expenses, such as salaries and facility expenses, in connection with the addition of staff and expansion of its office facilities.

     Net Investment Income


     Net investment income increased $646,000 and $2.6 million for the three and six months ended June 30, 1997, respectively, compared to the three and six months ended June 30, 1996. The increases are attributable to two factors: (i) increases in the average invested assets, and (ii) changes in portfolio holdings. During the first half of 1997, PMA Re shifted some of its holdings from government securities to high-quality corporate securities, which generally yield higher levels of investment income.


    Corporate Operations


     The corporate segment is primarily comprised of corporate overhead and the operations of the Company's properties. For the three and six months ended June 30, 1997, corporate operations experienced operating losses of approximately $700,000 and $900,000, respectively, compared to operating losses of approximately $200,000 and $1.2 million for the three and six months ended June 30, 1996. The $300,000 decrease in the operating loss for the six months ended June 30, 1997, compared to the same period in 1996 was primarily related to increased income earned by the Company's properties during the first half of 1997 versus the comparable 1996 period, offset partially by higher than expected second quarter 1997 costs related to certain corporate properties to be disposed of during the third quarter of 1997. No material gain or loss is anticipated with the disposal of such properties.

     Net Realized Investment Losses

     The Company recorded net realized investment losses of $680,000 and $1.9 million for the three and six month periods ended June 30, 1997, compared to net realized investment losses of $1.4 million and $500,000 for the comparable 1996 periods. During the first quarter of 1997, the Company sold the remaining portion of its tax-exempt portfolio in response to changes in the Company's tax position. During the second quarter, the Company continued to reposition its portfolio to invest in taxable securities with higher yields to complement the Company's current tax position. Due to the higher interest rate environment, the majority of these sales generated realized losses. During the first half of 1996, the interest rate environment was more favorable and the Company was able to sell tax-exempt securities at realized gains, which partially offset losses on other transactions.


    Interest Expense and Income Taxes


     Interest expense decreased $470,000 and $608,000 for the three and six months ended June 30, 1997, respectively, compared to same periods in 1996. These decreases are primarily attributable to the $470,000 decrease in interest expense for the three month period ended June 30, 1997, compared to the same period ended June 30, 1996, due to the refinancing of the Company's debt under the New Credit Facility. See "Liquidity and Capital Resources" below. It is expected that interest expense will decline in subsequent quarters in 1997 due to the New Credit Facility.

     The Company's effective tax rate was 111.1% and (101.4)% for the three and six months ended June 30, 1997, respectively, compared to (14.2)% and 26.5% for the three and six months ended June 30, 1996, respectively. In 1997, the tax rate was impacted by the favorable resolution of certain tax issues in the amount of $3.6 million.

     Liquidity and Capital Resources at June 30, 1997


     Liquidity


     Liquidity is a measure of an entity's ability to secure enough cash to meet its contractual obligations and operating needs. At the holding company level, the Company requires cash to pay debt obligations and dividends to shareholders, pay taxes to the Federal government, as well as to capitalize subsidiaries from time to time. The Company's primary sources of liquidity are dividends from subsidiaries, net tax payments received from subsidiaries, and borrowings.

     The Company paid interest of $4.3 million and $12.2 million for the three and six month periods ended June 30, 1997, respectively, compared to $4.2 million and $8.4 million for the three and six month periods ended June 30, 1996, respectively. During the first three months of 1997, the Company made debt repayments of $8.0 million on the revolving credit agreement before refinancing all of its credit agreements not already maturing in 1997 with the New Credit Facility. See "Capital Resources" below. The Company paid dividends to shareholders of $2.0 million and $4.0 million for the three and six months ended June 30, 1997, and 1996, respectively.

     Dividends from subsidiaries were $4.0 million and $8.0 million for the three and six months ended June 30, 1997, compared to $4.0 million and $8.0 million for the three and six months ended June 30, 1996, respectively. Net tax cash flows from subsidiaries were $5.8 million and $8.4 million for the three and six months ended June 30, 1997, respectively, compared to $3.4 million and $5.9 million for the three and six months ended June 30, 1996, respectively.

     The Company's domestic insurance subsidiaries' abilities to pay dividends to the holding company is limited by the insurance laws and regulations of Pennsylvania. Under such laws and regulations, dividends may not be paid without prior approval of the Commissioner in excess of the greater of (i) 10% of surplus as regards to policyholders as of the end of the preceding year or (ii) statutory net income for the preceding year. Under this standard, the Pooled Companies and PMA Re can pay an aggregate of $51.9 million of dividends, including the $8.0 million already paid through June 30, 1997, without the prior approval of the Commissioner during 1997.

     PMC's dividends to shareholders are restricted by its debt agreements. Based upon the terms of the New Credit Facility, under the most restrictive debt covenant, PMC would be able to pay dividends totaling approximately $11.0 million in 1997.

     Management believes that the Company's sources of funds will provide sufficient liquidity to meet its short-term and long-term obligations.


     Capital Resources


     The Company's total assets remained stable, decreasing to $3,085.6 million at June 30, 1997, compared to $3,117.5 million at December 31, 1996. Total investments decreased $193.5 million to $2,067.8 million at June 30, 1997. This decrease is primarily attributable to the Property and Casualty Group's pay-down of loss reserves from prior accident years and an increase in the portfolio's unrealized loss due to higher interest rates. All other assets increased $161.6 million, mainly due to increases in cash of $80.6 million, uncollected premiums of $47.2 million, reinsurance receivables of $26.5 million, and other assets of $11.8 million.

     Consolidated shareholders' equity at June 30, 1997, totaled $415.1 million or $17.40 per share compared to $425.8 million or $17.86 at December 31, 1996. As a result of changes in market interest rates, the unrealized depreciation of investments, net of tax, was $32.2 million at June 30, 1997, compared to an unrealized depreciation of investments of $24.9 million at December 31, 1996, resulting in a decrease in shareholders' equity of $7.3 million or $0.31 per share.

     On March 14, 1997 the Company refinanced its existing credit agreements through the establishment of the New Credit Facility. The Company drew down $196.0 million from the New Credit Facility to pay off the following outstanding balances:


                          (dollar amounts in thousands)

           Senior notes 9.60% due 2001 .................... $ 46,428
           Senior notes 7.62% due 2001, Series A...........   71,000
           Senior notes 7.62% due 2000, Series B...........   36,000
           Revolving credit agreement, expiring 1998.......   36,000
                                                            --------
           Total........................................... $189,428
                                                            ========


     The New Credit Facility bears interest at LIBOR plus .70% on the utilized portion, and carries a .275% facility fee on the unutilized portion. The margin over LIBOR and the facility fee are adjustable downward based upon future reductions in the Company's debt to capitalization ratio. The final expiration of the New Credit Facility will be December 31, 2002, with level 25% reductions in availability each year beginning December 31, 1999. At June 30, 1997, the Company had $203.0 million outstanding under the New Credit Facility, with $32.0 million available for additional borrowings. Management also entered into an interest rate swap agreement which is intended to manage the impact of the potential volatility of the interest rate associated with the floating rates on the New Credit Facility. The interest rate swap covers a notional principal amount of $150.0 million and effectively converts the floating rate on such portion of the New Credit Facility to a fixed rate of 7.24%.

     The Company's interest rate swap agreement involves the exchange of interest payment obligation without the exchange of underlying principal. The differential to be paid or received is recognized as an adjustment of interest expense. In the event that a counterparty fails to meet the terms of the agreement, the Company's exposure is limited to the interest rate differential on the notional principal amount ($150,000,000). Management believes such credit risk is minimal and any loss would not be significant.


     New Accounting Pronouncements


     In June 1996, the Financial Accounting Standards Board issued SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." SFAS No. 125, which is effective for transfers and extinguishments occurring after December 31, 1996, provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. The Property and Casualty Group's domestic insurance subsidiaries currently participate in a transfer arrangement of certain accounts receivable. Such arrangement has been restructured as a result of the adoption of SFAS No. 125. The restructuring of such arrangement did not have a material impact on the Company's financial condition or results of operations.

     In February 1997, the Financial Accounting Standards Board issued SFAS No. 128, "Earnings Per Share," which supersedes Accounting Principles Board Opinion No. 15, "Earnings Per Share" and related interpretations. SFAS No. 128, which is effective for financial statements for both interim and annual periods ending after December 15, 1997, requires presentation of earnings per share by all entities that have issued common stock or potential common stock if those securities trade in a public market either on a stock exchange or in the over-the-counter market, including securities quoted only locally or regionally. SFAS No. 128 establishes a new calculation for earnings per share showing both basic and diluted earnings per share. Basic earnings per share will be calculated using only weighted average shares outstanding with no dilutive impact from common stock equivalents while diluted earnings per share will be calculated similar to the current fully diluted earnings per share calculation. All prior period earnings per share amounts will be restated to be consistent with the new requirements. If earnings per share had been calculated in accordance with SFAS No. 128, the basic earnings per share and diluted earnings per share for the three and six months ended June 30, 1997 would have been as follows:



                                           Three Months Ended          Six Months Ended
                                                 June 30,                   June 30,
                                           ------------------        --------------------
                                            1997         1996         1997           1996
                                           -----        -----        -----          -----
Income before extraordinary item...        $0.02        $0.05        $0.22          $0.28
Extraordinary item ................           --           --        (0.20)            --
                                           -----        -----        -----          -----
Net income ........................        $0.02        $0.05        $0.02          $0.28
                                           =====        =====        =====          =====

Item 3. Properties

     The Company's headquarters are located in a four story, 110,000 square foot building in Blue Bell, Pennsylvania. PMA Re's headquarters are located in 78,000 square feet of leased space in Mellon Bank Center, Philadelphia, Pennsylvania.

     Through various wholly owned subsidiaries, the Company also owns and occupies additional office facilities in three other locations and rents additional office space for its insurance operations in 13 other locations. The Company believes that such owned properties are suitable and adequate for its current business operations.


     The Company also owns its former headquarters at 925 Chestnut Street, Philadelphia, Pennsylvania and certain other adjacent properties. The Company has entered into an agreement to sell the 925 Chestnut Street building; such sale is expected to close in the third quarter of 1997, with no significant gain or loss anticipated. In 1995 and 1994, the Company recorded $8.4 million and $4.9 million, respectively, of expense charges to reflect the difference in the carrying values versus the fair market values plus the costs to carry and sell these properties. No such charges were incurred in 1996.


     Subsidiaries of the Company also own various real estate properties that are not used by the Company in its insurance operations but are leased to third parties. These properties are one to eight story buildings that are generally located within several blocks of the Company's former headquarters.

Item 4. Security Ownership of Certain Beneficial Owners and Management

Principal Beneficial Owners of Common Stock

     The following table sets forth, as of July 31, 1997, (i) the number of shares and percentage of the Company's Common Stock and Class A Common Stock beneficially owned by each person who is known by the Company to own beneficially more than 5% of its outstanding Common Stock or Class A Common Stock, and (ii) the percentage of the total number of votes that such persons will be entitled to cast on matters submitted to the shareholders of the
Company:

                                                                      Class A
                                      Common Stock     Percent      Common Stock     Percent
                                      Beneficially        of        Beneficially        of           Percent of
Name and Address                         Owned          Class         Owned(1)       Class(1)      Total Votes(2)
----------------                      ------------     -------      ------------     --------      --------------
PMA Foundation...................       4,561,225       30.4%        5,473,450        40.8%             29.2%
The PMA Building
380 Sentry Parkway
Blue Bell, PA  19422-2328

Royce & Associates, Inc..........             -0-                    1,189,611        13.5%              0.7%
1414 Avenue of the Americas
New York, New York  10019

James F. Malone III..............       1,045,800        7.0%        1,344,000        13.6%              6.8%
Northridge Office Plaza
17 VIP Drive, Suite 310
Wexford, PA  15090

Edward H. Owlett.................         788,160(3)     5.2%          950,200(3)      9.9%              5.1%
One Charles Street
Wellsboro, PA  16901

John W. Miller, Jr...............         549,750        3.7%          658,000         7.0%              3.5%
1655 Crooked Oak Drive
Lancaster, PA  17601-4299

Frederick W. Anton III...........         166,979        1.1%          569,384(4)      6.1%              1.1%
The PMA Building
380 Sentry Parkway
Blue Bell, PA  19422-2328

John W. Smithson.................         195,000        1.3%          563,995(5)      6.0%              1.3%
The PMA Building
380 Sentry Building
Blue Bell, PA  19422-2328

---------------

(1) These columns reflect the shares of Class A Common Stock issuable upon conversion of the shares of Common Stock, each of which is convertible into one share of Class A Common Stock.

(2) This column sets forth the percentage of votes entitled to be cast by such persons on matters submitted to shareholders for a vote on the basis of ten votes per share of Common Stock and one vote per share of Class A Common Stock. The calculation does not reflect any conversions of current holdings of Common Stock into Class A Common Stock.


(3) Includes 385,200 shares of Common Stock and 9,500 shares of Class A Common Stock held in certain Owlett family trusts and 20,660 shares of Common Stock and 7,840 shares of Class A Common Stock held by Mr. Owlett's wife. Also includes 152,250 shares of Common Stock and 30,450 shares of Class A Common Stock held in a trust for which Mr. Owlett serves as trustee; Mr. Owlett disclaims beneficial ownership of the shares held in this trust.



(4) Includes 305,422 shares of Class A Common Stock as to which Mr. Anton holds currently exercisable options to acquire under the Company's equity incentive plans.

(5) Includes 312,300 shares of Class A Common Stock as to which Mr. Smithson holds currently exercisable options to acquire under the Company's equity incentive plans.


Beneficial Ownership by Directors and Executive Officers

     The following table sets forth, as of July 31, 1997, (i) the number of shares and percentage of the Company's Common Stock and Class A Common Stock beneficially owned by (a) each director and each nominee for director, (b) each executive officer named in the Summary Compensation Table and (c) all executive officers and directors of the Company as a group, and (ii) the respective percentage of the total number of votes that such persons and group will be entitled to cast on matters submitted to the shareholders of the Company:



                                                                       Class A
                                    Common Stock       Percent      Common Stock        Percent
Name of Individual                  Beneficially          of        Beneficially           of              Percent of
or Identity of Group                  Owned(1)         Class(2)      Owned(1)(3)       Class(2)(3)      Total Votes(2)(4)
--------------------                ------------       --------     ------------       -----------      -----------------
Frederick W. Anton III........         166,979           1.1%         569,384(5)          6.1%                 1.1%
Paul I. Detwiler, Jr..........          72,750(6)                      83,175(6)
James J. Fleming, Jr..........          73,568                        205,893(7)          2.3%
Joseph H. Foster..............          12,025                         17,025
Anne S. Genter................             500                          1,000
Stephen F. Litz...............           4,757(8)                     259,135(8)          2.9%
James F. Malone III...........       1,045,800           7.0%       1,344,000            13.6%                 6.8%
A. John May...................         257,200(9)        1.7%         326,600(9)          3.6%                 1.7%
Louis N. McCarter III.........           8,965(10)                     33,575(10)
John W. Miller, Jr............         549,750           3.7%         658,000             7.0%                 3.5%
Edward H. Owlett..............         788,160(11)       5.2%         950,200(11)         9.9%                 5.1%
Louis I. Pollock..............         308,125(12)       2.1%         367,350(12)         4.0%                 2.0%
Roderic H. Ross...............           3,500                          6,050
L.J. Rowell, Jr...............               1                              1
John W. Smithson..............         195,000           1.3%         563,995(13)         6.0%                 1.3%
Stephen G. Tirney.............         106,375                        248,225(14)         2.7%
All executive officers and
  directors as a group
  (19 persons)................        3,594,580         23.9%       5,789,283(15)        42.7%                23.3%



---------------


 (1) Certain directors are shareholders, directors and/or officers of organizations that are members of PMA Foundation (the "Foundation"), formerly known as Pennsylvania Manufacturers' Association. As of July 31, 1997, the Foundation owned 4,561,225 shares of Common Stock and 912,225 shares of Class A Common Stock, which entitle the Foundation to cast approximately 29.2% of the total number of votes that will be entitled to be cast on matters submitted to the shareholders of the Company. Certain directors and officers of the Company are also trustees and officers of the Foundation. Also, certain directors and officers of the Company are trustees of the Pennsylvania Manufacturers Corporation Pension Plan (the "Pension Plan") and directors and/or officers of Pennsylvania Manufacturers' Association, Northeast Branch ("NE Branch"). As of July 31, 1997, the Pension Plan owned 249,000 shares of Common Stock, and NE Branch owned 70,500 shares of Common Stock and 14,100 shares of Class A Common Stock.

 (2) Less than 1% unless otherwise indicated.

 (3) These columns reflect the shares of Class A Common Stock issuable upon conversion of the shares of Common Stock, each of which is currently convertible into one share of Class A Common Stock.

 (4) This column sets forth the percentage of votes entitled to be cast by such persons on matters submitted to shareholders for a vote on the basis of ten votes per share of Common Stock and one vote per share of Class A Common Stock. The calculation does not reflect any conversions of shares of Common Stock into Class A Common Stock. The calculation of these percentages also does not include shares of Class A Common Stock issuable upon currently exercisable stock options held by such persons under the Company's equity incentive plans.

 (5) Includes 305,422 shares of Class A Common Stock as to which Mr. Anton holds currently exercisable options to acquire under the Company's equity incentive plans.

 (6) Includes 1,000 shares of Class A Common Stock owned jointly by Mr. Detwiler and his wife and 9,375 shares of Common Stock and 2,500 shares of Class A Common Stock owned by one of Mr. Detwiler's children who resides in his household.

 (7) Includes 132,325 shares of Class A Common Stock as to which Mr. Fleming holds currently exercisable options to acquire under the Company's equity incentive plans.

 (8) Includes 2,125 shares of Common Stock and 25,000 shares of Class A Common Stock held by Mr. Litz's wife and 129,325 shares of Class A Common Stock as to which Mr. Litz holds currently exercisable options to acquire under the Company's equity incentive plans.

 (9) Includes 11,250 shares of Common Stock and 2,650 shares of Class A Common Stock owned jointly by Mr. May and his wife; 1,550 shares of Class A Common Stock owned by Mr. May's wife as custodian for their minor grandchildren; and 17,250 shares of Class A Common Stock held by a partnership of which Mr. May is a general partner.

(10) These shares are owned jointly by Mr. McCarter and his wife.


(11) Includes 385,200 shares of Common Stock and 9,500 shares of Class A Common Stock held in certain Owlett family trusts and 20,660 shares of Common Stock and 7,840 shares of Class A Common Stock held by Mr. Owlett's wife. Also includes 152,250 shares of Common Stock and 30,450 shares of Class A Common Stock held in a trust for which Mr. Owlett serves as trustee; Mr. Owlett disclaims beneficial ownership of the shares held in this trust.


(12) Includes 164,375 shares of Common Stock and 31,625 shares of Class A Common Stock held by Mr. Pollock's wife and 100 shares of Class A Common Stock owned jointly by Mr. Pollock and his wife.

(13) Includes 312,300 shares of Class A Common Stock as to which Mr. Smithson holds currently exercisable options to acquire under the Company's equity incentive plans.

(14) Includes 122,125 shares of Class A Common Stock as to which Mr. Tirney holds currently exercisable options to acquire under the Company's equity incentive plans.

(15) Includes 1,109,112 shares of Class A Common Stock as to which such persons hold currently exercisable options to acquire under the Company's equity incentive plans.

Item 5. Directors and Executive Officers

     The executive officers and directors of the Company are as follows:

Name                                         Age              Position
----                                         ---              --------

Frederick W. Anton III.................      63        Chairman of the Board
John W. Smithson.......................      51        President and Chief Executive Officer
Francis W. McDonnell...................      41        Senior Vice President, Chief Financial
                                                       Officer and Treasurer
Vincent T. Donnelly....................      44        President and Chief Operating Officer -
                                                       The Property and Casualty Group
Stephen G. Tirney......................      43        President and Chief Operating Officer -
                                                       PMA Re
Ronald S. Austin.......................      40        President and Chief Operating Officer -
                                                       Excess and Surplus Lines Division
Paul I. Detwiler, Jr...................      63        Director
Joseph H. Foster.......................      68        Director
Anne S. Genter.........................      62        Director
James F. Malone III....................      53        Director
A. John May............................      68        Director
Louis N. McCarter III..................      68        Director
John W. Miller, Jr., M.D...............      62        Director
Edward H. Owlett.......................      70        Director
Louis I. Pollock.......................      67        Director
Roderic H. Ross........................      67        Director
L. J. Rowell, Jr.......................      65        Director



     Frederick W. Anton III has served as Chairman of the Board since 1995 and as a director of the Company since 1972. Mr. Anton's current term as a director of the Company expires in 2000. Mr. Anton served as Chairman of the Board and Chief Executive Officer from 1995 to May 1997, as President and Chief Executive Officer from 1981 to 1995, as President of The Property and Casualty Group from 1972 to 1989 and as Secretary and General Counsel of PMAIC from 1962 to 1972.

     John W. Smithson has served as President and Chief Executive Officer of the Company since May 1997, and as a director of the Company since 1987. Mr. Smithson's current term as a director of the Company expires in 1999. Mr. Smithson has served as President and Chief Operating Officer of the Company from 1995 to May 1997, as Chairman, President and Chief Executive Officer of PMA Re from 1984 to 1997 and as Chairman, President and Chief Executive Officer of the Property and Casualty Group from April 1995 to 1997, and was employed by PMAIC from 1972 to 1984. Mr. Smithson is a designated Chartered Property-Casualty Underwriter.

     Francis W. McDonnell has served as Senior Vice President and Chief Financial Officer of the Company since 1995 and as Treasurer since 1997, and has served as Senior Vice President and Chief Financial Officer of PMA Re since 1995. From 1993 to 1995, Mr. McDonnell served as Vice President Finance of PMA Re. Prior to joining PMA Re in 1993, Mr. McDonnell served in various controllership positions with Reliance Insurance Company from 1985 to 1993. Mr. McDonnell is a Certified Public Accountant and a designated Chartered Property-Casualty Underwriter.

     Vincent T. Donnelly has served as President and Chief Operating Officer of the Property and Casualty Group since February 1997. Mr. Donnelly served as Senior Vice President - Finance and Chief Actuary of the Property and Casualty Group from 1992 to 1997. Prior to joining the Property and Casualty Group, Mr. Donnelly served as Vice President and Actuary of Continental Insurance Company from 1987 to 1992 and as Actuary of American International Group, a property and casualty insurance company, from 1978 to 1987. Mr. Donnelly is a Fellow of the Casualty Actuarial Society and a member of the American Academy of Actuaries.

     Stephen G. Tirney has served as President and Chief Operating Officer of PMA Re since 1997. Mr. Tirney served as Executive Vice President of PMA Re from 1993 to 1997, as Senior Vice President of PMA Re from 1989 to 1993 and has been an employee of PMA Re since 1976.

     Ronald S. Austin was hired in 1997 as the President and Chief Operating Officer of the Company's Excess and Surplus Lines Division. From 1988 to 1997, Mr. Austin served as an officer and director of General Star Management Company, a member of the General Re Group.

     Paul I. Detwiler, Jr., a director since 1984, is Chairman of the Board of New Enterprise Stone & Lime Co., a quarrying and construction company. Mr. Detwiler's current term as a director of the Company expires in 1999. Mr. Detwiler is also a director of Keystone Financial, Inc.

     Joseph H. Foster, a director since 1982, has been a partner of White & Williams, a law firm, since 1958. Mr. Foster's current term as a director of the Company expires in 2000.

     Anne S. Genter, a director since 1991, has served as President of Anne S. Genter Interior Design, an interior design company, since 1975. Ms. Genter's current term as a director of the Company expires in 1999.

     James F. Malone III, a director since 1974, has been a partner of Malone, Larchuk & Middleman, P.C., a law firm, since 1997 and from 1980 to 1997 was a partner of Dickie, McCamey & Chilcote, P.C., a law firm. Mr. Malone's current term as a director of the Company expires in 2000.

     A. John May, a director since 1977, has been a partner of Duane, Morris & Heckscher LLP, a law firm, since 1963. Mr. May's current term as a director of the Company expires in 1999.

     Louis N. McCarter III a director since 1975, has been President of the McCarter Corp., a manufacturer of specialized mixing machinery, since 1954. Mr. McCarter's current term as a director of the Company expires in 1998.

     John W. Miller, Jr., M.D., a director since 1988, has been a physician and has served as President of Ear, Nose and Throat Associates of Lancaster since 1970. Dr. Miller's current term as a director of the Company expires in 1998.

     Edward H. Owlett, a director since 1964, has been a partner of Owlett, Lewis & Ginn, P.C., a law firm, since 1981. From 1960 to 1981, Mr. Owlett served as a partner of Cox, Wilcox, Owlett & Lewis, a law firm. Mr. Owlett's current term as a director of the Company expires in 1998. Mr. Owlett is also a director of Citizens and Northern Corporation.

     Louis I. Pollock, a director since 1984, has served as President and Chief Executive Officer of Morris Coupling Company, a manufacturer of pipe and tubing, since 1957. Mr. Pollock's current term as a director of the Company expires in 1998.

     Roderic H. Ross, a director since 1981, has served as Chairman of the Board and Chief Executive Officer of Keystone State Life Insurance Company since 1985. Prior to 1985, Mr. Ross held various positions at Philadelphia Life Insurance Company and was an employee of Philadelphia Life Insurance Company from 1970 to 1984. Mr. Ross' current term as a director of the Company expires in 1999. Mr. Ross is also a director of Hunt Manufacturing Co. and PNC Bank Corp.

     L. J. Rowell, Jr., a director since 1992, was Chairman, President and Chief Executive Officer of Provident Mutual Life Insurance Company from 1992 until his retirement in July 1996. Prior to 1992, Mr. Rowell held various positions at Provident Mutual and was an employee of Provident Mutual from 1980 until July 1996. Mr. Rowell's current term as a director of the Company expires in 2000.

     The Board of Directors of the Company is divided into three classes, and the directors of each class are elected for a term of three years and until their successors are elected and qualified or until their earlier death, resignation or removal. Prior to each election of a class of directors, the Board of Directors must fix the size of that class of directors at a minimum of four and a maximum of eight directors. Every director must be a shareholder of the Company. No person may be considered as a candidate, and no votes may be counted for any person, unless written notice of such person's nomination or candidacy has been filed with the Secretary of the Company not less than 60 days prior to the date of election; provided, however, that nominees selected by the then existing Board of Directors or nominating committee appointed by the Board of Directors may be candidates and voted for without such notice.

Item 6. Executive Compensation

Compensation of Directors and Executive Officers

     Executive Compensation

     The following table sets forth certain information with respect to compensation paid or accrued by the Company during the fiscal year ended December 31, 1996 to the chief executive officer of the Company and the four most highly compensated executive officers of the Company and its principal subsidiaries whose compensation exceeded $100,000 in the fiscal year ended December 31, 1996:

                           Summary Compensation Table

                                                                                                  Long-Term
                                                                                                Compensation
                                                                                                ------------
                                                                Annual Compensation                Awards
                                                                                                ------------
                                                                                                 Securities
                                                                            Other Annual         Underlying         All Other
Name and Principal Position           Year      Salary($)     Bonus($)      Compensation($)      Options(#)       Compensation($)
---------------------------           ----      ---------     --------      ---------------      ----------       ---------------

Frederick W. Anton III (1)            1996      $700,311         --               --               75,000            $71,198(1)
Chairman of the Board and Chief
Executive Officer

John W. Smithson (2)                  1996      $675,440       $330,000           --               75,000            $55,765(2)
President and Chief Operating
Officer

Stephen G. Tirney                     1996      $315,544         --               --               25,000            $32,466(3)
President and Chief Operating
Officer of PMA Reinsurance
Corporation

Stephen F. Litz (4)                   1996      $275,542         --               --               25,000            $26,083(4)
Senior Vice President of the
Property and Casualty Group

James J. Fleming, Jr. (5)             1996      $276,989         --               --               25,000             $8,952(5)
Senior Vice President of the
Property and Casualty Group



---------------

(1) On May 7, 1997, Mr. Anton was elected Chairman of the Board of the Company. This amount includes Company contributions to the Company's non-qualified defined contribution plan of $35,000 and $36,198 of life insurance premiums paid by the Company.

(2) On May 7, 1997, Mr. Smithson was elected President and Chief Executive Officer of the Company. This amount includes Company contributions to the Company's non-qualified defined contribution plan of $33,500 and $22,265 of life insurance premiums paid by the Company.

(3) This amount includes Company contributions to the Company's non-qualified defined contribution plan of $18,000, Company contributions to the 401(k) plan of $7,500 and $6,966 of life insurance premiums paid by the Company.


(4) In July, 1997, Mr. Litz ceased serving as an executive officer of the Company. The amount under All Other Compensation includes Company contributions to the Company's non-qualified defined contribution plan of $9,000, Company contributions to the 401(k) plan of $6,754 and $10,329 of life insurance premiums paid by the Company.

(5) In July, 1997, Mr. Fleming ceased serving as an executive officer of the Company. The amount under All Other Compensation consists of $8,952 of life insurance premiums paid by the Company.

     The following table sets forth certain information with respect to options to purchase shares of Class A Common Stock granted to the persons named in the Summary Compensation Table during the fiscal year ended December 31, 1996.

                        Option Grants in Last Fiscal Year

                                  Number of        % of Total
                                 Securities          Options                                        Potential Realizable Value
                                 Underlying        Granted to       Exercise                        at Assumed Annual Rates of
                                   Options        Employees in        Price        Expiration        Stock Price Appreciation
Name                            Granted(#)(1)      Fiscal Year      ($/Share)         Date                for Option Term
----                            -------------      -----------      ---------      ----------       ---------------------------
                                                                                                       5%               10%
                                                                                                       --               ---
Frederick W. Anton III.......    75,000(2)            23.1%          $17.00         7/23/06         $801,841         $2,032,022
John W. Smithson.............    75,000(3)            23.1%           17.00         7/23/06          801,841          2,032,022
Stephen G. Tirney............    25,000(4)             7.7%           17.00         7/23/06          267,280            677,341
Stephen F. Litz..............    25,000(5)             7.7%           17.00         7/23/06          267,280            677,341
James J. Fleming, Jr.........    25,000(5)             7.7%           17.00         7/23/06          267,280            677,341

-------------------------


(1) All of the options in the above table represent options to purchase the Company's Class A Common Stock under the 1996 Equity Incentive Plan.

(2) These options become exercisable as follows: 61,000 shares on July 23, 1996; 2,350 shares on January 2, 1998; 5,850 shares on January 2, 1999 and 5,800 shares on January 2, 2000.

(3) These options become exercisable as follows: 51,800 shares on July 23, 1996; and installments of 5,800 shares each on January 2, 1997, 1998, 1999 and 2000, respectively.

(4) These options become exercisable as follows: 1,800 shares on July 23, 1996; and installments of 5,800 shares each on January 2, 1997, 1998, 1999 and 2000, respectively.

(5) These options become exercisable as follows: 3,350 shares on July 23, 1996; 3,350 shares on January 2, 1997; 3,350 shares on January 2, 1998; 9,150 shares on January 2, 1999; and 5,800 shares on January 2, 2000.


     The following table sets forth information with respect to options to purchase shares of Class A Common Stock exercised by the persons named in the Summary Compensation Table during the fiscal year ended December 31, 1996 and options held by such persons at December 31, 1996.


Aggregated Option Exercises in the Last Fiscal Year and Fiscal Year-End Option Values

                                                              Number of Securities Underlying     Value of Unexercised In-the-Money
                             Shares                               Unexercised Options at                      Options
                            Acquired                                  Fiscal Year-End                  at Fiscal Year-End(2)
                               on             Value          -----------------------------------  ---------------------------------
Name                       Exercise(#)      Realized(1)      Exercisable(#)     Unexercisable(#)  Exercisable         Unexercisable
----                       ----------       -----------      --------------     ----------------  -----------         -------------
Frederick W. Anton III......  38,900         $284,400           325,260             46,500        $1,056,945               $268,125
John W. Smithson............  33,400          285,540           306,500             23,200         1,126,275                     --
Stephen G. Tirney...........   1,850           14,569           109,200             37,450           557,800                  5,313
Stephen F. Litz.............   3,000           23,250           119,100             35,400           613,588                  4,688
James J. Fleming, Jr........      --               --           122,100             35,400           638,338                  4,688

------------------------

(1) Represents the difference between the aggregate exercise price and the aggregate market value as of the date of exercise.

(2) Represents the difference between the aggregate exercise price and the aggregate market value as of December 31, 1996.

     Pension Plans

     Under The PMC Pension Plan and The PMC Supplemental Executive Retirement Plan, participants are entitled to benefits pursuant to the formula set forth under such plans, without regard to the limits under Section 415 and Section 401(a)(17) of the Internal Revenue Code of 1986 (the "Code"). The benefit is based upon the accrued pension benefit for the participant at December 31, 1992 plus annual accruals beginning January 1, 1993 equal to the sum of (i) 1.5% of the participant's compensation for the applicable benefit year, consisting of wages and commissions but excluding bonus, severance payments or other supplementary payments, plus (ii) .3% of the participant's covered compensation, consisting of the average of the participant's taxable wage base in effect for each calendar year during the 35-year period ending the last day of the calendar year in which the participant attains Social Security retirement age. A maximum of 25 years of service is considered in calculating the annual benefit payable upon normal retirement at normal retirement age. Based upon this formula, the estimated annual benefits payable upon normal retirement at age 65 for each person named in the Summary Compensation Table are as follows: (i) Mr. Anton, $141,509; (ii) Mr. Smithson, $95,511; (iii) Mr. Tirney, $44,789; (iv) Mr. Litz,
$62,030; and (v) Mr. Fleming, $59,937. These amounts for Mr. Anton and Mr. Smithson do not include other retirement payments that would be provided pursuant to their respective employment agreements.

     Employment Agreements

     Frederick W. Anton III has an employment agreement with the Company for a term that commenced April 1, 1995 and ends March 31, 2000, and is automatically extended for an additional period of one year for each year Mr. Anton is elected as Chairman of the Board of the Company commencing with the 1996 organizational meeting of the Board of Directors of the Company. The employment agreement provides for a salary of not less than $700,000, which may be increased but not decreased by the Company at any time or from time to time. Mr. Anton is also entitled to receive such bonus compensation as he may be awarded from time to time. Mr. Anton has agreed during the term of the employment agreement not to engage or have a material financial interest in any business that competes with the business of the Company as then conducted. In the event of Mr. Anton's death during the term of the agreement, Mr. Anton's survivors are entitled to an annual payment of 60% of Mr. Anton's annual salary on the date of his death for a period of 10 years. If Mr. Anton retires at any time after April 1, 1996, Mr. Anton would be entitled to receive monthly payments equal to 5% of his annual salary on the date of his retirement and continuing throughout his lifetime. If, during his retirement and prior to his death, the total payments made during retirement are less than 60% of his annual salary at retirement multiplied by 15, the difference is to be paid to his survivors within one year of the date of his death. Under the agreement, the Company is required to maintain a split-dollar life insurance policy in the face amount of $1,000,000 on the life of Mr. Anton.

     John W. Smithson has an employment agreement with the Company for a term that commenced April 1, 1995 and ends March 31, 1998, and is automatically extended for an additional period of one year for each year Mr. Smithson is elected President of the Company commencing with the 1996 organizational meeting of the Board of Directors of the Company. The employment agreement provides for a salary of not less than $670,000 per year, which may be increased but not decreased at the discretion of the Company at any time or from time to time. Mr. Smithson is also entitled to receive such bonus compensation as he may be awarded from time to time. Mr. Smithson has agreed during the term of the employment agreement not to engage in or have a material financial interest in any business that competes with the Company as then conducted. In the event of Mr. Smithson's death during the term of the agreement, Mr. Smithson's survivors are entitled to 180 consecutive monthly payments of an amount equal to 25% of Mr. Smithson's monthly salary as of the date of his death, reduced by the amount of any similar payments for disability paid to Mr. Smithson during his lifetime in the event Mr. Smithson becomes disabled during the employment term. Under the agreement, the Company is required to maintain a split-dollar life insurance policy in the face amount of $1,000,000 on the life of Mr. Smithson.

     Director Compensation

     In addition to expenses of attendance, which are paid to all directors, directors of the Company who are not also employees of the Company are paid an annual retainer of $7,000 for their services and a fee of $300 for each Board of Directors meeting attended. A non-employee director who serves on the Executive and Finance Committees receives a $2,000 annual retainer and a fee of $600 for each Executive and Finance Committees meeting attended. A non-employee director who serves on the Audit Committee receives a $1,000 annual retainer and a fee of $300 for each Audit Committee meeting attended.

     Compensation Committee Interlocks and Insider Participation


     The following directors constitute the members of the Compensation Committee of the Board of Directors: James F. Malone III, A. John May and Edward
H. Owlett. Also, Mr. Anton and Mr. Smithson, whose respective compensation is described above, are ex officio member of the Compensation Committee under the Company's Bylaws. Mr. Malone, Mr. May and Mr. Owlett are or have been members of law firms that furnished legal representation to the Company and its subsidiaries during 1996, 1995 and 1994. In the opinion of the Company's management, the amounts paid to such firms represented reasonable charges for the services rendered and were as fair as the charges would have been had such services been furnished by law firms unaffiliated with any of the directors. Duane, Morris & Heckscher LLP, of which

Mr. May is a member, was paid an aggregate of $3,671,875 and $3,165,092 in 1996 and 1995, respectively. Also, Mr. Anton and Mr. Smithson have been participants during 1996, 1995 and 1994 in the Company's executive loan program as described under Item 7 "Certain Relationships and Related Transactions" below.


Item 7. Certain Relationships and Related Transactions.


     The Company's largest shareholder is PMA Foundation (the "Foundation"), formerly known as Pennsylvania Manufacturers' Association, which is a not-for-profit corporation qualified under Section 501(c)(6) of the Internal Revenue Code and whose purposes include the promotion of the common business interests of its members and the economic prosperity of the Commonwealth of Pennsylvania. As of April 1, 1997, the Foundation owned 4,561,225 shares of Common Stock (29.4% of the class) and 912,225 shares of Class A Common Stock (11.0% of the class), which constitutes 28.4% of the total number of votes available to be cast in matters brought before the Company's shareholders. See "Item 4. Security Ownership of and Beneficial Owners and Management." All of the members of the Company's Board of Directors currently serve as the members of the Foundation's Board of Trustees. Also, Frederick W. Anton III, Chairman and former Chief Executive Officer of the Company, serves as President and Chief Executive Officer of the Foundation. The Company and certain of its subsidiaries provide certain administrative services to the Foundation for which the Company and its affiliates receive reimbursement. Total reimbursements amounted to $82,000, $269,000, and none for years ended December 31, 1996, 1995, and 1994, respectively. The Foundation also leases its Harrisburg, Pennsylvania headquarters facility from a subsidiary of the Company under a monthly operating lease presently requiring rent payments of $20,000 per month and reimburses a subsidiary of the Company for its use of office space in the Blue Bell, Pennsylvania facility. Rent and related reimbursements paid to the Company's affiliates by the Foundation amounted to $247,428, $294,109, and $315,272 for the years ended December 31, 1996, 1995, and 1994, respectively.

     James F. Malone III, A. John May, Edward H. Owlett and Joseph H. Foster, who are directors of the Company, are or have been members of law firms that furnished legal representation to the Company and its subsidiaries during 1996, 1995 and 1994. In the opinion of the Company's management, the amounts paid to such firms represented reasonable charges for the services rendered and were as fair as the charges would have been had such services been furnished by law firms unaffiliated with any of the directors. Duane, Morris & Heckscher LLP, of which Mr. May is a member, was paid an aggregate of $3,671,875 and $3,165,092 in 1996 and 1995, respectively.


     The Company has provided demand loans to certain officers of the Company and its subsidiaries, for the purpose of providing such officers with funds to purchase Common Stock or Class A Common Stock. The loans are collateralized by the Common Stock or the Class A Common Stock purchased by the officer and bear interest at a rate of 6% per annum. The following table sets forth certain information with respect to indebtedness of executive officers of the Company under such program:

                                                           Largest Amount              Balance at
Executive Officer                           Year      Outstanding During Period      End of  Period
-----------------                           ----      -------------------------      --------------
Frederick W. Anton III ..................   1996              $146,600                   $     --
                                            1995              $146,600                   $146,600
                                            1994              $246,600                   $146,600

John W. Smithson ........................   1996              $158,400                   $     --
                                            1995              $158,400                   $158,400
                                            1994              $258,400                   $158,400


Stephen G. Tirney .......................   1996              $220,000                   $220,000
                                            1995              $220,000                   $220,000
                                            1994              $220,000                   $220,000

Stephen F. Litz .........................   1996              $270,000                   $     --
                                            1995              $270,000                   $270,000
                                            1994              $270,000                   $270,000

James F. Fleming, Jr. ...................   1996              $127,833                   $127,833
                                            1995              $127,833                   $127,833
                                            1994              $127,833                   $127,833

Francis W. McDonnell ....................   1996              $437,813                   $437,813

     The Company has arranged an executive loan program (the "Financial Support Program") with a financial institution, whereby such institution will provide prime rate personal loans to officers of the Company and its subsidiaries collateralized by Common Stock and Class A Common Stock at a maximum 75% loan to value ratio. The Company has agreed to purchase any loan made under the Financial Support Program (including accrued interest and related expenses) from the financial institution in the event that the borrower defaults on such loan. The following table sets forth certain information with respect to indebtedness of executive officers of the Company under the Financial Support Program:


                                                               Largest Amount                Balance at
Executive Officer                          Year          Outstanding During Period         End of Period
-----------------                          ----          -------------------------         -------------
John W. Smithson........................   1996                $1,081,935                   $1,081,935
                                           1995                $1,081,935                   $1,081,935
                                           1994                $1,081,935                   $1,081,935

Stephen G. Tirney.......................   1996                $  187,100                   $  187,100
                                           1995                $  187,100                   $  187,100
                                           1994                $  187,100                   $  187,100

Stephen F. Litz.........................   1996                $  504,000                   $  504,000
                                           1995                $  210,000                   $  210,000
                                           1994                $  210,000                   $  210,000

James J. Fleming, Jr....................   1996                $  192,275                   $  192,275
                                           1995                $  192,275                   $  192,275
                                           1994                $  192,275                   $  192,275


     Subsidiaries of the Company, in the ordinary course of their business, have had and intend to continue to have insurance transactions with directors and officers of the Company and the various businesses with which directors and officers of the Company are associated. Such insurance is written in accordance with rates and terms authorized for use in the applicable jurisdictions.

Item 8. Legal Proceedings


     The Insurance Subsidiaries are defendants in routine litigation involving their insurance business and from time to time are involved in various governmental and administrative proceedings arising in the ordinary course of business. These actions include lawsuits seeking coverage for alleged damages relating to exposure to asbestos and other toxic substances and environmental clean-up actions under federal and state law. See "Item 1. Business - Loss Reserves" and "Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations."


Item 9. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters


     As of July 31, 1997, there were 191 shareholders of record of Common Stock and 380 shareholders of record of Class A Common Stock. The Company is registering the Class A Common Stock under this registration statement.


     Neither class of common equity is traded on an established exchange. Transactions in the Common Stock are conducted privately among persons qualified to own the Common Stock. See "Item 11. Description of Registrant's Securities to Be Registered." No price information is available for such transactions. Class A Common Stock trades under the symbol, "PMFRA", on the OTC Bulletin Board through approximately ten broker/dealers who voluntarily make a market in Class A Common Stock. The following table sets forth high and low bid information for Class A Common Stock, as well as dividend information for both Common Stock and Class A Common Stock. The Company intends to apply for qualification for listing of the Class A Common Stock on the Nasdaq National Market System under the proposed symbol "PMRA." The foregoing bid information is based upon over-the-counter market quotations, which reflects inter-dealer prices, without retail mark-up, mark-down, or commission, and may not represent actual transactions. Additionally, the limited and sporadic quotations may not constitute an established public trading market and may not be indicative of the fair market value of Class A Common Stock.


                           Class A Common       Class A Common       Dividends Per          Dividends
                             Stock High           Stock Low         Share - Class A        Per Share -
Quarter Ended                Bid Price            Bid Price           Common Stock         Common Stock
-------------              --------------       --------------      ---------------        ------------

March 31, 1997 ..........     $16.000              $14.000               $.09                  $.08
June 30, 1997 ...........     $16.625              $16.125               $.09                  $.08
Third Quarter Through
   August 7, 1997 .......     $15.250              $15.000               $.09*                 $.08*


December 31, 1996 .......     $17.500              $15.625               $.09                  $.08
September 30, 1996 ......     $17.500              $17.000               $.09                  $.08
June 30, 1996 ...........     $18.500              $16.500               $.09                  $.08
March 31, 1996 ..........     $20.500              $18.250               $.09                  $.08
                                                                         ----                  ----
   Total 1996 ...........................................................$.36                  $.32
                                                                         ====                  ====

December 31, 1995 .......     $18.250              $17.750               $.09                  $.08
September 30, 1995 ......     $18.250              $15.250               $.09                  $.08
June 30, 1995 ...........     $15.250              $14.500               $.09                  $.08

March 31, 1995 ..........     $15.500              $14.500               $.09                  $.08
                                                                         ----                  ----
   Total 1995 ...........................................................$.36                  $.32
                                                                         ====                  ====

December 31, 1994 .......     $15.500              $15.500               $.09                  $.08
September 30, 1994 ......     $14.750              $14.500               $.09                  $.08
June 30, 1994 ...........     $14.000              $13.250               $.09                  $.08
March 31, 1994 ..........     $13.250              $12.750               $.09                  $.08
                                                                         ----                  ----
   Total 1994 ...........................................................$.36                  $.32

----------
*    Dividend declared payable on October 1, 1997.

     The Company's ability to pay dividends is limited by certain restrictions in its debt agreements. In addition, dividends from certain of the Company's subsidiaries are limited by the insurance laws and regulations of Pennsylvania. See "Item 1. - Business - Restrictions on Insurance Subsidiaries Dividends" and "Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 15 to the Consolidated Financial Statements included in
Item 13 for further discussion of dividend restrictions.

Item 10. Recent Sales of Unregistered Securities

     During the years ended December 31, 1996, 1995 and 1994, the Company sold shares of Class A Common Stock pursuant to the exercise of employee stock options pursuant to the terms of the Company's stock option plans. In 1996, an aggregate of 97,150 shares were sold to five officers of the Company pursuant to such options at exercise prices ranging from $6.60 to $10.00 per share for an aggregate price of $806,000. In 1995, an aggregate of 205,199 shares were sold to six officers and employees of the Company pursuant to such options at exercise prices ranging from $6.60 to $11.50 per share for an aggregate price of $1,776,288. In 1994, an aggregate of 26,925 shares were sold to two officers and employees of the Company pursuant to such options at exercise prices ranging from $8.00 to $10.00 per share for an aggregate price of $230,400. The Company believes that these sales were made pursuant to the exemption afforded by
Section 4(2) of the Securities Act inasmuch as the sales were made to a limited number of sophisticated investors in transactions not involving a public offering.

Item 11. Description of Registrant's Securities to Be Registered

     The following summary description is subject to the detailed provisions of the Company's Amended and Restated Articles of Incorporation and the Company's Bylaws, as amended, and does not purport to be complete and is qualified in its entirety by reference thereto.


     The authorized capital stock of the Company consists of 40,000,000 shares of Common Stock, par value $5 per share, ("Common Stock") and 40,000,000 shares of Class A Common Stock, par value $5 per share, ("Class A Common Stock"). As of July 31, 1997, the Company had issued and outstanding 15,028,139 shares of Common Stock and 8,842,611 shares of Class A Common Stock issued and outstanding. This registration statement relates to the Company's Class A Common Stock. The description of the Common Stock included herein is for information purposes only.


Voting

     Except as otherwise required under Pennsylvania law, or as otherwise provided in the Company's Articles of Incorporation or Bylaws, with respect to all matters upon which shareholders of the Company are entitled to vote or to which shareholders are entitled to give consent, the holders of the outstanding shares of Common Stock and the holders of the outstanding shares of Class A Common Stock vote together without regard to class, and every holder of the outstanding shares of Common Stock is entitled to cast thereon ten votes in person or by proxy for each share of Common Stock standing in the holder's name, and every holder of outstanding shares of Class A Common Stock is entitled to cast thereon one vote in person or by proxy for each share of Class A Common Stock standing in the holder's name.

     Cumulative voting rights exist with respect to the election of directors, which means that each shareholder has the right, in person or by proxy, to multiply the number of votes to which he is entitled by the number of directors of the class to be elected, and to cast the whole number of such votes for one candidate or to distribute them among two or more candidates.

     With respect to any proposed amendment to the Company's Articles of Incorporation which would increase or decrease the number of authorized shares of either Common Stock or Class A Common Stock, increase or decrease the par value of the shares of Common Stock or Class A Common Stock, or alter or change the powers, preferences, relative voting power or special rights of the shares of Common Stock or Class A Common Stock so as to affect such class of shares adversely, the approval of a majority of the votes entitled to be cast by the holders of the class affected by the proposed amendment, voting separately as a class, shall be obtained in addition to the approval of a majority of the votes entitled to be cast by the holders of Common Stock and Class A Common Stock voting together without regard to class as provided in the Articles of Incorporation.

Dividends and Distributions

     With respect to dividend rights, Class A Common Stock is entitled to cash dividends at a rate that is 10% higher on a per share basis than the cash dividends declared and paid on shares of Common Stock.

     Each share of Common Stock and each share of Class A Common Stock have equal rights in respect to dividends (other than cash) and distributions, declared and paid, in the form of stock or other property of the Company, except that in the case of dividends or other distributions payable in stock of the Company, including distributions pursuant to stock split-ups or divisions, only shares of Common Stock will be distributed with respect to Common Stock and only shares of Class A Common Stock will be distributed with respect to Class A Common Stock.

Convertibility

     Each share of Common Stock may at any time be converted at the election of the holder thereof into one fully paid and nonassessable share of Class A Common Stock. Any holder of shares of Common Stock may elect to convert any or all of such shares at one time or at various times in such holder's discretion.

     Such right can be exercised by the surrender of the certificate representing each share of Common Stock to be converted to the agent for the registration for transfer of shares of Common Stock at its office, or to the Company at its principal executive offices, accompanied by a written notice of the election by the holder thereof to convert and (if so required by the transfer agent or by the Company) by instruments of transfer, in form satisfactory to the transfer agent and to the Company, duly executed by such holder or his duly authorized attorney. The issuance of a certificate or certificates for shares of Class A Common Stock upon conversion of shares of Common Stock will be made without charge for any stamp or other similar tax in respect of such issuance. However, if any such certificate or certificates is or are to be issued in a name other than that of the holder of the share or shares of Common Stock converted, the person or persons requesting the issuance thereof must pay to the transfer agent or to the Company the amount of any tax which may be payable in respect of any such transfer, or must establish to the satisfaction of the transfer agent or of the Company that such tax has been paid. As promptly as practicable after the surrender for conversion of a certificate or certificates representing shares of Common Stock and the payment of any tax as hereinbefore provided, the Company will deliver or cause to be delivered at the office of the transfer agent to, or upon the written order of, the holder of such certificate or certificates, a certificate or certificates representing the number of shares of Class A Common Stock issuable upon such conversion, issued in such name or names as such holder may direct. Such conversion will be irrevocable and will be deemed to have been made immediately prior to the close of business on the date of the surrender of the certificate or certificates representing shares of Common Stock (if on such date the transfer books of the Company shall be closed, then immediately prior to the close of business on the first date thereafter that said books shall be open), and all rights of such holder arising from ownership of such shares of Common Stock will cease at such time, and the person or persons in whose name or names the certificate or certificates representing shares of Class A Common Stock are to be issued will be treated for all purposes as having become the record holder or holders of such shares of Class A Common Stock at such time and will have and may exercise all the rights and powers appertaining thereto.

     No adjustments in respect of past cash dividends will be made upon the conversion of any share of Common Stock; provided, however, that if any shares of Common Stock are converted subsequent to the record date for the payment of a cash or stock dividend or other distribution on shares of Common Stock but prior to such payment, the registered holder of such shares at the close of business on such record date will be entitled to receive the cash or stock dividend or the distribution payable to holders of Common Stock.

     The Company is required at all times to reserve and keep available, solely for the purpose of issue upon conversion of outstanding shares of Common Stock, such number of shares of Class A Common Stock as may be issuable upon the conversion of all such outstanding shares of Common Stock, provided, the Company may deliver shares of Class A Common Stock which are held in the treasury of the Company for shares of Common Stock to be converted. If any shares of Class A Common Stock require registration with or approval of any governmental authority under any federal or state law before such shares of Class A Common Stock may be issued upon conversion, the Company will cause such shares to be duly registered or approved, as the case may be. All shares of Class A Common Stock which may be issued upon conversion of shares of Common Stock will, upon issue, be fully paid and nonassessable.

     Shares of Class A Common Stock are not convertible into shares of Common Stock.

Preemptive Rights of Common Stock

     Except with respect to shares, rights, options, and other securities of the Company that are issued or granted in connection with any stock purchase plan, stock option plan or other similar benefit plan that has been approved by the holders of a majority of the Company's outstanding Common Stock, the holders of Common Stock of the Company are entitled, as such, as a matter of right, to subscribe for and to purchase any part of any new or additional issue of Common Stock, any rights or options to purchase Common Stock, whether now or hereafter authorized, but only in those instances in which such shares of Common Stock, rights or options to purchase Common Stock are issued for a consideration consisting solely of money. In the event of the issuance of such shares or other securities solely for money, such preemptive right is only an opportunity to acquire such shares or other securities under such terms and conditions as the Board of Directors shall fix. The preemptive rights granted under the Articles of Incorporation do not apply in any respect to Class A Common Stock, and holders of Class A Common Stock, as such, have no preemptive rights.

Other Rights

     Except as otherwise required by Pennsylvania law or as provided in the Articles of Incorporation of the Company, each share of Common Stock and each share of Class A Common stock has identical powers, preferences and rights, including rights in liquidation.

     There are no redemption or sinking fund provisions applicable to Common Stock or Class A Common Stock. Holders of Common Stock and Class A Common Stock are not subject to further calls or assessments by the Company. All outstanding shares of Common Stock and Class A Common Stock are fully paid and non-assessable.

Certain Articles of Incorporation and Bylaw Provisions; Pennsylvania Anti-Takeover Provisions


     The Company's Bylaws provide for the division of the Company's Board of Directors into three classes. Only one class is elected each year, and the regular term of each class is three years. See "Item 5 - Executive Officers and Directors." The classification of the Board of Directors and cumulative voting rights of holders of the Company's Common Stock and Class A Common Stock could have the effect of making it more difficult for third party to acquire, or of discouraging a third party from acquiring control of the Company. The Company's Bylaws also require any shareholder who desires to nominate a candidate for election as a director to provide certain information concerning such person that is equivalent to that contained in the Company's proxy materials for those candidates nominated by the Company's Board of Directors not later than 60 days prior to the date of election.


     Pennsylvania has also adopted certain laws that may be deemed to be "anti-takeover" in effect. One provision permits directors, in considering the best interests of the Company, to consider the effects of any action upon its employees, suppliers, customers, shareholders and creditors and the communities in which the Company maintains facilities. The effect of this provision is to put the considerations of these constituencies on parity with one another, with the result that no one group, including shareholders, is required to be the dominant or controlling concern of directors in determining what is in the best interests of the Company. This provision applies to all Pennsylvania corporations. Other provisions under Pennsylvania law that may be deemed to be anti-takeover in effect include the authorization for the adoption of poison pill plans and the prohibition of shareholders' calling a special meeting of shareholders, taking action by less than unanimous written consent or proposing an amendment to the articles of incorporation of the Company.

     The Company's Amended and Restated Articles of Incorporation provides that certain other anti-takeover provisions under the Pennsylvania Business Corporation Law of 1988, as amended, shall not be applicable to the Company.

Restrictions on Ownership of Common Stock

     Under the Company's Bylaws, no person, firm, association, corporation or other entity is qualified to own any shares of Common Stock except: (i) PMA Foundation; (ii) a member of PMA Foundation; (iii) a former member of PMA Foundation who resigned in good standing, but only in respect to Common Stock owned by such former member on the date of resignation; (iv) the Company or PMAIC; (v) an officer, proprietor or partner of a member of PMA Foundation, or a retired officer, proprietor or partner of a member or former member, but only in respect to Common Stock owned on the date of retirement; (vi) a director or officer of the Company, PMAIC or PMA Foundation; (vii) a retired director or officer of the Company, PMAIC or PMA Foundation, but only in respect to the Common Stock owned on the date of retirement; (viii) a surviving spouse of a deceased person who, at the time of his or her death, was qualified to own

Common Stock; (ix) a person, firm, association, corporation or other entity who was a shareholder of record of PMAIC on April 1, 1982; (x) any child or grandchild of a shareholder of PMAIC of record on April 1, 1982; (xi) a trustee under a written trust solely for the benefit of a person qualified under the Company's Bylaws to own Common Stock or a spouse, child or grandchild of such qualified person; and (xii) such other classes of person as are from time to time approved by the Board of Directors of the Company. Pursuant to the Bylaws, the Board of Directors has authorized the following classes of persons to own shares of Common Stock: (i) employees of the Company or any of its affiliates who are not officers of these entities, but whose duties require the exercise of executive and administrative responsibilities; and (ii) a spouse of a person who owned Common Stock of record on December 8, 1990. The Company's Bylaws also provide that no person, firm, association, corporation or other entity, except PMA Foundation, may at any time hold more than 7% of the outstanding shares of Common Stock of the Company.

     If any shareholder ceases to be qualified to own Common Stock under the Company's Bylaw provisions, or if the executor or administrator of any shareholder, or the grantee or assignee of any Common Stock sold on execution, or for debt, or as the result of bankruptcy or insolvency proceedings, or if any person, firm, association, corporation or other entity who is not qualified to own Common Stock under the Company's Bylaws becomes the holder of Common Stock, then in any such case, unless a transfer of such Common Stock is made to a qualified person within six months, such holder will be required to offer to sell such Common Stock to PMA Foundation at a price agreed upon by the holder and PMA Foundation, or by a committee of arbitrators if the holder and PMA Foundation are unable to agree upon a price.

     The foregoing restrictions relating to the Common Stock do not apply to shares of Class A Common Stock.

Shares Eligible for Future Sale


     As of July 31, 1997, the Company has outstanding 15,028,139 shares of Common Stock and 8,842,611 shares of Class A Common Stock. Transferability of shares of the Company's Common Stock is limited by the restrictions on ownership under the Company's Bylaws. See "Restrictions on Ownership of Common Stock" above.

     Of the outstanding shares of Class A Common Stock, 7,947,258 shares will be freely transferable by persons other than "affiliates" of the Company without restriction or further registration under the Securities Act. Of the 7,947,258 shares of Class A Common Stock that are freely transferable, 1,690,355 shares are held by affiliates and may not be sold unless registered under the Securities Act or an exemption from registration is available, including the exemption afforded by Rule 144.

     The remaining 895,353 shares of Class A Common Stock are "restricted securities" ("Restricted Securities") within the meaning of Rule 144 under the Securities Act and may not be sold unless registered under the Securities Act or an exemption from registration is available, including the exemption afforded by Rule 144.

     Rule 144, as currently in effect, provides that an affiliate of the Company or a person (or persons whose shares are aggregated) who has beneficially owned Restricted Shares for at least one year but less than two years is entitled to sell, commencing 90 days after the effective date of this Registration Statement, within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of Class A Common Stock (88,426 shares immediately after the effective date of this Registration Statement) or the average weekly trading volume in the Class A Common Stock during the four calendar weeks preceding such sale. Sales under Rule 144 also are subject to certain manner-of-sale provisions, notice requirements and the availability of current public information about the Company. However, a person who is not an "affiliate" of the Company at any time during the three months preceding a sale, and who has beneficially owned Restricted Shares for at least two years, is entitled to sell such shares under Rule 144(k) without regard to the limitations described above.


     Therefore, of the 895,353 shares of Restricted Securities, (i) 178,547 shares held by affiliates and 292,330 shares held by non-affiliates may not be sold under Rule 144 until they have been held for at least one year, (ii) 17,961 shares held by affiliates and 25,592 shares held for more than one year but less than two years by non-affiliates may be sold under Rule 144, assuming all conditions of Rule 144 have been satisfied and (iii) 380,923 shares held for more than two years by non-affiliates may be sold without restriction under Rule 144(k).

     Each share of Common Stock is convertible into one share of Class A Common Stock. If the outstanding shares of Common Stock were to be converted into shares of Class A Common Stock, (i) 6,457,381 shares of Class A Common Stock held by non-affiliates of the Company that would be received upon such conversion could be sold without further restriction, (ii) 173,778 shares held by non-affiliates and 144,375 shares held by affiliates may not be sold under Rule 144 until they have been held for at least one year, and (iii) 8,252,605 shares of Class A Common Stock held by affiliates that would be received upon such conversion could not be sold unless registered under the Securities Act or an exemption from registration is available, including the exemption afforded by Rule 144.

     In addition, the Company intends to file a registration statement under the Securities Act to register 3,491,387 shares of Class A Common Stock reserved for issuance pursuant to the exercise of outstanding stock options and shares reserved for future grants under the Company's stock option plans. Shares issued upon exercise of outstanding stock options after the effective date of such registration statement generally will be eligible for sale in the public market. There are no shares of Common Stock underlying options or warrants.


     Since there has been no public market for the Company's shares of the Class A Common Stock, the Company is unable to predict the effect that sales made pursuant to Rule 144 or otherwise may have on the prevailing market price at such times for shares of the Class A Common Stock. Nevertheless, sales of a substantial amount of the Class A Common Stock in the public market, or the perception that such sales could occur, could adversely affect market prices.

Transfer Agent

     The Transfer Agent for the capital stock of the Company is ChaseMellon Shareholder Services, L.L.C. Its address for such purposes is P.O. Box 590, Ridgefield Park, New Jersey 07660, and its telephone number is 800-851-9677.

Item 12. Indemnification of Directors and Officers

     As permitted by the provisions for indemnification of directors and officers in the Pennsylvania Business Corporation Law, which applies to the Company, the Company's Bylaws provide for indemnification of directors and officers for reasonable expenses, judgments, fines and amounts paid in settlement of actions unless the act or failure to act giving rise to the claim for indemnification is determined by a court to have constituted willful misconduct or recklessness.

     The Bylaws of the Company also avail directors of the Pennsylvania law limiting directors' liability for money damages except in those cases where they have breached their fiduciary duty and such breach constitutes self-dealing, willful misconduct or recklessness. Such provisions are subject to applicable federal and state regulatory restrictions. Such provisions do not apply, however, to the responsibility or liability of a director pursuant to any criminal statute or the liability of a director for the payment of taxes pursuant to local, federal or state law.

     The Company provides liability insurance for each director and officer of the Company and its subsidiaries for certain losses arising from claims or charges against them while serving in their capacities as directors or officers up to an aggregate of $10,000,000 including defense costs, expenses and charges.

Item 13. Financial Statements and Supplementary Data

                   Index to Consolidated Financial Statements


                                                                           Page
                                                                           ----
Consolidated Statements of Operations for the years ended
December 31, 1996, 1995 and 1994............................................F-1

Consolidated Balance Sheets as of
December 31, 1996 and 1995..................................................F-2

Consolidated Statements of Cash Flows for the years ended
December 31, 1996, 1995 and 1994............................................F-3

Consolidated Statements of Shareholders' Equity
for the years ended December 31, 1996, 1995 and 1994........................F-4

Notes to Consolidated Financial Statements..................................F-5

Report of Independent Accountants..........................................F-31


Condensed Consolidated Statements of Operations for the
Three and Six Months Ended June 30, 1997 and June 30, 1996 (unaudited).....F-32

Condensed Consolidated Balance Sheets as of June 30, 1997
(unaudited) and December 31, 1996..........................................F-33

Condensed Consolidated Statements of Cash Flows for the Six
Months Ended June 30, 1997 and June 30, 1996 (unaudited)...................F-34

Notes to the Interim Condensed Consolidated Financial
Statements (unaudited).....................................................F-35

                     Pennsylvania Manufacturers Corporation
                      Consolidated Statements of Operations

                                                                                for the years ended December 31,
(in thousands, except per share data)                                           1996           1995          1994
-------------------------------------                                        ---------      ---------      --------
Revenues:
Net premiums written ...................................................     $ 443,475      $ 489,876      $466,502
Change in net unearned premiums ........................................       (22,900)        (4,924)           32
                                                                             ---------      ---------      --------
  Net premiums earned ..................................................       420,575        484,952       466,534
Net investment income ..................................................       133,936        139,355       138,719
Net realized investment gains ..........................................         2,984         31,923        47,521
Service revenues .......................................................         9,189          5,106         3,380
                                                                             ---------      ---------      --------
  Total revenues .......................................................       566,684        661,336       656,154
                                                                             ---------      ---------      --------

Losses and Expenses:

Losses and loss adjustment expenses
    (includes ($35,000) effect of the change in the discount rate on the
    Property and Casualty Group's workers' compensation unpaid
    losses from 4% to 5% in 1995) ......................................       536,623        422,578       402,869
Amortization of deferred acquisition costs .............................        90,292         87,207        83,527
Operating expenses .....................................................        97,856         81,161        74,648
Dividends to policyholders .............................................        16,255         16,743        16,679
Interest expense .......................................................        17,052         18,734        13,051
                                                                             ---------      ---------      --------
    Total losses and expenses ..........................................       758,078        626,423       590,774
                                                                             ---------      ---------      --------

    (Loss) income before income taxes ..................................      (191,394)        34,913        65,380
                                                                             ---------      ---------      --------
(Benefit) provision for income taxes:
    Current ............................................................       (44,572)        (4,570)        8,000
    Deferred ...........................................................       (11,488)        15,353           130
                                                                             ---------      ---------      --------
    Total ..............................................................       (56,060)        10,783         8,130
                                                                             ---------      ---------      --------

    Net (loss) income ..................................................     $(135,334)     $  24,130      $ 57,250
                                                                             =========      =========      ========

(Loss) Earnings per Common and Equivalent Share
Primary:
    (Loss) earnings per primary share ..................................     $   (5.68)     $     .98      $   2.32
                                                                             =========      =========      ========
Fully diluted:
    (Loss) earnings per fully-diluted share ............................     $   (5.68)     $     .97      $   2.32
                                                                             =========      =========      ========

        See accompanying notes to the consolidated financial statements.

                     Pennsylvania Manufacturers Corporation
                           Consolidated Balance Sheets

                                                                               December 31,     December 31,
(in thousands, except share data)                                                 1996             1995
---------------------------------                                              ------------     ------------

Assets
Investments:
    Fixed maturities available for sale, at fair value ...................     $ 2,126,120      $ 2,230,992
        (amortized cost: 1996 -- $2,164,391; 1995 -- $2,206,806)
    Equity securities, at fair value (cost: 1996 -- $259;
         1995 -- $8,132) .................................................             262           10,886
    Short-term investments, at amortized cost
          which approximates fair value ..................................         134,971          214,071
                                                                               -----------      -----------
         Total investments ...............................................       2,261,353        2,455,949

Cash .....................................................................           7,176            9,170
Investment income due and accrued ........................................          30,268           35,456
Uncollected premiums (net of allowance for
    uncollectible accounts: 1996 -- $18,877; 1995 -- $16,330) ............         285,982          290,705
Reinsurance receivables (net of allowance
    for uncollectible reinsurance: 1996 -- $3,901; 1995 -- $6,208) .......         257,983          264,647
Property and equipment (net of accumulated
    depreciation: 1996 -- $41,219; $1995 -- $28,614) .....................          50,861           56,649
Deferred income taxes, net ...............................................         101,642           67,331
Deferred acquisition costs ...............................................          44,006           37,901
Other assets .............................................................          78,245           40,764
                                                                               -----------      -----------
    Total assets .........................................................     $ 3,117,516      $ 3,258,572
                                                                               ===========      ===========

Liabilities
Unpaid losses and loss adjustment expenses ...............................     $ 2,091,072        2,069,986
Unearned premiums ........................................................         205,982          192,722
Long-term debt ...........................................................         204,699          203,848
Dividends to policyholders ...............................................          12,524           13,156
Funds held under reinsurance treaties ....................................          86,804           73,605
Taxes, licenses and fees, and other expenses .............................          39,226           29,607
Other liabilities ........................................................          51,381           65,980
                                                                               -----------      -----------
    Total liabilities ....................................................       2,691,688        2,648,904
                                                                               -----------      -----------

Commitments and contingencies (Note 13)

Shareholders' Equity
Common stock, $5 par value
    (40,000,000 shares authorized; 16,095,416 shares issued and 15,670,052 outstanding -- 1996; 17,044,580 shares issued and 16,652,016
    outstanding -- 1995) .................................................          80,477           85,223
Class A common stock, $5 par value
    (40,000,000 shares authorized; 8,247,804 shares issued and 8,173,023 outstanding -- 1996; 7,298,640 shares issued and 7,225,232
    outstanding -- 1995) .................................................          41,239           36,493
Retained earnings ........................................................         336,921          480,181
Unrealized (loss) gain on investments
    (net of deferred income taxes: 1996--$13,394; 1995--($9,429)) ........         (24,874)          17,511
Notes receivable from officers ...........................................          (1,162)          (3,896)
Treasury stock, at cost:
    Common stock (1996--425,364 shares; 1995--392,564 shares) ............          (5,408)          (4,769)
    Class A common stock (1996--74,781 shares; 1995--73,408 shares) ......          (1,365)          (1,075)
                                                                               -----------      -----------
         Total shareholders' equity ......................................         425,828          609,668
                                                                               -----------      -----------
         Total liabilities and shareholders' equity ......................     $ 3,117,516      $ 3,258,572
                                                                               ===========      ===========

        See accompanying notes to the consolidated financial statements.

                     Pennsylvania Manufacturers Corporation
                      Consolidated Statements of Cash Flows


                                                                                       for the years ended December 31,
(in thousands)                                                                          1996           1995         1994
--------------                                                                     ------------   -----------    -----------

Cash flows from operating activities:
    Net (loss) income ..........................................................   $  (135,334)   $    24,130    $    57,250
    Adjustments to reconcile net (loss) income to net cash flows (used)
    provided by operating activities:
         Depreciation ..........................................................        12,511          7,652          8,551
         Amortization (accretion) ..............................................         7,243             35           (405)
         (Benefit) provision for deferred income taxes .........................       (11,488)        15,353            130
         Net realized investment gains .........................................        (2,984)       (31,923)       (47,521)
         Change in uncollected premiums and unearned premiums, net .............        17,983         22,381         35,623
         Change in dividends to policyholders ..................................          (632)           910         (7,754)
         Change in unpaid losses and loss adjustment expenses ..................        21,086        (33,728)       (46,951)
         Change in investment income due and accrued ...........................         5,188          4,961           (267)
         Change in deferred acquisition costs ..................................        (6,105)        (5,665)        (1,844)
         Other, net ............................................................       (23,413)        11,807          5,482
                                                                                   -----------    -----------    -----------
Net cash flows (used) provided by operating activities .........................      (115,945)        15,913          2,294
                                                                                   -----------    -----------    -----------

Cash flows from investing activities:
    Fixed maturity investments held to maturity:
         Purchases .............................................................          --             --         (354,379)
         Maturities or calls ...................................................          --            3,809         16,658
    Fixed maturity investments available for sale:
         Purchases .............................................................    (1,227,173)    (2,147,600)      (756,704)
         Maturities or calls ...................................................        52,280         75,861         34,900
         Sales .................................................................     1,210,114      2,085,864      1,161,133
    Equity securities:
         Purchases .............................................................        (5,196)       (18,104)       (46,828)
         Sales .................................................................        16,984         28,793         88,909
    Net sales (purchases) of short-term investments ............................        78,935        (35,445)      (120,675)
    Net purchases of property and equipment ....................................        (6,723)        (6,017)       (12,905)
                                                                                   -----------    -----------    -----------
Net cash flows provided (used) by investing activities .........................       119,221        (12,839)        10,109
                                                                                   -----------    -----------    -----------

Cash flows from financing activities:
    Proceeds from issuances of long-term debt ..................................        26,000        125,000         25,000
    Repayments of long-term debt ...............................................       (25,149)      (125,127)       (15,861)
    Dividends paid to shareholders .............................................        (7,926)        (7,885)        (5,881)
    Treasury stock transactions, net ...........................................          (929)           480         (3,893)
    Repayments of notes receivable from officers ...............................         2,734            478            235
                                                                                   -----------    -----------    -----------
Net cash flows used by financing activities ....................................        (5,270)        (7,054)          (400)
                                                                                   -----------    -----------    -----------

Net (decrease) increase in cash ................................................        (1,994)        (3,980)        12,003
Cash January 1 .................................................................         9,170         13,150          1,147
                                                                                   -----------    -----------    -----------
Cash December 31 ...............................................................   $     7,176    $     9,170    $    13,150
                                                                                   ===========    ===========    ===========

Supplementary cash flow information:
    Amounts paid (received) for income taxes ...................................   $     5,525    $      (951)   $     4,532
    Amounts paid for interest ..................................................   $    16,622    $    15,062    $     2,899
    Fair value of securities transferred from held to maturity classification to
         available for sale classification .....................................   $      --      $ 1,238,077    $      --


        See accompanying notes to the consolidated financial statements.

                     Pennsylvania Manufacturers Corporation
                 Consolidated Statements of Shareholders' Equity
                 (in thousands, except share and per share data)

                                                Common Stock             Class A Common Stock
                                        ------------------------------------------------------        Retained
                                          Shares          Amounts       Shares         Amounts        earnings
----------------------------------------------------------------------------------------------------------------
Balance - January 1, 1994 ..........    18,400,506         92,003      5,942,714      $ 29,713       $ 414,132
Net income .........................                                                                    57,250
Common stock dividends
declared ($.32 per share) ..........                                                                    (5,686)
Class A common stock
dividends declared share) ($.36 per
share ..............................                                                                    (2,160)
Conversion of common stock
into Class A common stock ..........      (793,656)        (3,969)       793,656         3,969
Cumulative effect of
accounting change-adoption
of SFAS No. 115 (net of tax
effect of ($24,415)) ...............
Unrealized loss on
investments available for sale
net of tax effect of $54,430) ......
Repayments of notes ................
Purchase of treasury shares, net ...
Effect of other treasury stock
transactions .......................                                                                       (58)
Stock options issued ...............                                                                       474
----------------------------------------------------------------------------------------------------------------
Balance -- December 31 1994  .......    17,606,850         88,034      6,736,370        33,682         463,952
Net income .........................                                                                    24,130
Common stock dividends
declared ($.32 per share) ..........                                                                    (5,396)
Class A common stock
dividends declared ($.36 per
share ..............................                                                                    (2,505)
Conversion of common stock
into Class A common stock ..........      (562,270)        (2,811)       562,270         2,811
Unrealized gain on
investment available for sale
(net of tax effect of
($36,063)) .........................
Repayments of notes ................
Purchase of treasury shares,
net ................................
Effect of other treasury stock
transactions .......................
----------------------------------------------------------------------------------------------------------------
Balance -- December 31 1995  .......    17,044,580         85,223      7,298,640        36,493         480,181
Net loss ...........................                                                                  (135,334)
Common stock dividends
declared ($.32 per share) ..........                                                                    (5,138)
Class A common stock
dividends declared ($.36 per
share) .............................                                                                    (2,788)
Conversion of common stock
into Class A common stock ..........      (949,164)        (4,746)       949,164         4,746
Unrealized loss on
investments available for sale
(net of tax effect of $22,823) .....
Repayments of notes ................
Purchase of treasury shares,
net ................................
----------------------------------------------------------------------------------------------------------------
Balance -- December 31, 1996 .......    16,095,416    $    80,477      8,247,804   $    41,239     $   336,921
================================================================================================================



                                                                                       Treasury stock, at cost
                                                                             -------------------------------------------
                                           Unrealized         Notes
                                              gain         receivable           Common Stock      Class A Common Stock
                                           (loss) on          from           -------------------------------------------
                                          investments       officers         Shares     Amounts     Shares    Amounts      Total
-----------------------------------------------------------------------------------------------------------------------------------
Balance - January 1, 1994 ..........       $   6,276         (4,609)        125,799     $ (1,337)  177,103   $ (1,795)    $534,383
Net income .........................                                                                                        57,250
Common stock dividends
declared ($.32 per share) ..........                                                                                        (5,686)
Class A common stock
dividends declared share) ($.36 per
share ..............................                                                                                        (2,160)
Conversion of common stock
into Class A common stock ..........                                                                                            --
Cumulative effect of
accounting change-adoption
of SFAS No. 115 (net of tax
effect of ($24,415)) ...............          45,343                                                                        45,343
Unrealized loss on
investments available for sale
net of tax effect of $54,430) ......        (101,084)                                                                     (101,084)
Repayments of notes ................                            235                                                            235
Purchase of treasury shares, net ...                                        262,715       (3,369)   52,320       (785)      (4,154)
Effect of other treasury stock
transactions .......................                                                               (28,925)       319          261
Stock options issued ...............                                                                                           474
-----------------------------------------------------------------------------------------------------------------------------------
Balance -- December 31 1994 ........         (49,465)        (4,374)        388,514       (4,706)  200,498     (2,261)     524,862
Net income .........................                                                                                        24,130
Common stock dividends
declared ($.32 per share) ..........                                                                                        (5,396)
Class A common stock
dividends declared ($.36 per
share ..............................                                                                                        (2,505)
Conversion of common stock
into Class A common stock ..........                                                                                            --
Unrealized gain on
investment available for sale
(net of tax effect of
($36,063)) .........................          66,976                                                                        66,976
Repayments of notes ................                            478                                                            478
Purchase of treasury shares,
net ................................                                          4,050         (63)   150,442     (2,355)      (2,418)
Effect of other treasury stock
transactions .......................                                                              (277,532)     3,541        3,541
-----------------------------------------------------------------------------------------------------------------------------------
Balance -- December 31 1995 ........          17,511         (3,896)        392,564      (4,769)    73,408     (1,075)     609,668
Net loss ...........................                                                                                      (135,334)
Common stock dividends
declared ($.32 per share) ..........                                                                                        (5,138)
Class A common stock
dividends declared ($.36 per
share) .............................                                                                                        (2,788)
Conversion of common stock
into Class A common stock ..........                                                                                            --
Unrealized loss on
investments available for sale
(net of tax effect of $22,823) .....         (42,385)                                                                      (42,385)
Repayments of notes ................                          2,734                                                          2,734
Purchase of treasury shares,
net ................................                                         32,800        (639)     1,373       (290)        (929)
-----------------------------------------------------------------------------------------------------------------------------------
Balance -- December 31, 1996 .......       $ (24,874)      $ (1,162)        425,364    $ (5,408)    74,781   $ (1,365)    $425,828
===================================================================================================================================


        See accompanying notes to the consolidated financial statements.

                   Notes to Consolidated Financial Statements
         (Dollar amounts in thousands, except share and per share data)

1.  Summary of Significant Accounting Policies

         The accompanying consolidated financial statements include the accounts of Pennsylvania Manufacturers Corporation (PMC) and its wholly and majority owned subsidiaries (the Company). PMC is an insurance holding company that sells property and casualty insurance and reinsurance through its insurance subsidiaries; with the exception of certain foreign affiliates, PMC's insurance subsidiaries are domiciled in Pennsylvania. Its property and casualty insurance subsidiaries (the Property and Casualty Group) write workers' compensation and other lines of commercial insurance primarily in the Mid-Atlantic and Southern regions. PMC's reinsurance subsidiary, PMA Reinsurance Corporation (PMA Re), emphasizes risk-exposed, excess of loss reinsurance and operates in the brokered market. PMA Re's business is predominantly in casualty lines of reinsurance.

         The Company's significant accounting policies and practices are as follows:

A. Basis of Presentation -- The consolidated financial statements have been prepared in accordance with generally accepted accounting principles (GAAP). All significant intercompany accounts and transactions have been eliminated in consolidation.

         These consolidated financial statements vary in certain respects from statutory accounting practices prescribed or permitted by the Pennsylvania Insurance Department (SAP). Prescribed SAP includes state laws, regulations and general administrative rules, as well as a variety of NAIC publications. Permitted SAP encompasses all accounting practices that are not prescribed. The NAIC has a project to codify SAP, the result of which is expected to constitute the only source of prescribed SAP. The project, when completed, will change the definitions of what comprises prescribed versus permitted SAP and may result in changes to the accounting policies that insurance companies use to prepare SAP financial statements.

         SAP net (loss) income and capital and surplus for PMC's domestic insurance subsidiaries as reported to the Pennsylvania Insurance Department are as follows:

                                                             For the years ended December 31,
                                                              1996         1995        1994
                                                            ---------    ---------   ---------
SAP Net (Loss) Income
         The Property and Casualty Group .................  $(191,640)   $  30,925   $  51,110
         PMA Re ..........................................     26,338       36,854      33,662
                                                            ---------    ---------   ---------
Total ....................................................  $(165,302)   $  67,779   $  84,772
                                                            =========    =========   =========


                                                                        December 31,
                                                                 1996         1995        1994
                                                            ---------    ---------   ---------
SAP Capital and Surplus
         The Property and Casualty Group .................  $ 279,764    $ 402,968   $ 405,020
         PMA Re ..........................................    260,853      254,088     237,387
                                                            ---------    ---------   ---------
Total ....................................................  $ 540,617    $ 657,056   $ 642,407
                                                            =========    =========   =========

         A reconciliation of PMC's domestic insurance subsidiaries' SAP net
(loss) income and capital and surplus to the Company's GAAP net (loss) income and shareholders' equity is as follows:

                                                                   For the years ended December 31,
                                                                   1996         1995         1994
                                                                 ---------    ---------    ---------
Net (Loss) Income
SAP net (loss) income:
      Domestic insurance subsidiaries ........................   $(165,302)   $  67,779    $  84,772
      Other entities and eliminations ........................      18,706      (34,147)     (27,682)
                                                                 ---------    ---------    ---------
SAP net (loss) income -- the Company .........................    (146,596)      33,632       57,090
GAAP adjustments:
      Change in deferred acquisition costs ...................       6,105        5,665        1,844
      Benefit (provision) for deferred income taxes ..........      11,488      (15,353)        (130)
      Allowance for doubtful accounts ........................      (5,317)       4,105       (1,080)
      Retirement accruals ....................................         (76)      (3,613)        --
      Other ..................................................        (938)        (306)        (474)
                                                                 ---------    ---------    ---------
GAAP net (loss) income .......................................   $(135,334)   $  24,130    $  57,250
                                                                 =========    =========    =========


                                                                             December 31,
                                                                    1996        1995         1994
                                                                 ---------    ---------    ---------
Shareholders' equity
SAP capital and surplus:
      Domestic insurance subsidiaries ........................   $ 540,617    $ 657,056    $ 642,407
      Other entities and eliminations ........................    (206,642)    (175,213)    (188,000)
                                                                 ---------    ---------    ---------
SAP capital and surplus -- the Company .......................     333,975      481,843      454,407
GAAP adjustments:
      Deferred acquisition costs .............................      44,006       37,901       32,236
      Deferred income taxes ..................................     101,642       67,331      118,747
      Allowance for doubtful accounts ........................     (26,214)     (20,897)     (25,002)
      Retirement accruals ....................................     (14,571)     (14,495)     (10,954)
      Reversal of non-admitted assets ........................      25,599       32,841       29,324
      Unrealized (loss) gain on fixed
         maturity investments available for sale .............     (38,271)      24,186      (75,688)
      Other ..................................................        (338)         958        1,792
                                                                 ---------    ---------    ---------
GAAP shareholders' equity ....................................   $ 425,828    $ 609,668    $ 524,862
                                                                 =========    =========    =========


B. Investments -- Effective January 1, 1994, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Upon adoption of SFAS No. 115, the Company designated investments in fixed maturities with a total amortized cost and fair value of $1,350,884 and $1,420,642, respectively, as available-for-sale. Under SFAS No. 115, fixed maturities which the Company may hold for an indefinite period of time are classified as available-for-sale and, accordingly, are carried at fair value with changes in fair value, net of income tax effects, reflected in shareholders' equity. Fixed maturities which the Company has the positive intent and ability to hold to maturity are carried at amortized cost. In 1995, the Company reevaluated the classifications of its investments. As a result, effective June 30, 1995, the Company reclassified its entire held-to-maturity portfolio, which had an amortized cost of $1,241,774, to the available-for-sale designation in order to match more closely the Company's investment strategy. This reclassification resulted in a $1,238,077 increase in available-for-sale securities and a $2,403 unrealized loss (net of deferred taxes), with no impact on net income.

         Equity securities for all periods are stated at fair value with changes in fair value, net of income tax effects, reflected in shareholders' equity.

         Realized gains and losses, determined by the first-in, first-out method, are reflected in income in the period in which the sale transaction occurs.

C. Premiums -- Premiums, including estimates of additional premiums resulting from audits of insureds' records, are earned principally on a pro rata basis over the terms of the policies. Premiums applicable to the unexpired terms of policies in-force are reported as unearned premiums. Estimated premiums receivable on retrospectively rated policies are reported as a component of uncollected premiums.

         The Company follows Emerging Issues Task Force Consensus Position No. 93-6, "Accounting for Multiple Year Retrospectively Rated Contracts by Ceding and Assuming Enterprises" (EITF 93-6). EITF 93-6 requires that the Company reflect adjustments to future premiums, as the result of past experience under multiple year reinsurance contracts, in earnings currently. The impact of EITF 93-6 has been immaterial.

D. Unpaid Losses and Loss Adjustment Expenses -- Unpaid losses and loss adjustment expenses are stated net of estimated salvage and subrogation and are determined using claims adjusters' evaluations, estimates of losses and loss adjustment expenses on known claims, and estimates of losses and loss adjustment expenses incurred but not reported (IBNR). IBNR is calculated utilizing various actuarial methods. Unpaid losses on certain workers' compensation claims are discounted to present value using the Company's payment experience and SAP mortality and interest assumptions (see Note 3). The methods of making such estimates and establishing the resulting reserves are continually reviewed and updated and any adjustments resulting therefrom are reflected in earnings currently.


         At December 31, 1996, the Company's loss reserves were stated net of $75,000 of salvage and subrogation, of which $65,800 related to the Property and Casualty Group allocable to the following lines of business: workers' compensation, $61,900; commercial automobile, $1,400; commercial multi-peril, $1,000, and all other lines, $1,500; the anticipated salvage and subrogation was $9,200 for PMA Re. The Company's policy with respect to estimating the amounts and realizability of salvage and subrogation is to develop accident year schedules of historic paid salvage and subrogation by line of business, which are then projected to an ultimate basis using typical actuarial projection techniques. The anticipated salvage and subrogation is the estimated ultimate salvage and subrogation less any amounts received by the Company. The realizability of anticipated salvage and subrogation is reflected in the historical data that is used to complete the projection, as historic paid data implicitly considers realization and collectibility.

E. Deferred Acquisition Costs -- The costs of acquiring new and renewal business are deferred and amortized over the period during which the related premiums are earned. Such costs include direct acquisition costs, including commissions, brokerage, and premium taxes. In addition, the Company defers certain internal costs that vary with and are directly related to the production of business. The internal costs subject to the deferral include: salaries of underwriting, sales, and marketing personnel; advertising costs; and an allocation of management information systems costs related to underwriting, marketing, and policy issuance. The Company determines whether deferred acquisition costs are recoverable considering future losses and loss adjustment expenses, maintenance costs, and anticipated investment income. To the extent that deferred acquisition costs are not recoverable, the deficiency is charged to income currently.

F. Policyholder Dividends -- The Property and Casualty Group issues certain workers' compensation insurance policies with dividend payment features. These policyholders share in the operating results in the form of dividends declared at the discretion of the Company's board of directors. Dividends to policyholders are accrued during the period in which the related premiums are earned and are determined based on the terms of the individual policies.

G. Income Taxes --The Company accounts for income taxes under SFAS No. 109 "Accounting for Income Taxes" (SFAS 109). SFAS 109 is an asset and liability approach, whereby deferred tax assets and liabilities are recorded to the extent of the tax effect of differences between the financial statement carrying values and tax bases of assets and liabilities. A valuation allowance is recorded for deferred tax assets where it appears more likely than not that the Company will not be able to recover the deferred tax asset.

H. Property and Equipment -- Property and equipment are stated at cost, less accumulated depreciation. Depreciation is calculated on the straight-line method utilizing useful lives ranging from 3 to 40 years. During 1996, The Property and Casualty Group changed the depreciable lives for its mainframe computer equipment from five years to three years. The effect of this adjustment was to increase 1996 depreciation expense by $4,800.

I. Per Share Information -- In 1996, earnings per share was based upon the weighted average number of common shares outstanding during the year. The assumed exercise price of stock options using the average market price was not taken into consideration as these stock options would have an anti-dilutive effect on net loss per share. The number of weighted average common shares outstanding for the year ended December 31, 1996 for both primary and fully diluted earnings per share was 23,800,791.

         In 1995, earnings per share was based upon the weighted average number of common shares outstanding during the year and the assumed exercise price of dilutive stock options less the number of treasury shares assumed to be purchased from the proceeds as if using the average market price and the closing price of the Company's common stock and Class A common stock for primary and fully-diluted earnings per share, respectively. The number of weighted average common shares and common share equivalents outstanding for primary and fully-diluted earnings per share were 24,709,031 and 24,934,579, respectively, for the year ended December 31, 1995.

         In 1994, the weighted average number of common shares and common share equivalents outstanding during each year were equivalent for primary and fully-diluted earnings per share. The weighted average number of common shares and common share equivalents outstanding was 24,650,741 for the year ended December 31, 1994.

J. Stock-Based Compensation -- The Company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related Interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grants over the amount an employee must pay to acquire the stock.

K. Computer Software Costs Related to the Year 2000 -- In 1996, the Company adopted Emerging Issues Task Force Consensus Position No. 96-14, "Accounting for the Costs Associated with Modifying Computer Software for the Year 2000" (EITF 96-14). EITF 96-14 states that external and internal costs specifically associated with modifying internal-use software for the Year 2000 should be charged to expense as incurred. In accordance with EITF 96-14, the Company charged $1,808 to operating expenses during the year ended December 31, 1996, for costs associated with modifying internal-use software.

L. Service Revenues -- Service revenues are earned over the term of the related contracts in proportion to the actual services rendered.

M. Reclassifications -- Certain prior year amounts have been reclassified to conform to the current year presentation. Additionally, in 1995, the Company elected to change its method of reporting cash flows from the direct method to the indirect method and prior period financial statements were reclassified accordingly.

N. Recently Issued Accounting Standards -- In June 1996, the Financial Accounting Standards Board issued SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." SFAS No. 125, which is effective for transfers and extinguishments occurring after December 31, 1996, provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. The Property and Casualty Group's domestic insurance subsidiaries currently participate in a transfer arrangement of certain accounts receivable. Such arrangement will be restructured or terminated as a result of SFAS No. 125. The restructuring or termination of such arrangement is not expected to have a material impact on the Company's financial condition or results of operations.

         In February 1997, the Financial Accounting Standards Board issued SFAS No. 128, "Earnings Per Share", which supersedes Accounting Principles Board Opinion No. 15, "Earnings Per Share" and related Interpretations. SFAS No. 128, which is effective for financial statements for both interim and annual periods ending after December 15, 1997, requires presentation of earnings per share by all entities that have issued common stock or potential common stock if those securities trade in a public market either on a stock exchange or in the over-the-counter market, including securities quoted only locally or regionally. As SFAS No. 128 is a disclosure standard, adoption is not expected to have a material impact on the Company's financial condition or results of operations.


O. Long Lived Assets -- It is management's policy to review long lived assets, such as the Company's properties, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Such changes in circumstances include such things as significant decline in market value or change in use of the asset. Periodically, management reviews appraisals and/or cash flow projections from properties and other long lived assets and compares such amounts to the carrying values to determine whether or not there has been an impairment. If such an impairment exists, it is management's policy to write down the carrying value of the asset to fair value less costs to carry and dispose of the asset, where applicable.


2.  Investments

         The Company's investment portfolio is well diversified and contains no significant concentrations in any specific industry, business segment, or individual issuer. The Company principally invests in U.S. Treasury securities, high-quality obligations of states and political subdivisions and corporations, and mortgage-backed securities. The Company does not have any investments in its portfolio that are considered below investment grade, as defined by independent security rating agencies. Equity securities consist entirely of common stocks of financial institutions, public utilities, and industrial and service entities.

         The amortized cost and fair value of the Company's investment portfolio are as follows:


                                                                                       Gross           Gross
                                                                     Amortized     Unrealized     Unrealized           Fair
                                                                          Cost          Gains         Losses          Value
                                                                     ---------     ----------     ----------          -----
December 31, 1996
Fixed maturities available for sale:
      U.S. Treasury securities and obligations of U.S.
           Government agencies ..................................   $1,640,881        $ 4,045        $42,182     $1,602,744
      Obligations of states and political subdivisions ..........       77,562            194          1,229         76,527
      Corporate debt securities .................................      372,620          3,203          2,977        372,846
      Mortgage-backed securities ................................       73,328            728             53         74,003
                                                                    ----------        -------        -------     ----------
      Total fixed maturities available for sale .................    2,164,391          8,170         46,441      2,126,120
Equity securities ...............................................          259              3           --              262
Short-term investments ..........................................      134,971           --             --          134,971
                                                                    ----------        -------        -------     ----------
      Total investments .........................................   $2,299,621        $ 8,173        $46,441     $2,261,353
                                                                    ==========        =======        =======     ==========

December 31, 1995
Fixed maturities available for sale:
      U.S. Treasury securities and obligations of U.S.
           Government agencies ..................................   $1,651,858        $17,395         $2,978     $1,666,275
      Obligations of states and political subdivisions ..........      429,118          9,073          2,322        435,869
      Corporate debt securities .................................      125,830          3,059             41        128,848
                                                                    ----------        -------        -------     ----------
      Total fixed maturities available for sale .................    2,206,806         29,527          5,341      2,230,992
Equity securities ...............................................        8,132          2,967            213         10,886
Short-term investments ..........................................      214,071           --             --          214,071
                                                                    ----------        -------        -------     ----------
      Total investments .........................................   $2,429,009        $32,494        $ 5,554     $2,455,949
                                                                    ==========        =======        =======     ==========

         The amortized cost and estimated fair value of fixed maturities at December 31, 1996, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because the issuers may have the right to call or prepay obligations with or without call or prepayment penalties.


                                                      Amortized         Fair
                                                           Cost        Value
                                                      ---------        -----

1997 .............................................   $  110,974   $  110,798
1998-2001 ........................................      534,450      525,507
2002-2006 ........................................      679,444      661,184
2007 and thereafter ..............................      766,195      754,628
Mortgage backed securities .......................       73,328       74,003
                                                     ----------   ----------
                                                     $2,164,391   $2,126,120
                                                     ==========   ==========

         Net investment income consists of the following:



                                            For the years ended December 31,
                                            1996          1995          1994
                                          --------      --------      --------

Fixed maturities ..................       $131,530      $129,883      $135,299
Equity securities .................            148           503         1,253
Short-term investments ............          7,711        11,764         3,397
Other .............................          3,251         4,303           830
                                          --------      --------      --------
         Total investment income...        142,640       146,453       140,779
Investment expenses ...............          8,704         7,098         2,060
                                          --------      --------      --------
         Net investment income ....       $133,936      $139,355      $138,719
                                          ========      ========      ========

Net realized investment gains consist of the following:

                                              For the years ended December 31,
                                                 1996      1995      1994
                                                -------   -------   -------
Realized gains:
    Fixed maturities .....................      $12,762   $37,900   $40,767
    Equity securities ....................        4,351     3,117    12,822
    Other ................................            4      --         101
                                                -------   -------   -------
                                                 17,117    41,017    53,690
                                                -------   -------   -------
Realized losses:
    Fixed maturities .....................       12,861     5,956     1,844
    Equity securities ....................          436     2,200     4,325
    Other ................................          836       938      --
                                                -------   -------   -------
                                                 14,133     9,094     6,169
                                                -------   -------   -------
Total net realized investment gains.......      $ 2,984   $31,923   $47,521
                                                =======   =======   =======




         On December 31, 1996, the Company had securities with a total amortized cost and fair value of $17,102 and $16,886, respectively, on deposit with various governmental authorities, as required by law. In addition, at December 31, 1996, securities with a total amortized cost and fair value of $10,527 and $10,404, respectively, were pledged as collateral for letters of credit issued on behalf of the Company.

         Change in unrealized (depreciation) appreciation of investments consists of the following:

                                                                         For the years ended December 31,
                                                                          1996         1995        1994
                                                                        ---------    ---------   ---------

      Cumulative effect of accounting change .....................      $    --      $    --     $  69,758
      Fixed maturities available for sale ........................        (62,457)      99,874    (145,444)
      Equity securities ..........................................         (2,751)       3,165     (10,070)
                                                                        ---------    ---------   ---------
Change in unrealized (depreciation) appreciation of investments...      $ (65,208)   $ 103,039   $ (85,756)
                                                                        =========    =========   =========

3.  Unpaid Losses and Loss Adjustment Expenses

         Activity in the liability for unpaid losses and loss adjustment expenses (LAE) is summarized as follows:

                                                                                   For the years ended December 31,
                                                                                  1996          1995           1994
                                                                              -----------    -----------    -----------

Balance at January 1 ......................................................   $ 2,069,986    $ 2,103,714    $ 2,150,665
Less: reinsurance recoverable on unpaid
      losses and LAE ......................................................       261,492        247,856        218,695
                                                                              -----------    -----------    -----------
         Net balance at January 1 .........................................     1,808,494      1,855,858      1,931,970
                                                                              -----------    -----------    -----------
Losses and LAE incurred, net:
      Current year ........................................................       323,069        357,787        352,025
      Prior years .........................................................       156,074         51,491            366
      Accretion of discount (includes ($35,000) effect of the change in the discount rate for The Property and Casualty Group's workers'
         compensation unpaid losses from 4% to 5% in
         1995).............................................................        57,480         13,300         50,478
                                                                              -----------    -----------    -----------
Total losses and LAE incurred, net ........................................       536,623        422,578        402,869
                                                                              -----------    -----------    -----------
Losses and LAE paid, net:
      Current year ........................................................       (72,194)       (71,126)       (71,965)
      Prior years .........................................................      (438,427)      (398,816)      (407,016)
                                                                              -----------    -----------    -----------
Total losses and LAE paid, net ............................................      (510,621)      (469,942)      (478,981)
                                                                              -----------    -----------    -----------
Net balance at December 31 ................................................     1,834,496      1,808,494      1,855,858
Reinsurance recoverable on unpaid losses and LAE ..........................       256,576        261,492        247,856
                                                                              -----------    -----------    -----------
Balance at December 31 ....................................................   $ 2,091,072    $ 2,069,986    $ 2,103,714
                                                                              ===========    ===========    ===========

         The increase in estimated incurred losses and LAE during 1996 is primarily due to a loss reserve strengthening charge of $191,400. This loss reserve strengthening was associated with the following lines of business:


                  Workers' compensation        $110,000
                  Asbestos and environmental     60,400
                  Other lines of business        21,000
                                               --------
                                               $191,400
                                               ========


     The Company's results of operations included an increase in estimated incurred losses and LAE related to prior years of $156,074, $51,491, and $366 in 1996, 1995, and 1994, respectively. The 1996 aggregate workers' compensation adverse development was allocated $102,000 to Pennsylvania and $8,000 to all other states in the Company's marketing territory. Of the $102,000, the allocation by year is as follows: prior to 1987: $16,000; 1987-1991: $101,000; and 1992 and subsequent years: $(15,000). In 1995 and 1994, substantially all of the workers compensation adverse development related to accident years 1987 to 1991 in Pennsylvania. For accident years prior to 1992, the traditional paid loss development schedules for workers' compensation had begun to exhibit an increasing trend in loss development factors by 1993. This trend was initially attributed to an increase in commutation activity. As more mature and additional claim count data became available in calendar year 1995, it was recognized that the observed increase in payment levels was the result of a slow down in claim closure rates as well as an increase in commutation activity. Management believes that the decline of the closure rates was due to several interrelated factors. One factor related to the fact that efforts to rehabilitate claimants and return them to work were not as successful as anticipated. For accident years 1987 to 1991, in particular, extensive efforts were made by the Company to rehabilitate claimants and return them to work at either full or modified duty. By late 1995 and into 1996, it was recognized, by a review of a slow down in the claims closure pattern that these rehabilitation efforts were not impacting the closure rates as expected. Another factor negatively impacting claims closure rates related to the economic conditions in Pennsylvania in the early 1990's. During the period from 1990 to 1994, economic conditions in Pennsylvania were considered to be depressed in the Company's major industry niches for workers' compensation insurance (construction, heavy manufacturing). Payrolls in these industries were stagnant, and in many cases, employment was flat or declining. The Company believes that in periods of declining employment opportunities, there is a tendency for indemnity periods to increase, and noted that this occurred for workers who suffered injuries in these industries. The above factors, when considered with the fact that the benefits period in Pennsylvania was unlimited, caused the Company to believe that the majority of claimants from the pre-1992 period, who had already been out of work five to nine years, would not return to work in any capacity. In late 1995 and during 1996, management undertook and effort to quantify the impact of the declining closure rates versus the increase in commutation activity. During the fourth quarter of 1995, management strengthened the Property and Casualty Group's workers' compensation reserves by $54,700. As the data under analysis was more mature and refined in 1996, management determined that the workers' compensation loss reserves for Pennsylvania in the pre-1992 accident years needed to be increased substantially; therefore, the Property and Casualty Group increased its workers' compensation reserves by $110,000.


         Workers' compensation reform legislation enacted in Pennsylvania in 1993 and 1996 introduced various controls and limitations on medical and disability benefits. Management believes that these reforms have had and will continue to have a favorable impact on workers' compensation loss ratios for accident years 1993 and subsequent. Also, during 1996, management undertook efforts to reduce its exposure to claimants from the pre-1992 accident years through a more formal commutation program (see below for further discussion).

         The adverse development in reserves associated with asbestos and environmental claims is due to the completion of a detailed analysis of loss and LAE reserves associated with asbestos and environmental liability claims in 1996. The reserving for asbestos and environmental claims has undergone change at both the Company and in the insurance industry in general. For environmental and asbestos liability claims, reserving methodology has been evolving into accepted industry practice in the recent past; the Company's actuaries were able to apply these methods to its loss reserves in 1996. To reserve for environmental claims, the Company currently utilizes a calendar year development technique known as aggregate loss development. This technique focuses on the aggregate losses paid as of a particular date and aggregate payment patterns associated with such claims. Several elements including remediation studies, remediation, defense, declaratory judgment, and third party bodily injury claims were considered in estimating the costs and payment patterns of the environmental and toxic tort losses. Prior to the development of these techniques, there was a substantial range in the nature of reserving for environmental and toxic tort liabilities. The methods employed by the Company prior to the review performed in 1996 included a review of aggregate loss and loss adjustment paid and case incurred data along with resulting "survival ratios" to establish IBNR for environmental and toxic tort claims. For asbestos claims, the Company had previously reserved costs to defend and any indemnification payments anticipated on claims for which it had received notification that it was a responsible party. In 1996, the Company performed a ground up analysis of asbestos loss reserves using an actuarially accepted modeling technique. Using historical information as a base and information obtained from a review of open claims files, assumptions were made about future claims activity in order to estimate ultimate losses. For each individual major account, projections were made regarding new plaintiffs per year, the number of years new claims will be reported, the average loss severity per plaintiff, and the ratio of loss adjustment expense to loss. In many cases involving larger asbestos claims, the Company reserved up to the policy limits for the applicable loss coverage parts for the affected accounts. Policy terms and reinsurance treaties were applied in the modeling of future losses. Estimation of obligations for asbestos and environmental exposures continues to be more difficult than other loss reserves because of several factors, including: (1) evolving methodologies for the estimation of the liabilities; (2) lack of reliable historical claim data; (3) uncertainties with respect to insurance and reinsurance coverage related to these obligations; (4) changing judicial interpretations; and (5) changing government standards.

         The Company's asbestos related losses were as follows:

                                               For the years ended December 31,
                                                 1996        1995        1994
                                               --------    --------    --------
Gross of reinsurance:
   Beginning reserves ......................   $ 27,611    $ 13,969    $ 12,913
   Incurred losses and LAE .................     62,854      22,482       6,424
   Calendar year payments for losses
     and LAE................................    (10,410)     (8,840)     (5,368)
                                               --------    --------    --------
   Ending reserves .........................   $ 80,055    $ 27,611    $ 13,969
                                               ========    ========    ========
Net of reinsurance:
   Beginning reserves ......................   $ 23,443    $  8,168    $  7,700
   Incurred losses and LAE .................     39,427      21,826       5,834
   Calendar year payments for losses
     and LAE................................     (9,570)     (6,551)     (5,366)
                                               --------    --------    --------
   Ending reserves .........................   $ 53,300    $ 23,443    $  8,168
                                               ========    ========    ========


         The Company's environmental related losses were as follows:

                                                     For the years ended December 31,
                                                       1996        1995        1994
                                                     --------    --------    --------
Gross of reinsurance:
   Beginning reserves ............................   $ 20,134    $ 20,952    $ 26,129
   Incurred losses and LAE .......................     22,143       3,516      (2,150)
   Calendar year payments for losses and LAE .....     (6,651)     (4,334)     (3,027)
                                                     --------    --------    --------
   Ending reserves ...............................   $ 35,626    $ 20,134    $ 20,952
                                                     ========    ========    ========
Net of reinsurance:
   Beginning reserves ............................   $ 20,134    $ 20,952    $ 26,129
   Incurred losses and LAE .......................     21,109       3,516      (2,150)
   Calendar year payments for losses
     and LAE......................................     (6,651)     (4,334)     (3,027)
                                                     --------    --------    --------
   Ending reserves ...............................   $ 34,592    $ 20,134    $ 20,952
                                                     ========    ========    ========



         Of the total net asbestos and environmental reserves, $19,296 were for established claims reserves at December 31, 1996 ($17,100 at December 31, 1995) and $68,596 were for incurred but not reported losses ($26,500 at December 31, 1995). All incurred asbestos and environmental losses were for accident years 1986 and prior.


         Management believes that its reserves for asbestos and environmental claims are appropriately established based upon known facts, existing case law, and generally accepted actuarial methodologies. However, due to changing interpretations by courts involving coverage issues, the potential for changes in federal and state standards for clean-up and liability and other factors, the ultimate exposure to the Company for these claims may vary significantly from the amounts currently recorded, resulting in a potential adjustment in the claims reserves recorded. Additionally, issues involving policy provisions, allocation of liability among participating insurers, proof of coverage, and other factors make quantification of liabilities exceptionally difficult and subject to adjustment based upon newly available data.

         In 1996, other commercial lines for the Property and Casualty Group experienced reserve strengthening of $21,000, as compared to a reserve release of $11,600 in 1995. The reserve strengthening was principally due to a re-estimation of loss adjustment costs associated with general liability claims. Through 1991, the Property and Casualty Group's mix of general liability insurance policies were weighted towards the manufacturing classes of business. Subsequent to 1991, the Property and Casualty Group's mix of business became more heavily weighted towards the construction and contracting classes of business. These particular classes of business have experienced losses due to construction defects and similar matters, that have taken longer to emerge than the classes of business previously written by the Property and Casualty Group. Defense costs associated with these claims have also exceeded the original estimate of the Property and Casualty Group's management, which was based on the patterns of indemnification payments associated with the earlier classes of business written. When this issue was discovered, the Property and Casualty Group factored the increased defense costs and the emergence pattern in determining a more appropriate reserve amount for loss handling costs. The release of reserves in 1995 was primarily due to favorable loss experience in commercial automobile business.


         Unpaid losses on workers' compensation claims for the Property and Casualty Group include approximately $1,012,000 and $1,024,000 at December 31, 1996 and 1995, respectively, discounted to present value. The approximate discount rate used was 5% at December 31, 1996 and 1995. In 1995, the Property and Casualty Group changed its discount rate with respect to its workers' compensation unpaid losses from approximately 4% to 5% for SAP and GAAP purposes. This change was approved and is permitted by the Pennsylvania Insurance Department. The effect on net income (net of tax effect of $12,250) in 1995 was $22,750 ($0.92 per primary share and $0.91 per fully-diluted share).

4.  Deferred Acquisition Costs

         The following represents the components of deferred acquisition costs and the amounts that were charged to expense:
                                             For the years ended December 31,
                                               1996        1995        1994
                                             --------    --------    --------

Balance at January 1 .....................   $ 37,901    $ 32,236    $ 30,392
Deferral of acquisition costs ............     96,397      92,872      85,371
Amortization of deferred acquisition costs    (90,292)    (87,207)    (83,527)
                                             --------    --------    --------
         Balance at December 31 ..........   $ 44,006    $ 37,901    $ 32,236
                                             ========    ========    ========

5.  Reinsurance

         In the ordinary course of business, PMC's insurance and reinsurance subsidiaries assume and cede reinsurance with other insurance companies and are members of various pools and associations. The insurance and reinsurance subsidiaries cede business, primarily on an excess of loss basis, in order to limit the maximum net loss from large risks and limit the accumulation of many smaller losses from a catastrophic event. The insurance and reinsurance subsidiaries remain primarily liable to their clients in the event their reinsurers are unable to meet their financial obligations.

         Amounts receivable from reinsurers related to paid and unpaid losses are displayed separately on the consolidated balance sheets, net of an allowance for uncollectible accounts.

         The components of net premiums earned and losses and LAE incurred are as follows:

                                              For the years ended December 31,
                                                1996        1995        1994
                                             ---------   ---------   ---------
Earned Premiums:
         Direct ..........................   $ 299,386   $ 370,590   $ 379,216
         Assumed .........................     209,688     149,838     147,876
         Ceded ...........................     (88,499)    (35,476)    (60,558)
                                             ---------   ---------   ---------
                  Net ....................   $ 420,575   $ 484,952   $ 466,534
                                             =========   =========   =========
Losses and LAE Incurred:
         Direct ..........................   $ 420,157   $ 317,552   $ 336,183
         Assumed .........................     163,799     127,910     109,246
         Ceded ...........................     (47,333)    (22,884)    (42,560)
                                             ---------   ---------   ---------
                  Net ....................   $ 536,623   $ 422,578   $ 402,869
                                             =========   =========   =========


         The Company performs extensive credit reviews on its reinsurers, focusing on, among other things, financial capacity, stability, trends and apparent commitment to the reinsurance business. Prospective and existing reinsurers failing to meet the Company's standards are not accepted into the Company's reinsurance programs. In addition, the Company requires letters of credit to support balances due from reinsurers not authorized to transact business in Pennsylvania, the state of domicile of the Company's domestic insurance subsidiaries. At December 31, 1996, the Company had reinsurance recoverables due from the following unaffiliated single reinsurers in excess of 3% of shareholders' equity:

                                                     Gross amount due
Reinsurer                                             to the Company            A.M. Best Rating
---------                                            ----------------           ----------------

United States Fidelity and Guaranty Company..            $84,802                       A
American Re-Insurance Corporation ...........             34,009                       A+
Kemper Reinsurance Corporation ..............             17,421                       A
Odyssey Reinsurance .........................             15,614                       A-


         The Company maintained funds held to collateralize the above balances in the amount of $86,301 at December 31, 1996. The Company believes that it would have the right to offset the funds withheld from a reinsurer against the balances due from such reinsurer in the event of insolvency.

6.  Long-Term Debt

         Long-term debt consists of the following:

                                                              December 31,
                                                          1996          1995
                                                        --------      --------

Senior notes 9.35%, due 1996 ..................         $   --        $  8,572
Senior notes 9.53%, due 1997 (A) ..............            7,143        14,286
Senior notes 9.60%, due 2001 (B) ..............           46,428        55,714
Senior notes 7.62%, due 2001, Series A (C) ....           71,000        71,000
Senior notes 7.62%, due 2000, Series B ........           36,000        36,000
Revolving credit agreement, expiring in 1998...           44,000        18,000
Mortgage notes ................................              128           276
                                                        --------      --------
Long-term debt ................................         $204,699      $203,848
                                                        ========      ========

(A) Maturing in annual installment of $7,143 in 1997.
(B) Maturing in annual installments of $9,286 through 2001.
(C) Maturing in annual installments of $23,667 commencing in 1999 through 2001.

         On March 14, 1997, the Company refinanced substantially all of its existing credit agreements not already maturing in 1997 through the completion of a new $235,000 revolving credit facility (New Credit Facility). Utilizing the New Credit Facility, the Company refinanced the following obligations:

Senior notes 9.60%, due 2001 ..................             $ 46,428
Senior notes 7.62%, due 2001, Series A ........               71,000
Senior notes 7.62%, due 2000, Series B ........               36,000
Revolving credit agreement, expiring in 1998...               36,000(1)
                                                            --------
Total .........................................             $189,428
                                                            ========

(1) The company repaid $8,000 of the revolving credit agreement subsequent to December 31, 1996.

         The early extinguishment of the senior note agreements will result in an extraordinary loss of $4,732 ($7,279 pre-tax). The New Credit Facility bears interest at LIBOR plus .70% on the utilized portion and carries as .275% facility fee on the unutilized portion. The spread over LIBOR and the facility fee is adjustable downward based upon the Company's debt to capitalization ratios in the future. As of March 14, 1997, the interest rate on the New Credit Facility was 5.70%. The Company entered into an interest rate swap agreement on March 14, 1997, covering $150,000 notional principal of the New Credit Facility. The interest rate swap effectively converts the floating rate to a fixed rate of 7.24% on such portion of the New Credit Facility.

         The final expiration of the New Credit Facility is December 31, 2002, with level 25% reductions in availability beginning December 31, 1999. The following reflects the scheduled maturities of the Company's debt agreements over the next five years as they existed at December 31, 1996 and as adjusted for the New Credit Facility:

                             As of December 31, 1996        As Adjusted
                             -----------------------        -----------
1997....................            $16,557                   $ 7,271
1998....................             53,286                        --
1999....................             32,952                     8,500
2000....................             68,952                    62,500
2001....................             32,952                    62,500


         In November 1996, the Company entered into a letter of credit agreement with a group of banks that extends through November 1997. The agreement allows the issuing bank to issue letters of credit having an aggregate outstanding face amount up to $75,000. The agreement requires the Company to pay a commitment fee during the existence of the agreement equal to .1875% per annum on the average daily available amount. At December 31, 1996, the aggregate outstanding face amount of letters of credit issued was $47,461. This agreement primarily secures reinsurance liabilities of the insurance subsidiaries of the Company. Effective March 14, 1997, this facility was reduced to an aggregate outstanding face amount not to exceed $50,000.

         During 1995, the Company issued $71,000 of 7.62% Series A Senior notes and $36,000 of 7.62% Series B Senior notes. The notes pay interest semi-annually and mature in July 2001 and 2000, respectively. The proceeds were utilized to retire indebtedness under the revolving credit agreement due in 1995. This debt was retired in the first quarter of 1997 (see above).

         In August 1995, the Company entered into a $50,000 revolving credit facility with a group of banks that originally extended through August 1998. The rate of interest payable under the agreement was, at the Company's option, a function of the prime rate or LIBOR. The agreement required the Company to pay a facility fee equal to the Company's applicable fee percentage (such percentage was dependent on the Company's leverage ratio as defined per the revolving credit facility agreement) per annum of the average daily sum of the aggregate commitments, regardless of usage. At December 31,1996, the Company had $44,000 outstanding under this agreement and $6,000 available to be drawn. The average interest rate on the amounts outstanding and the applicable fee percentage under this agreement were 6.08% and .25%, respectively, at December 31, 1996 and 6.19% and .25%, respectively, at December 31, 1995. This facility was replaced with the New Credit Facility in the first quarter of 1997 (see above).

         The debt covenants supporting the senior notes, revolving credit agreement, letter of credit agreement, and the New Credit Facility contain provisions which, among other matters, limit the Company's ability to incur additional indebtedness, merge, consolidate and acquire or sell assets. The debt covenants also require the Company to satisfy certain ratios related to net worth, debt-to-capitalization, and interest coverage. Additionally, the debt covenants place restrictions on dividends to shareholders (see Note 15).

         The Company has entered into an interest rate swap agreement in its management of its existing interest rate exposures. This transaction effectively changed the Company's interest rate exposure on one of its fixed rate senior note arrangements to a floating rate obligation as follows:

                                                          Principal Balance at
Debt Agreement                                            December 31, 1996           Fixed Rate          Floating Rate
--------------                                            --------------------        ----------          -------------
Senior Notes, due 1997...............................           $7,143                   9.53%                5.60%


         The variable rate resets every six months. This agreement involves the exchange of interest payment obligation without the exchange of underlying principal. The differential to be paid or received is recognized as an adjustment of interest expense. In the event that a counter party fails to meet the terms of the agreement, the Company's exposure is limited to the interest rate differential on the notional principal amount ($7,143). Management believes such credit risk is minimal and any loss would not be significant.

7.  Stock Options

         The Company currently has six stock option plans in place for options granted to officers and other key employees for the purchase of the Company's Class A common stock, under which 4,163,726 Class A common shares are reserved for issuance. The stock options are granted under terms and conditions determined by a committee appointed by the Company's board of directors. Granted stock options generally have a maximum term of ten years, vest over three years, and are typically granted with an exercise price equal to the fair market value of the stock. Information regarding these option plans for 1996, 1995, and 1994 are as follows:


                                       1996                     1995                     1994
                              ------------------------------------------------------------------------
                                          Weighted                  Weighted                 Weighted
                                           Average                   Average                  Average
                                Shares      Price        Shares       Price          Shares    Price
                              ----------   --------     ----------  ---------     ---------  ---------
Options outstanding,
      beginning of year ..    3,087,260    $ 11.80      2,926,000    $ 10.41      2,230,000    $ 9.82
Options granted ..........      325,000      17.00        775,000      15.59        740,000     12.11
Options exercised ........      (99,150)     (8.33)      (205,199)     (8.66)       (26,925)    (8.56)
Options canceled .........      (70,950)     11.55)      (408,541)    (10.65)       (17,075)    (9.52)
                              ---------    -------      ---------    -------      ---------    ------
Options outstanding,
      end of year ........    3,242,160    $ 12.43      3,087,260    $ 11.80      2,926,000    $10.41
                              =========    =======      =========    =======      =========    ======


Option price range at
      end of year ........      $8.00 to $17.00           $6.60 to $16.00           $6.60 to $12.75
Option price range for
      exercised shares ...      $6.60 to $10.00           $6.60 to $11.50           $8.00 to $10.00
Options available for
      grant at end of
      year ...............          921,566                   425,616                   42,075


         Stock options outstanding at December 31, 1996 and related weighted average price and life information is as follows:



                                                                                           Weighted
                              Options                         Options                       Average
                       Outstanding at                  Exercisable at                Remaining Life
Exercise Prices     December 31, 1996               December 31, 1996                    (in years)
---------------     -----------------               -----------------                --------------
$8.00                        427,060                          394,560                          4.49
10.00                        535,600                          535,600                          5.46
11.50                        865,000                          865,000                          6.64
12.75                        326,500                          243,875                          7.17
15.00                        316,135                          295,510                          8.45
16.00                        446,865                          173,490                          8.43
17.00                        325,000                          134,050                          9.56
                           ---------                        ---------

                           3,242,160                        2,642,085
                           =========                        =========


      The fair value of options at date of grant was estimated using a binomial model with the following weighted average assumptions:


                                            1996    1995(1)    1995(2)     1994
                                            ----    -------    -------     ----
Expected life (years) ...................     10         10         10       10
Interest rate ...........................    6.8%       6.1%       6.2%     6.8%
Volatility ..............................     18%        18%        18%      18%
Dividend yield ..........................    2.3%       2.3%        2.3%    2.3%
(1) Options granted on June 5, 1995
(2) Options granted on September 1, 1995


         The Company has adopted the disclosure-only provision of SFAS No. 123 "Accounting for Stock-Based Compensation." Accordingly, no compensation cost has been recognized for the stock option plans. Had compensation costs for the Company's stock option plans been determined based on the fair value at the grant date for awards granted during the year, pretax income would have been reduced by $2,079 ($1,352 after tax, or $0.06 per share), $4,308 ($2,800 after tax, or $0.11 per share), and $3,225 ($2,096 after tax, or $0.09 per share) in 1996, 1995, and 1994, respectively.

8.  Income Taxes

         A reconciliation between the total (benefit) provision for income taxes and the amounts computed at the Statutory Federal income tax rate of 35% for the years 1996, 1995 and 1994 is as follows:

                                                         For the years ended December 31,
                                                           1996        1995        1994
                                                         --------    --------    --------
Computed at the Statutory tax rate ...................   $(66,988)   $ 12,220    $ 22,883
(Decrease) increase in taxes resulting from:
         Excludable dividends ........................        (36)       (107)       (273)
         Tax-exempt interest .........................     (4,547)    (12,917)    (14,697)
         Losses of foreign reinsurance affiliate .....     16,060       8,469        --
         Other .......................................       (549)      3,118         217
                                                         --------    --------    --------
                  (Benefit) provision for income taxes   $(56,060)   $ 10,783    $  8,130
                                                         ========    ========    ========


         The tax effects of significant temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities that represent the net deferred tax asset are as follows:

                                                        December 31,
                                                   1996              1995
                                                ---------         ---------
Allowance for uncollectible accounts .....      $   9,037         $   7,176
Unearned premiums ........................         13,386            12,518
Discounting of unpaid losses .............         51,086            56,119
Unrealized depreciation of investments....         13,394               --
Depreciation .............................          5,646               --
Postretirement benefit obligation ........          5,111             4,723
Tax carryforwards ........................         67,014            13,996
Other ....................................          9,458             9,684
                                                ---------         ---------
Gross deferred tax asset .................        174,132           104,216
                                                ---------         ---------
Deferred acquisition costs ...............        (15,352)          (13,265)
Pension asset ............................         (1,348)           (1,178)
Depreciation .............................             --              (392)
Unrealized appreciation of investments....             --            (9,429)
Earned but unbilled premiums .............             --            (2,090)
Losses of foreign reinsurance affiliate...        (55,790)           (9,295)
Other ....................................             --            (1,236)
                                                ---------         ---------
Gross deferred tax liability .............        (72,490)          (36,885)
                                                ---------         ---------
Net deferred tax asset ...................      $ 101,642         $  67,331
                                                =========         =========


         At December 31, 1996, the Company had $153,214 of net operating loss carryforwards (expiring in 2011) and $13,328 of alternative minimum tax credit carryforwards (which do not expire).

         Under SFAS 109, a valuation allowance should be provided to offset the effects of a deferred tax asset if management believes that it is more likely then not that the benefit of a deferred tax item will not be realized. Management believes that the benefit of its deferred tax asset will be fully realized, and therefore has not provided for a valuation allowance.

9.  Employee Retirement, Postretirement, and Postemployment Benefits

         During 1996, the Property and Casualty Group initiated a Voluntary Early Retirement Program ("VERIP") . Eligibility to participate in the VERIP was contingent upon an employee's age and years of service with the Company. Of the approximately 85 employees eligible to participate in the VERIP, approximately 50 employees opted to participate. At December 31, 1996, the Company accrued $7,635 in connection with the VERIP. The components of this accrual are as follows:

Pension costs ....................................    $4,300
Postemployment costs..............................     2,360
Postretirement costs..............................       975
                                                      ------
                                                      $7,635
                                                      ======


A. Pension and Retirement Plans -- The Company sponsors a non-contributory defined benefit pension plan (Pension Plan) covering substantially all employees. After meeting certain qualifications, an employee acquires a vested right to future benefits. The benefits payable under the plan are generally determined on the basis of an employee's length of employment and career average salary. The Company's policy is to fund pension cost accrued in accordance with the Employee Retirement Income Security Act of 1974.

         The components of net pension cost are as follows:


                                                For the years ended December 31,
                                                   1996      1995       1994
                                                 -------    -------    -------

Service cost-benefits earned during the period   $ 1,665    $ 1,132    $ 1,344
Interest cost on projected benefit obligation      2,948      2,770      2,464
Actual return on plan assets .................    (2,830)    (8,712)       715
Net amortization and deferral ................      (842)     5,803     (3,564)
VERIP ........................................     4,300       --         --
                                                 -------    -------    -------
         Net pension cost ....................   $ 5,241    $   993    $   959
                                                 =======    =======    =======

         The funded status of the Pension Plan is as follows:


                                                                          December 31,
                                                                      1996           1995
                                                                    --------       --------
Actuarial present value of:
         Vested benefit obligation ...........................      $ 41,932       $ 31,401
         Non-vested benefit obligation .......................         3,487          4,288
                                                                    --------       --------
                  Accumulated benefit obligation .............      $ 45,419       $ 35,689
                                                                    ========       ========

Projected benefit obligation .................................      $ 49,331       $ 40,293
Fair value of Pension Plan assets ............................        46,739         43,433
                                                                    --------       --------
Pension Plan assets (less than) in excess of projected benefit
obligation....................................................        (2,592)         3,140
Unrecognized net loss ........................................           588          2,723
Unrecognized transition asset ................................        (1,081)        (1,198)
Unrecognized prior service benefit ...........................        (1,199)        (1,298)
                                                                    --------       --------
         Pension (liability) asset ...........................      $ (4,284)      $  3,367
                                                                    ========       ========


         Pension Plan assets consist of equity securities, fixed maturity securities, fixed income contracts, and the Company's common stock.

         Actuarial assumptions utilized by the Pension Plan are as follows:


                                                For the years ended December 31,
                                                     1996     1995     1994
                                                     ----     ----     ----
Discount rate ..................................     7.5%     7.0%     8.5%
Rate of compensation increase ..................     5.0%     5.0%     5.5%
Expected long-term rate of return on plan
  assets........................................     8.0%     8.0%     7.5%


         The Company also maintains a voluntary defined contribution savings plans covering all employees who work a minimum of 20 hours per week. The Company matches employee contributions up to 5% of compensation. Contributions under such plans charged to income were $2,153, $1,726 and $1,692 in 1996, 1995 and 1994, respectively.

B. Postretirement Benefits -- In addition to providing pension benefits, the Company provides certain health care benefits for retired employees. Substantially all of the Company's employees may become eligible for those benefits if they have worked fifteen or more years with the Company and have attained the age of fifty while in the service of the Company. For employees who retire on or subsequent to January 1, 1993, the Company will pay a fixed portion of medical insurance premiums. Retirees will absorb future increases in medical premiums.

         The funded status of this liability is as follows:

                                                         December 31,
                                                      1996         1995
                                                    -------      -------
Accumulated postretirement benefit obligation:
Retirees and dependents ......................      $ 6,931      $ 4,423
Fully eligible active employees ..............          952        1,022
Active employees not fully eligible ..........        1,871        2,004
                                                    -------      -------
Total ........................................        9,754        7,449
Unrecognized prior service cost ..............        1,436        2,149
Unrecognized net gain ........................        4,031        3,649
                                                    -------      -------
Accrued postretirement benefit liability .....      $15,221      $13,247
                                                    =======      =======

         The components of postretirement benefit cost include the following:

                             For the years ended December 31,
                                1996       1995       1994
                              -------    -------    -------
Service cost ..............   $   248    $   330    $   434
Interest cost .............       561        658        886
Amortization ..............      (251)      (209)        43
VERIP .....................       975       --         --
                              -------    -------    -------
Postretirement benefit cost   $ 1,533    $   779    $ 1,363
                              =======    =======    =======


         Assumptions used in the computation of the funded status and postretirement benefit cost are as follows:

                              For the years ended December 31,

                                1996       1995       1994
                                ----       ----       ----
Discount rate .............     7.0%       7.0%       8.5%
Health care inflation rate:
   Next year ..............     8.0%       8.5%       9.5%
   Ultimate ...............     5.5%       5.5%       5.5%


         The assumed health care cost trend rate used to measure the expected cost of benefits covered by the plan has been established at 8% for 1996 and is expected to decline gradually to 5.5% in 2002 and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. A 1% increase in the trend rate for health care costs would have increased the accumulated postretirement benefit obligation by $360 and the annual service and interest cost by $24.

C. Postemployment Benefits -- Effective January 1, 1994, the Company adopted SFAS No. 112, "Employers' Accounting for Postemployment Benefits." SFAS No. 112 establishes the accounting standards for employers who provide benefits to employees subsequent to their employment, but prior to retirement. These benefits include severance, long-term and short-term disability payments, salary continuation, postemployment health benefits, supplemental unemployment benefits, and other related payments. SFAS No. 112 requires that benefit obligations attributable to prior service and/or that relate to benefits that vest or accumulate must be accrued presently if the payments are probable and reasonably estimable. Postemployment benefits that do not meet such criteria are accrued when payments are probable and reasonably estimable. The effect of the implementation of the standard on prior years was immaterial.

In connection with the VERIP described above, the Company recorded $2,360 of postemployment costs in 1996.


10.  Fair Value of Financial Instruments

         The following table represents the carrying amounts and estimated fair values of the Company's financial instruments. Estimated fair value is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties. Certain financial instruments, specifically amounts relating to insurance contracts, are excluded from this disclosure.


                                                           December 31, 1996                      December 31, 1995
                                                           -----------------                      -----------------
                                                       Carrying        Estimated             Carrying          Estimated
                                                         Amount       Fair Value               Amount         Fair Value
                                                       --------       ----------             --------         ----------
Financial assets:
         Fixed maturities available
            for sale............................     $2,126,120       $2,126,120           $2,230,992         $2,230,992
         Equity securities......................            262              262               10,886             10,886
Financial liabilities:
         Long-term debt.........................        204,699          218,101              203,848            216,408
         Interest rate swap agreements..........             --               52                   --                174


The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate values:

Fixed maturities:      The fair values are estimated based upon quoted market
                       prices.
Equity securities:     The fair values are estimated based upon quoted market
                       prices.
Long-term debt:        The fair value is estimated using discounted cash flow
                       calculations based upon the Company's current incremental
                       borrowing rate for similar types of borrowing facilities
                       or the rate utilized to prepay obligations, where
                       applicable.
Interest rate swaps:   The fair values are estimated by obtaining quotes from
                       dealers.
Guarantees:            The fair values are determined based upon the likelihood
                       of the Company being required to satisfy the underlying
                       obligations. Management believes that it is a remote
                       possibility that the Company would have to act upon any
                       guarantees. Therefore, the fair value of the guarantees
                       is zero.
Other financial
  instruments
  (excluded from
  the above table):    The carrying values approximate the fair values.

11.  Disclosure of Certain Risks and Uncertainties

A. Business Segments and Concentrations -- As stated in Note 1, PMC is an insurance holding company that sells property and casualty insurance and reinsurance through its insurance subsidiaries. The following summarizes the relative importance of the segments and lines of insurance in terms of net premiums written:

                                                  Percent of the Company's
                                                    Net Premiums Written
                                             1996           1995           1994
                                             ----           ----           ----

The Property and Casualty Group-total ..     63.0%          68.8%          75.7%
The Property and Casualty Group-workers'
     compensation ......................     45.6           42.8           57.2
PMA Re-total ...........................     37.0           31.2           24.3
PMA Re-casualty reinsurance lines ......     27.5           21.9           19.0


         The Property and Casualty Group's operations are concentrated in six contiguous states in the Mid- Atlantic and Southern regions. As such, economic trends in individual states may not be independent of one another. Also, the Property and Casualty Group's products are highly regulated by each of these states. For many of the Property and Casualty Group's products, the insurance departments of the states in which it conducts business must approve rates and policy forms. In addition, workers' compensation benefits are determined by statutes and regulations in each of these states. While the Property and Casualty Group considers factors such as rate adequacy, regulatory climate, and economic factors in its underwriting process, unfavorable developments in these factors could have an adverse impact on the Company's financial condition and results of operations.

         PMA Re distributes its products through major reinsurance brokers. PMA Re's top five such brokers accounted for 74.2% of PMA Re's gross premiums in force at December 31, 1996.

         While the Company focuses primarily on casualty lines of insurance and reinsurance, certain property lines subject the Company to exposure to catastrophic losses from natural disasters. However, management believes that the Company appropriately manages concentrations of insured values in disaster-prone areas and maintains sufficient reinsurance protection to minimize the risk of a significant loss from a catastrophic event. The catastrophes that occurred in the three year period ended December 31, 1996 did not have a significant impact on the Company's results of operations.

B. Use of Estimates in the Preparation of the Financial Statements -- The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

         Unpaid Losses and Loss Adjustment Expenses -- At December 31, 1996, the Company carried $2,091,072 of unpaid losses and loss adjustment expenses. Unpaid losses and loss adjustment expenses reflect management's best estimate of future amounts needed to pay claims and related settlement costs with respect to insured events which have occurred, including events that have not been reported to the Company. In many cases, significant periods of time, ranging up to several years or more, may elapse between the occurrence of an insured loss, the reporting of the loss to the Company and the Company's payment of that loss. In general, liabilities for reinsurers become known more slowly than for primary insurers and are subject to more unforeseen development. As part of the process in determining these amounts, historical data is reviewed and consideration is given to the impact of various factors, such as legal developments, changes in social attitudes, and economic conditions.

         Management believes that its unpaid losses and loss adjustment expenses are fairly stated at December 31, 1996, in accordance with GAAP. However, estimating the ultimate claims liability is necessarily a complex and judgmental process inasmuch as the amounts are based on management's informed estimates and judgments using data currently available. As additional experience and data become available regarding claims payment and reporting patterns, legislative developments, and economic conditions, the estimates are revised accordingly. If the Company's ultimate net losses prove to be substantially greater than the amounts recorded at December 31, 1996, the related adjustments could have a material adverse impact on the Company's financial condition and results of operations (See also Note 3).

         Former Headquarters Building and Related Properties -- The Company owns its former headquarters building and certain adjacent properties in Philadelphia. As of December 31, 1996, the carrying value of these properties was $13,043. Although the Company has leased a portion of such properties and has had discussions with potential purchasers and additional lessees, no assurance can be given that the Company will be able to sell or lease the facilities in the near term on acceptable terms and conditions. In 1995 and 1994, the Company recorded charges of $8,370 and $4,900, respectively, in operating expenses, to reflect writedowns to fair market value of the properties less estimated costs to sell. There were no such charges in 1996. While management believes that the carrying values of the facilities are fairly stated at December 31, 1996, future determinations of the fair market values of the properties will be dependent upon market conditions in subsequent periods.

12.  Transactions With Related Parties

         The Company's largest shareholder is PMA Foundation (the "Foundation"), formerly known as Pennsylvania Manufacturers' Association, which is a not-for-profit corporation qualified under Section 501(c)(6) of the Internal Revenue Code, whose purposes include the promotion of the common business interests of its members and the economic prosperity of the Commonwealth of Pennsylvania. As of December 31, 1997, the Foundation owned 4,561,225 shares of Common Stock (29.4% of the class) and 912,225 shares of Class A Common Stock (11.0% of the class), which constitutes 28.4% of the total number of votes available to be cast in matters brought before the Company's shareholders. Members of the Company's Board of Directors currently serve as the members of the Foundation's Board of Trustees. Also, Frederick W. Anton III, Chairman and Chief Executive Officer of the Company, serves as President and Chief Executive Officer of the Foundation. The Company and certain of its subsidiaries provide certain administrative services to the Foundation for which the Company and its affiliates receive reimbursement; total reimbursements amounted to $82, $269, and none for years ended December 31, 1996, 1995, and 1994, respectively. The Foundation also leases its Harrisburg, Pennsylvania headquarters facility from a subsidiary of the Company under a monthly operating lease presently requiring rent payments of $20 per month and reimburses a subsidiary of the Company for its use of office space in the Blue Bell, Pennsylvania facility. Rent and related reimbursements paid to the Company's affiliates by the Foundation amounted to $247, $294, and $315, for the years ended December 31, 1996, 1995, and 1994, respectively.

         In addition, the Company has arranged an executive loan program with a financial institution whereby such institution will provide prime rate personal loans to officers of the Company and its subsidiaries collateralized by Common stock and Class A Common Stock at a maximum 75% loan to value ratio. The Company has agreed to purchase any loan made under this program from the financial institution in the event that the borrower defaults on such loan. The amount of loans outstanding at December 31, 1996 under this program was $3,106.

         The Company incurred legal and consulting fees aggregating approximately $7,917, $6,279 and $4,798 in 1996, 1995 and 1994, respectively, from firms in which directors of the Company are partners.

         The Company has notes receivable from officers which are accounted for as a reduction of shareholders' equity in the accompanying balance sheets. Such notes receivable had balances of $1,162 and $3,896 as of December 31, 1996 and December 31, 1995, respectively. The interest rate on the notes is 6.0%.

13.  Commitments and Contingencies

         For the years ended December 31, 1996, 1995 and 1994, total rent expense was $6,114, $4,536 and $4,543 respectively. At December 31, 1996, the Company was obligated under noncancelable operating leases for office space with aggregate minimum annual rentals as follows:

                                        For the years ended December 31,
                                        --------------------------------

1997                                              $  4,198
1998                                                 3,172
1999                                                 2,017
2000                                                   935
2001                                                   921
Thereafter                                           3,086
                                                   -------
Total                                              $14,329
                                                   =======


         In the event a property and casualty insurer, operating in a jurisdiction where the Company's insurance subsidiaries also operate, becomes or is declared insolvent, state insurance regulations provide for the assessment of other insurers to fund any capital deficiency of the insolvent insurer. Generally, this assessment is based upon the ratio of an insurer's voluntary premiums written to the total premiums written for all insurers in that particular jurisdiction. The Company charges these assessments to income in the period in which it is notified of an insolvency. The Company is not aware of any material potential assessments at December 31, 1996.

         The Company has provided guarantees of approximately $10,150 related to loans on properties in which the Company has an interest.

         The Company is named in various legal proceedings arising in the normal course of business. In the opinion of management, the resolution of these matters will not have a material adverse effect on the Company's financial condition, results of operations, or cash flows.

14.  Sale of Uncollected Premiums

         Insurance subsidiaries of PMC engage in the practice of selling uncollected premiums to a financial institution. The proceeds received from such sales were $10,628, $19,509 and $3,023 in 1996, 1995 and 1994, respectively.
These receivables are excluded from uncollected premiums in the accompanying balance sheets. However, the Company has recorded an allowance for doubtful accounts related to the estimated uncollectible accounts since the Company has retained risk under the recourse provisions. At December 31, 1996, the Company was contingently obligated to repurchase $10,628 of uncollected premiums under recourse provisions.

15.  Shareholders' Equity

         The Company maintains two classes of common stock, Class A common stock and common stock. The Company's common stock and Class A common stock generally vote without regard to class on matters submitted to shareholders, with the common stock having ten votes per share and the Class A common stock having one vote per share.

         With respect to dividend rights, the Class A common stock is entitled to cash dividends at least 10% higher than those declared and paid on the common stock. The Company's bylaws limit the classes of persons who may own the common stock. Holders of common stock may elect to convert any or all such shares into Class A common stock on a share-for-share basis.

         Under the insurance laws and regulations of Pennsylvania, PMC's insurance subsidiaries may not pay dividends, without prior regulatory approval, over a twelve-month period in excess of the greater of (a) 10% of the preceding year-end's policyholders surplus or (b) the preceding year's SAP net income, but in no event to exceed unassigned funds. At December 31, 1996, the maximum amount available to be paid as dividends from the Company's insurance subsidiaries, without the prior consent of the Pennsylvania Insurance Department, was $51,874.

         PMC's dividends to shareholders are restricted by its debt agreements. On March 14, 1997, the Company refinanced certain debt agreements through the completion of the New Credit Facility (see Note 6). Under the terms of the New Credit Facility, on a pro forma basis under the most restrictive debt covenant, the Company could pay dividends of approximately $11,000 in 1997.

16.  Business Segments

         Operating revenues, (loss) income before income taxes, and identifiable assets of the Company's business segments were as follows:

                                                                               For the year ending December 31,
                                                                              1996         1995         1994
                                                                            ---------    ---------    ---------
Operating revenues (1)
         The Property and Casualty Group
                  Net premiums earned ...................................   $ 268,601    $ 345,607    $ 361,124
                  Net investment income .................................      82,455       92,275       96,683
                  Service revenues ......................................       9,189        5,106        3,380
                                                                            ---------    ---------    ---------
                                                                              360,245      442,988      461,187
                                                                            ---------    ---------    ---------
         PMA Re
                  Net premiums earned ...................................     151,974      139,345      105,410
                  Net investment income .................................      48,676       45,166       42,068
                                                                            ---------    ---------    ---------
                                                                              200,650      184,511      147,478
                                                                            ---------    ---------    ---------
         Corporate, Other and Consolidating Eliminations
                  Net investment income .................................       2,805        1,914          (32)
                                                                            ---------    ---------    ---------
                                                                                2,805        1,914          (32)
                                                                            ---------    ---------    ---------
Total operating revenues ................................................   $ 563,700    $ 629,413    $ 608,633
                                                                            =========    =========    =========


(Loss) income before income taxes

         The Property and Casualty Group ................................   $(219,619)   $  (4,305)   $   3,893
         PMA Re .........................................................      42,783       39,443       33,703
         Corporate, Other and Consolidating Eliminations ................        (490)     (13,414)      (6,686)
                                                                            ---------    ---------    ---------
         Pre-tax operating (loss) income before interest
           expense................................................ ......   (177,326)      21,724       30,910
         Net realized investment gains ..................................       2,984       31,923       47,521
         Interest expense ...............................................     (17,052)     (18,734)     (13,051)
                                                                            ---------    ---------    ---------
Total (loss) income before income taxes .................................   $(191,394)   $  34,913    $  65,380
                                                                            =========    =========    =========

(1) Operating revenues exclude net realized investment gains.

                                                                     December 31,
                                                               1996              1995
                                                           -----------       -----------
Identifiable assets
         The Property and Casualty Group ...............   $ 2,423,463       $ 2,284,173
         PMA Re ........................................     1,031,149           984,211
         Corporate, Other and Consolidating Eliminations      (337,096)           (9,812)
                                                           -----------       -----------
Total identifiable assets ..............................   $ 3,117,516       $ 3,258,572
                                                           ===========       ===========

                        Report of Independent Accountants



To the Board of Directors and Shareholders
Pennsylvania Manufacturers Corporation:

         We have audited the accompanying consolidated balance sheets of Pennsylvania Manufacturers Corporation and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Pennsylvania Manufacturers Corporation and subsidiaries as of December 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.


/s/ Coopers & Lybrand L.L.P.
2400 Eleven Penn Center
Philadelphia, Pennsylvania
February 14, 1997, except for Notes 6 and 15,
as to which the date is March 14, 1997

                     Pennsylvania Manufacturers Corporation
           Condensed Consolidated Statements of Operations (Unaudited)



                                                                              Three Months Ended        Six Months Ended
                                                                                    June 30,                 June 30,
                                                                              1997         1996         1997         1996
                                                                              ----         ----         ----         ----
(in thousands, except per share data)

Revenues:
         Net premiums written ...........................................   $  98,389    $  96,336    $ 248,271    $ 243,780
         Change in net unearned premiums ................................      16,062        5,890      (25,870)     (23,617)
                                                                            ---------    ---------    ---------    ---------
         Net premiums earned ............................................     114,451      102,226      222,401      220,163
         Net investment income ..........................................      32,612       32,511       68,459       65,931
         Net realized investment losses .................................        (680)      (1,412)      (1,931)        (469)
         Service revenues ...............................................       2,490        2,264        5,038        4,012
                                                                            ---------    ---------    ---------    ---------
                           Total revenues ...............................     148,873      135,589      293,967      289,637
                                                                            ---------    ---------    ---------    ---------

Losses and expenses
         Losses and loss adjustment expenses ............................      98,230       85,512      193,134      185,455
         Amortization of deferred acquisition costs .....................      28,130       24,817       46,469       46,548
         Operating expenses .............................................      19,963       17,195       36,905       33,774
         Dividends to policyholders .....................................       3,360        2,730        6,617        5,852
         Interest expense ...............................................       3,888        4,358        8,222        8,830
                                                                            ---------    ---------    ---------    ---------
                           Total losses and expenses ....................     153,571      134,612      291,347      280,459
                                                                            ---------    ---------    ---------    ---------

         (Loss) income before income taxes and
              extraordinary item ........................................      (4,698)         977        2,620        9,178
                                                                            ---------    ---------    ---------    ---------

(Benefit) provision for income taxes
         Current ........................................................          --        1,479         (353)       3,005
         Deferred .......................................................      (5,218)      (1,618)      (2,304)        (572)
                                                                            ---------    ---------    ---------    ---------
                           Total (benefit) provision ....................      (5,218)        (139)      (2,657)       2,433
                                                                            ---------    ---------    ---------    ---------

         Income before extraordinary item ...............................         520        1,116        5,277        6,745

         Extraordinary loss from early
         extinguishment of debt (net of income
         tax benefit of $2,549) .........................................          --           --       (4,734)          --
                                                                            ---------    ---------    ---------    ---------

                                  Net income ............................   $     520    $   1,116    $     543    $   6,745
                                                                            =========    =========    =========    =========
Per Share Data:
         Weighted Average Common Shares and
           Common Share Equivalents .....................................      24,416       24,768       24,467       24,921
                                                                            =========    =========    =========    =========

         Income before extraordinary item ...............................   $    0.02    $    0.05    $    0.21    $    0.27
         Extraordinary item .............................................        --           --          (0.19)        --
                                                                            ---------    ---------    ---------    ---------
         Net income .....................................................   $    0.02    $    0.05    $    0.02    $    0.27
                                                                            =========    =========    =========    =========




See accompanying notes to the condensed consolidated financial statements.

                     Pennsylvania Manufacturers Corporation
                      Condensed Consolidated Balance Sheets



                                                                              (Unaudited)
                                                                                 June 30,    December 31,
(in thousands, except per share data)                                             1997           1996
                                                                              -----------    -----------
Assets
Investments:
    Fixed maturities available for sale, at fair value
        (amortized cost: 1997 - $2,064,156; 1996 - $2,164,391) ............   $ 2,014,684    $ 2,126,120
    Equity securities, at fair value
      (cost: 1997 and 1996 - $259) ........................................           264            262
    Short-term investments, at amortized cost
          which approximates fair value ...................................        52,880        134,971
                                                                              -----------    -----------
         Total investments ................................................     2,067,828      2,261,353

Cash ......................................................................        87,738          7,176
Investment income due and accrued .........................................        25,935         30,268
Uncollected premiums (net of allowance for
    uncollectible accounts: 1997 - $19,017; 1996 - $18,877) ...............       333,167        285,982
Reinsurance receivables (net of allowance for uncollectible
    reinsurance: 1997 - $2,567; 1996 - $3,901) ............................       284,465        257,983
Other assets ..............................................................       286,507        274,754
                                                                              -----------    -----------
         Total assets .....................................................   $ 3,085,640    $ 3,117,516
                                                                              ===========    ===========

Liabilities
Unpaid losses and loss adjustment expenses ................................   $ 2,052,791    $ 2,091,072
Unearned premiums .........................................................       236,169        205,982
Long-term debt ............................................................       203,049        204,699
Other liabilities .........................................................       178,511        189,935
                                                                              -----------    -----------
         Total liabilities ................................................     2,670,520      2,691,688
                                                                              -----------    -----------

Shareholders' Equity
Common stock, $5 par value (40,000 shares authorized; 15,663 issued and
    15,228 outstanding - 1997; 16,095 shares issued and 15,670
    outstanding - 1996) ...................................................        78,317         80,477
Class A common stock, $5 par value (40,000 shares authorized;
    8,680 shares issued and 8,634 outstanding - 1997; 8,248 shares
    issued and 8,173 outstanding - 1996) ..................................        43,399         41,239
Retained earnings .........................................................       332,938        336,921
Unrealized loss on investments available for sale
      (net of deferred income taxes: $17,314 and $13,394) .................       (32,154)       (24,874)
Notes receivable from officers ........................................ ...        (1,093)        (1,162)
Treasury stock, at cost:
      Common stock (435 shares - 1997; 425 shares - 1996) .................        (5,572)        (5,408)
      Class A common stock (46 shares - 1997; 75 shares - 1996) ...........          (715)        (1,365)
                                                                              -----------    -----------
         Total shareholders' equity .......................................       415,120        425,828
                                                                              -----------    -----------
         Total liabilities and shareholders' equity .......................   $ 3,085,640    $ 3,117,516
                                                                              ===========    ===========




See accompanying notes to the condensed consolidated financial statements.

                     Pennsylvania Manufacturers Corporation
           Condensed Consolidated Statements of Cash Flows (Unaudited)



                                                                                          For the six months ended
(in thousands)                                                                              June 30,     June 30,
                                                                                              1997         1996
                                                                                           ---------    ---------
Cash flows from operating activities:
    Net income ........................................................................   $     543    $   6,745
    Adjustments to reconcile net income to net cash flows used by operating activities:
         Depreciation .................................................................       3,945        3,831
         Amortization .................................................................       3,160        3,494
         Benefit for deferred income taxes ............................................      (2,304)        (572)
         Extraordinary loss from early extinguishment of debt .........................      (4,734)        --
         Net realized investment losses ...............................................       1,931          469
         Change in uncollected premiums and unearned premiums, net ....................     (16,998)       8,738
         Change in dividends to policyholders .........................................         883          537
         Change in reinsurance receivables ............................................     (26,482)     (10,215)
         Change in unpaid losses and loss adjustment expenses .........................     (38,281)     (51,844)
         Change in investment income due and accrued ..................................       4,333       (2,961)
         Change in deferred acquisition costs .........................................      (3,823)      (4,488)
         Other, net ...................................................................     (11,966)      (4,283)
                                                                                          ---------    ---------
Net cash flows used by operating activities ...........................................     (89,793)     (50,549)
                                                                                          ---------    ---------

Cash flows from investing activities:
    Fixed maturity investments available for sale:
         Purchases ....................................................................    (771,135)    (948,507)
         Maturities or calls ..........................................................      75,400       35,903
         Sales ........................................................................     790,994      858,172
    Equity securities:
         Purchases ....................................................................        --         (4,349)
         Sales ........................................................................        --          4,539
    Net sales of short-term investments ...............................................      81,974      116,939
    Net (purchases) sales of furniture and equipment ..................................      (2,239)         225
                                                                                          ---------    ---------
Net cash flows provided by investing activities .......................................     174,994       62,922
                                                                                          ---------    ---------

Cash flows from financing activities:
    Proceeds from issuances of long-term debt .........................................     210,000         --
    Repayments of long-term debt ......................................................    (211,650)      (7,216)
    Dividends paid to shareholders ....................................................      (3,982)      (3,964)
    Treasury stock transactions, net ..................................................         486       (2,058)
    Repayments of notes receivable from officers ......................................         507        2,152
                                                                                          ---------    ---------
Net cash flows used by financing activities ...........................................      (4,639)     (11,086)
                                                                                          ---------    ---------

Net increase in cash ..................................................................      80,562        1,287
Cash January 1 ........................................................................       7,176        9,170
                                                                                          ---------    ---------
Cash June 30 ..........................................................................   $  87,738    $  10,457
                                                                                          =========    =========




See accompanying notes to the condensed consolidated financial statements.

Notes to the Interim Condensed Consolidated Financial Statements
(dollar amounts in thousands, except per share data)


1.  General

         Pennsylvania Manufacturers Corporation (PMC) is an insurance holding company that sells property and casualty insurance and reinsurance through its insurance subsidiaries. With the exception of certain foreign affiliates, PMC's insurance subsidiaries are domiciled in Pennsylvania. Its property and casualty insurance subsidiaries (the Property and Casualty Group) write workers' compensation and other lines of commercial insurance primarily in the Mid-Atlantic and Southern regions of the United States. PMC's reinsurance subsidiary, PMA Reinsurance Corporation (PMA Re), emphasizes risk-exposed, excess of loss reinsurance and operates in the brokered market. PMA Re's business is predominantly in casualty lines of reinsurance.

         The accompanying consolidated financial statements include the accounts of PMC and its wholly and majority owned subsidiaries (the Company), and have been prepared in accordance with generally accepted accounting principles (GAAP) for interim financial information and with the instructions to Form 10-Q and
Article 10 of Regulation S-X. Financial statements prepared in accordance with GAAP require the use of management estimates. It is management's opinion that all adjustments, including normal recurring accruals, considered necessary for a fair presentation have been included. Certain reclassifications of prior year amounts have been made to conform with the 1997 presentation.

         Operating results for the three and six months ended June 30, 1997, are not necessarily indicative of the results to be expected for the full year. For further information, refer to the December 31, 1996, audited consolidated financial statements and footnotes thereto included in PMC's Registration Statement on Form 10.

2.  Per Share Data

         Earnings per share data are based on weighted average common shares and common share equivalents outstanding during the period. Common stock options are considered common stock equivalents and are included in average share calculations if dilutive. See footnote 3 regarding the impact of SFAS No. 128.

3.  Accounting Pronouncements

         In June 1996, the Financial Accounting Standards Board issued SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." SFAS No. 125, which is effective for transfers and extinguishments occurring after December 31, 1996, provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. The Property and Casualty Group's domestic insurance subsidiaries currently participate in a transfer arrangement of certain accounts receivable. Such arrangement has been restructured as a result of the adoption of SFAS No. 125. The restructuring of such arrangement did not have a material impact on the Company's financial condition or results of operations.

         In February 1997, the Financial Accounting Standards Board issued SFAS No. 128, "Earnings Per Share," which supersedes Accounting Principles Board Opinion No. 15, "Earnings Per Share" and related interpretations. SFAS No. 128, which is effective for financial statements for both interim and annual periods ending after December 15, 1997, requires presentation of earnings per share by all entities that have issued common stock or potential common stock if those securities trade in a public market either on a stock exchange or in the over-the-counter market, including securities quoted only locally or regionally. SFAS No. 128 establishes a new calculation for earnings per share showing both basic and diluted earnings per share.

Basic earnings per share will be calculated using only weighted average shares outstanding with no dilutive impact from common stock equivalents while diluted earnings per share will be calculated similar to the current fully diluted earnings per share calculation. All prior period earnings per share amounts will be restated to be consistent with the new requirements. If earnings per share had been calculated in accordance with SFAS No. 128, the basic earnings per share and diluted earnings per share for the three and six months ended June 30, 1997, would have been as follows:

                                                 Three Months Ended                  Six Months Ended
                                                      June 30,                           June 30,
                                               1997              1996             1997              1996
                                               ----              ----             ----              ----

Income before extraordinary item...........   $0.02             $0.05            $0.22             $0.28
Extraordinary item.........................      --                --            (0.20)               --
                                              -----             -----            -----             -----
Net income.................................   $0.02             $0.05            $0.02             $0.28
                                              =====             =====            =====             =====

4.  Long-Term Debt

       On March 14, 1997, the Company refinanced substantially all of its existing credit agreements not already maturing in 1997 through the completion of a new $235,000 revolving credit facility (New Credit Facility). Utilizing the New Credit Facility, the Company refinanced the following obligations:

          Senior notes 9.60% due 2001......................  $  46,428
          Senior notes 7.62% due 2001, Series A............     71,000
          Senior notes 7.62% due 2000, Series B............     36,000
          Revolving credit agreement, expiring 1998 .......     36,000(1)
                                                              --------
          Total............................................   $189,428
                                                              ========

(1) The Company repaid $8,000 of the revolving credit agreement subsequent to December 31, 1996.


       The early extinguishment of the senior note agreements resulted in an extraordinary loss of $4,734, ($7,283 pre-tax) recorded in the first quarter of 1997. The New Credit Facility bears interest at LIBOR plus .70% on the utilized portion and carries a .275% facility fee on the unutilized portion. The spread over LIBOR and the facility fee adjustable downward based upon the Company's debt to capitalization ratios in the future. As of June 30, 1997, the interest rate on the New Credit Facility was 6.24%. The Company entered into an interest rate swap agreement on March 14, 1997, covering $150,000 notional principal of the New Credit Facility. The interest rate swap effectively converts the floating rate to a fixed rate of 7.24% on such portion of the New Credit Facility. At June 30, 1997, the Company had $203,000 outstanding under the Company's New Credit Facility, with $32,000 available for additional borrowings.

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

          None.

Item 15.  Financial Statements and Exhibits

     (a) Financial Statements. See Item 13 of this Form 10 Registration Statement. The following Financial Statement Schedules are being filed with this registration statement:

     Schedule No.    Description                                         Page
     ------------    -----------                                         ----

          I          Summary of Investments - Other Than                  S-1
                     Investments in Related Parties at December
                     31, 1996

          II         Condensed Financial Information of                S-2 - S-4
                     Registrant as of December 31, 1996 and 1995 and for the years ended December 31, 1996, 1995 and 1994

         III         Supplementary Insurance Information for the          S-5
                     years ended December 31, 1996, 1995 and
                     1994

          IV         Reinsurance for the years ended December 31,         S-6
                     1996, 1995 and 1994

          V          Valuation and Qualifying Accounts for the            S-7
                     years ended December 31, 1996, 1995 and
                     1994

          VI         Supplementary Information Concerning                 S-8
                     Property & Casualty Insurance Operations for
                     the years ended December 31, 1996, 1995 and
                     1994


       Schedules other than those listed above are omitted for the reason that they are not applicable.

                     Pennsylvania Manufacturers Corporation
                                   Schedule I
        Summary of Investments-Other than Investments in Related Parties
                                December 31, 1996



                                                                                                    Amount at
                                                                                                which shown in the
                   Type of Investment                               Cost           Value           balance sheet
                   ------------------                            ----------      ----------     ------------------

(Dollar amounts in thousands)
Fixed maturities:
      Bonds:
           U.S. Treasury Securities and obligations of U.S
           Government agencies  .............................      $1,640,881      $1,602,744         $1,602,744
           Obligations of state and political subdivisions...          77,562          76,527             76,527
           Corporate debt securities ........................         372,620         372,846            372,846
           Mortgage-backed securities .......................          73,328          74,003             74,003
                                                                   ----------      ----------         ----------

           Total fixed maturities ...........................       2,164,391       2,126,120          2,126,120
                                                                   ----------      ----------         ----------


Equity securities:
      Common stocks:
           Industrial, miscellaneous and all other ..........             259             262                262
                                                                   ----------      ----------         ----------

           Total equity securities ..........................             259             262                262
                                                                   ----------      ----------         ----------

Short-term investments ......................................         134,971         134,971            134,971
                                                                   ----------      ----------         ----------

           Total investments ................................      $2,299,621      $2,261,353         $2,261,353
                                                                   ==========      ==========         ==========

                     Pennsylvania Manufacturers Corporation
                                   Schedule II
                            Condensed Balance Sheets
                              (Parent Company Only)




as of December 31, (in thousands, except share data)                                1996        1995
----------------------------------------------------                             ---------    ---------
Assets
Cash .........................................................................   $      --     $    799
                                                                                 ---------    ---------
Investments - other than related parties:
      Fixed maturities:
           Available for sale, at fair value
           (amortized cost:  1996 - $-; 1995 - $34) ..........................          --           45
      Equity securities, at fair value
        (cost: 1996 - $ -; 1995 - $45) .......................................          --           70
                                                                                 ---------    ---------
      Total investments - other than related parties .........................          --          115
                                                                                 ---------    ---------

Investment in subsidiaries ...................................................     584,608      832,226
Deferred tax asset, net ......................................................      36,602           --
Receivables from subsidiaries ................................................         727        9,985
Other assets .................................................................      21,096        3,157
                                                                                 ---------    ---------
           Total assets ......................................................   $ 643,033    $ 846,282
                                                                                 =========    =========

Liabilities
Long-term debt ...............................................................   $ 204,571    $ 203,571
Payables to subsidiaries .....................................................       1,605           --
Deferred tax liability, net ..................................................          --        8,146
Dividends payable to shareholders ............................................       1,983        1,981
Other liabilities ............................................................       9,046       22,916
                                                                                 ---------    ---------
           Total liabilities .................................................     217,205      236,614
                                                                                 ---------    ---------

Shareholders' Equity
Common stock, $5 par value (40,000,000 shares authorized;
      16,095,416 shares issued and 15,670,052 outstanding - 1996;
      17,044,580 shares issued and 16,652,016 outstanding - 1995) ............      80,477       85,223
Class A common stock, $5 par value (40,000,000 shares authorized;
      8,247,804 shares issued and 8,173,023 outstanding - 1996;
      7,298,640 shares issued and 7,225,232 outstanding - 1995) ..............      41,239       36,493
Retained earnings ............................................................     336,921      480,181
Unrealized (loss) gain on investments of parent company and subsidiaries
      (net of deferred income taxes: 1996 - $13,394; 1995 - ($9,429)).........     (24,874)      17,511
Notes receivable from officers ...............................................      (1,162)      (3,896)
Treasury stock, at cost:
      Common stock (1996 - 425,364 shares; 1995 - 392,564 shares) ............      (5,408)      (4,769)
      Class A common stock (1996 - 74,781 shares; 1995 - 73,408 shares) ......      (1,365)      (1,075)
                                                                                 ---------    ---------
           Total shareholders' equity ........................................     425,828      609,668
                                                                                 ---------    ---------
           Total liabilities and shareholders' equity ........................   $ 643,033    $ 846,282
                                                                                 =========    =========


 These financial statements should be read in conjunction with the Consolidated
                  Financial Statements and the notes thereto.

                     Pennsylvania Manufacturers Corporation
                                   Schedule II
                       Condensed Statements of Operations
                              (Parent Company Only)



for the years ended December 31, (in thousands)                       1996        1995         1994
-----------------------------------------------                    ---------    ---------    ---------
Revenues:
Net investment income ..........................................   $     354    $     217    $     107
Net realized investment gains ..................................          35            4           --
Management fees charged to subsidiaries ........................       5,974          350          219
Other related party income .....................................         263        1,642        1,623
Miscellaneous income ...........................................          --           --          245
                                                                   ---------    ---------    ---------
      Total revenues ...........................................       6,626        2,213        2,194
                                                                   ---------    ---------    ---------

Expenses:
General expenses ...............................................       7,082        6,982        3,602
Interest expense ...............................................      17,039       18,712       13,020
                                                                   ---------    ---------    ---------
      Total expenses ...........................................      24,121       25,694       16,622
                                                                   ---------    ---------    ---------

Loss before income taxes and equity in (loss) earnings of
   subsidiaries ................................................     (17,495)     (23,481)     (14,428)

Benefit for income taxes .......................................     (60,345)     (13,210)      (3,540)
                                                                   ---------    ---------    ---------

Income (loss) before equity in (loss) earnings of subsidiaries..      42,850      (10,271)     (10,888)

Equity in (loss) earnings of subsidiaries ......................    (178,184)      34,401       68,138
                                                                   ---------    ---------    ---------

Net (loss) income ..............................................   $(135,334)   $  24,130    $  57,250
                                                                   =========    =========    =========


 These financial statements should be read in conjunction with the Consolidated
                  Financial Statements and the notes thereto.

                     Pennsylvania Manufacturers Corporation
                                   Schedule II
                       Condensed Statements of Cash Flows
                              (Parent Company Only)



for the years ended December 31, (in thousands)                  1996        1995         1994
-----------------------------------------------               ---------    ---------    ---------

Cash Flows From Operating Activities:
     Net (loss) income ....................................   $(135,334)   $  24,130    $  57,250
     Adjustments to reconcile net (loss) income to net cash
     flows provided by operating activities:
        Equity in losses (earnings) of subsidiaries .......     178,184      (34,401)     (68,138)
        Net realized investment gains .....................         (35)          (4)        --
        (Benefit) provision for deferred income taxes .....     (19,822)       7,000        4,688
        Dividends received from subsidiaries ..............      53,634      103,213       34,000
        Change in income taxes receivable and payable .....     (24,926)         310       (9,677)
        Change in other assets and liabilities ............      (8,357)     (20,694)      11,933
                                                              ---------    ---------    ---------
Net cash flows provided by operating activities ...........      43,344       79,554       30,056
                                                              ---------    ---------    ---------


Cash Flows From Investing Activities:
     Capital contributions to subsidiaries ................     (50,000)     (61,000)     (17,100)
     Sales of fixed maturity investments ..................          45        2,122          860
     Sales (purchases) of equity investments, net .........          70          (16)         (15)
                                                              ---------    ---------    ---------
     Net cash flows used by investing activities ..........     (49,885)     (58,894)     (16,255)
                                                              ---------    ---------    ---------

Cash Flows From Financing Activities:
     Change in receivables and payables to subsidiaries ...      10,863      (12,939)     (13,547)
     Proceeds from issuance of long-term debt .............      26,000      125,000       25,000
     Repayments of long-term debt .........................     (25,000)    (125,000)     (15,715)
     Dividends paid to shareholders .......................      (7,926)      (7,885)      (5,881)
     Treasury stock transactions, net .....................        (929)         480       (3,893)
     Repayments of notes receivables from officers ........       2,734          478          235
                                                              ---------    ---------    ---------
     Net cash flows provided (used) by financing activities       5,742      (19,866)     (13,801)
                                                              ---------    ---------    ---------

     Net (decrease) increase in cash ......................        (799)         794         --
     Cash January 1 .......................................         799            5            5
                                                              ---------    ---------    ---------
     Cash December 31 .....................................   $      --    $     799    $       5
                                                              =========    =========    =========

Supplemental disclosures of cash flow information:
     Cash paid (received) for income taxes ................   $   5,525    $    (951)   $   4,532
     Cash paid for interest ...............................   $  16,609    $  15,040    $  12,868



 These financial statements should be read in conjunction with the Consolidated
                  Financial Statements and the notes thereto.

                     Pennsylvania Manufacturers Corporation
                                  Schedule III
                       Supplementary Insurance Information



                                                     Future policy benefits,                                Net
                                     Deferred policy   losses, claims, and    Unearned      Premium      investment
       (in thousands)              acquisition costs      loss expenses       premiums      revenue       income(1)
       --------------              -----------------  ---------------------   --------      -------      ----------
Year ended December 31, 1996:
The Property and Casualty Group...      $23,488            $1,501,897         $127,986      $268,601      $ 82,455
          PMA Re .................       20,518               589,175           77,996       151,974        48,676
          Corporate ..............         --                    --               --            --           2,805
                                        -------            ----------         --------      --------      --------
            Total ................      $44,006            $2,091,072         $205,982      $420,575      $133,936
                                        =======            ==========         ========      ========      ========

Year ended December 31, 1995:
The Property and Casualty Group...      $20,747            $1,518,163         $124,988      $345,607      $ 92,275
          PMA Re .................       17,154               551,823           67,734       139,345        45,166
          Corporate ..............         --                    --               --            --           1,914
                                        -------            ----------         --------      --------      --------
            Total ................      $37,901            $2,069,986         $192,722      $484,952      $139,355
                                        =======            ==========         ========      ========      ========

Year ended December 31, 1994:
The Property and Casualty Group...      $20,910            $1,583,922         $138,112      $361,124      $ 96,683
          PMA Re .................       11,326               519,792           51,339       105,410        42,068
          Corporate ..............         --                    --               --            --             (32)
                                        -------            ----------         --------      --------      --------
            Total ................      $32,236            $2,103,714         $189,451      $466,534      $138,719
                                        =======            ==========         ========      ========      ========





                                        Benefits, claims,            Amortization of        Other
                                      losses and settlement          deferred policy      operating       Net Premiums
       (in thousands)                       expenses                acquisition costs    expenses(2)        written
       --------------                 ---------------------         ------------------   -----------      ------------
Year ended December 31, 1996:
The Property and Casualty Group...          $424,686                     $52,706           $86,003         $279,422
          PMA Re .................           111,937                      37,586             8,344          164,053
          Corporate ..............              --                          --               3,509             --
                                            --------                     -------           -------         --------
            Total ................          $536,623                     $90,292           $97,856         $443,475
                                            =======                      =======           =======         ========

Year ended December 31, 1995:
The Property and Casualty Group...          $318,631                     $53,420           $57,486         $337,116
          PMA Re .................           103,947                      33,787             7,334          152,760
          Corporate ..............              --                          --              16,341             --
                                            --------                     -------           -------         --------
            Total ................          $422,578                     $87,207           $81,161         $489,876
                                            ========                     =======           =======         ========

Year ended December 31, 1994:
The Property and Casualty Group...          $324,119                     $55,843           $59,561         $353,151
          PMA Re .................            78,750                      27,684             7,341          113,351
          Corporate ..............              --                          --               7,746             --
                                            --------                     -------           -------         --------
            Total ................          $402,869                     $83,527           $74,648         $466,502
                                            ========                     =======           =======         ========

   (1)    Net investment income is based on each segment's invested assets.
   (2) Other operating expenses are allocated primarily on the specific identification basis. When indirect expenses cannot be directly related to a segment, these expenses are allocated depending on the nature of the expense.

                     PENNSYLVANIA MANUFACTURERS CORPORATION
                                   Schedule IV
                                   Reinsurance




                                                             Ceded to                                             Percentage of
                                           Direct             other           Assumed from           Net              amount
(dollar amounts in thousands)              Amount           companies       other companies         amount        assumed to net
-----------------------------              ------           ---------       ---------------         ------        --------------

Year Ended December 31, 1996:
Premiums:
      Property and liability insurance... $299,386            88,499             209,688           $420,575            50%
                                          ========            ======             =======           ========            ===

Year Ended December 31, 1995:
Premiums:
      Property and liability insurance... $370,590            35,476             149,838           $484,952            31%
                                          ========            ======             =======           ========            ===

Year Ended December 31, 1994:
Premiums:
      Property and liability insurance... $379,216            60,558             147,876           $466,534            32%
                                          ========            ======             =======           ========            ===

                     Pennsylvania Manufacturers Corporation
                                   Schedule V
                        Valuation and Qualifying Accounts



------------------------------------------------------------------------------------------------------------------------------------
                                         Balance at beginning    Charged to costs and     Deductions-write-offs of      Balance at
           Description                         of period               expenses            uncollectible accounts     end of period
------------------------------------------------------------------------------------------------------------------------------------

Year ended December 31, 1996:
Allowance for uncollectible accounts:
  Uncollected premiums ..................       $16,330                 19,532                      16,985               $18,877

------------------------------------------------------------------------------------------------------------------------------------

Year ended December 31, 1995:
Allowance for uncollectible accounts:
  Uncollected premiums ..................       $22,402                     --                       6,072               $16,330

------------------------------------------------------------------------------------------------------------------------------------

Year ended December 31, 1994:
Allowance for uncollectible accounts:
  Uncollected premiums ..................       $21,839                  6,053                       5,490               $22,402

------------------------------------------------------------------------------------------------------------------------------------

                     Pennsylvania Manufacturers Corporation
                                   Schedule VI
       Supplemental Information Concerning Property and Casualty Insurers



------------------------------------------------------------------------------------------------------------------------------
                                                                        Discount
                                                                           on
                                                       Reserves for     Reserves
                                                          Unpaid       for Unpaid
                                                        Claims and     Claims and
                                                          Claim           Claim
                                     Deferred policy    Adjustment     Adjustment    Unearned     Earned     Net Investment
 Affiliation with Company           acquisition costs    Expenses       Expenses     Premiums    Premiums         Income
------------------------------------------------------------------------------------------------------------------------------
Consolidated property-casualty
subsidiaries:

Year ended December 31, 1996.......     $44,006         $2,091,072      $514,248     $205,982    $420,575        $131,131

Year ended December 31, 1995.......      37,901          2,069,986       587,025      192,722     484,952         137,441

Year ended December 31, 1994.......      32,236          2,103,714       572,047      189,451     466,534         138,751

------------------------------------------------------------------------------------------------------------------------------






-----------------------------------------------------------------------------------------------------------------------------------

                                          Claims and claim adjustment
                                         expenses incurred related to
                                         ----------------------------

                                                                          Amortization of
                                                                          deferred policy        Paid cliams and       Net Premium
 Affiliation with Company                 Current Year   Prior Years     acquisition costs     adjustment expenses       Written
-----------------------------------------------------------------------------------------------------------------------------------
Consolidated property-casualty
subsidiaries:

Year ended December 31, 1996.......        $323,069        $156,074           $90,292                $510,621           $443,475

Year ended December 31, 1995.......         357,787          51,491            87,207                 469,942            489,876

Year ended December 31, 1994.......         352,025             366            83,527                 478,981            466,502

-----------------------------------------------------------------------------------------------------------------------------------

                        REPORT OF INDEPENDENT ACCOUNTANTS





To the Board of Directors and Shareholders
Pennsylvania Manufacturers Corporation:


      Our report on the consolidated financial statements of Pennsylvania Manufacturers Corporation is included on page F-31 of this Form 10 Registration Statement. In connection with our audits of such financial statements, we have also audited the related financial statement schedules listed in the index on page 99 of this Form 10.


      In our opinion, the financial statement schedules referred to above, when considered in relation to the basic financial statements taken as a whole, present fairly, in all material respects, the information required to be included therein.

/s/ Coopers & Lybrand L.L.P.
2400 Eleven Penn Center
Philadelphia, Pennsylvania
February 14, 1997, except for
Notes 6 and 15, as to which the date
is March 14, 1997

      (b) Exhibits filed with the Form 10 Registration Statement are as follows:


Exhibit No.                Description of Exhibit
----------                 ----------------------

  * 3.1                    Amended and Restated Articles of Incorporation of the Company.

  * 3.2                    Amended and Restated Bylaws of the Company.

                           Management Contracts

  *10.1                    Employment Agreement dated April 1, 1995 between the Company and
                           Frederick W. Anton III.

  *10.2                    Employment Agreement dated May 1, 1995 between the Company and John
                           W. Smithson.

  *10.3                    The PMC EDC Plan Trust Agreement dated as of 1994.

  *10.4                    The PMC Supplemental Executive Retirement Plan (SERP) dated July 1995.

  *10.5                    The Company's Amended and Restated 1987 Incentive Stock Option Plan.

  *10.6                    The Company's Amended and Restated 1991 Equity Incentive Plan.

  *10.7                    The Company's Amended and Restated 1993 Equity Incentive Plan.

  *10.8                    The Company's Amended and Restated 1994 Equity Incentive Plan.

  *10.9                    The Company's 1995 Equity Incentive Plan.

  *10.10                   The Company's 1996 Equity Incentive Plan.

                           Other Material Contracts

  *10.11                   Federal Tax Allocation Agreement.

  *10.12                   Office Lease between Nine Penn Center Associates, L.P., as
                           Landlord and Lorjo Corp., as Tenant, covering premises located at Mellon Bank Center, 1735 Market Street, Philadelphia,
                           Pennsylvania, dated May 26, 1994.

  *10.13                   Credit Agreement dated as of March 14, 1997 by and among the
                           Company, The Bank of New York, First Union National Bank of
                           North Carolina, Fleet National Bank, PNC Bank, National
                           Association, Mellon Bank, N.A., CoreStates Bank, N.A. and
                           Dresdener Bank AG, New York Branch and Grand Cayman Branch.

  *10.14                   Master Agreement dated as of February 7, 1997 between the
                           Company and First Union National Bank of North Carolina.

----------------
* Incorporated by reference to initial filing of Registrant's Registration Statement on Form 10, filed June 26, 1997.


Exhibit No.                Description of Exhibit
----------                 ----------------------

  *10.15                   First Amended and Restated Letter of Credit Agreement by and among the
                           Company, the Bank of New York, Mellon Bank, N.A., Fleet Bank, National
                           Association, PNC Bank, National Association and First Union Bank of North
                           Carolina.



 **11.1                    Computation of Per Share Earnings.



  *21.1                    Subsidiaries of the Company.



 **27.1                    Financial Data Schedule.


----------------
* Incorporated by reference to initial filing of Registrant's Registration Statement on Form 10, filed June 26, 1997.


** Incorporated by reference to Amendment No. 1 to the Registrant's Registration
   Statement on Form 10/A filed August 22, 1997.

                                   Signatures

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Company has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       PENNSYLVANIA MANUFACTURERS
                                       CORPORATION



Date: 9/19/97                          By: /s/ Francis W. McDonnell
     -----------------                     -------------------------------
                                           Francis W. McDonnell, Senior Vice
                                           President, Chief Financial Officer
                                           and Treasurer


                                  EXHIBIT INDEX

Exhibit No.                           Description of Exhibit
-----------                           ----------------------

  * 3.1                   Amended and Restated Articles of Incorporation of the Company.

  * 3.2                   Amended and Restated Bylaws of the Company.

                          Management Contracts

  *10.1                   Employment Agreement dated April 1, 1995 between the Company and
                          Frederick W. Anton III.

  *10.2                   Employment Agreement dated May 1, 1995 between the Company and John
                          W. Smithson.

  *10.3                   The PMC EDC Plan Trust Agreement dated as of 1994.

  *10.4                   The PMC Supplemental Executive Retirement Plan (SERP) dated July 1995.

  *10.5                   The Company's Amended and Restated 1987 Incentive Stock Option Plan.

  *10.6                   The Company's Amended and Restated 1991 Equity Incentive Plan.

  *10.7                   The Company's Amended and Restated 1993 Equity Incentive Plan.

  *10.8                   The Company's Amended and Restated 1994 Equity Incentive Plan.

  *10.9                   The Company's 1995 Equity Incentive Plan.

  *10.10                  The Company's 1996 Equity Incentive Plan.

                          Other Material Contracts

  *10.11                  Federal Tax Allocation Agreement.

  *10.12                  Office lease between Nine Penn Center Associates, L.P., as
                          Landlord, and Lorjo Corp., as Tenant, covering premises
                          located at Mellon Bank Center, 1735 Market Street,
                          Philadelphia, Pennsylvania, dated May 26, 1994.

  *10.13                  Credit Agreement dated as of March 14, 1997 by and among the
                          Company, The Bank of New York, First Union National Bank of
                          North Carolina, Fleet National Bank, PNC Bank, National
                          Association, Mellon Bank, N.A., CoreStates Bank, N.A. and
                          Dresdener Bank AG, New York Branch and Grand Cayman Branch.

  *10.14                  Master Agreement dated as of February 7, 1997 between the
                          Company and First Union National Bank of North Carolina.


----------------
* Incorporated by reference to initial filing of Registrant's Registration Statement on Form 10, filed June 26, 1997.


Exhibit No.                           Description of Exhibit
-----------                           ----------------------


  *10.15                  First Amended and Restated Letter of Credit Agreement by and among the
                          Company, the Bank of New York, Mellon Bank, N.A., Fleet Bank, National
                          Association, PNC Bank, National Association and First Union Bank of North
                          Carolina.



 **11.1                   Computation of Per Share Earnings.



  *21.1                   Subsidiaries of the Company.



 **27.1                   Financial Data Schedule.


----------------
* Incorporated by reference to initial filing of Registrant's Registration Statement on Form 10, filed June 26, 1997.


** Incorporated by reference to Amendment No. 1 to the Registrant's Registration
   Statement on Form 10/A filed August 22, 1997.